Filed Pursuant to Rule 424(b)(1)

Reg.No.333 - 134039

2,987,379 Shares

MWI VETERINARY SUPPLY, INC.

Common Stock
$32.25 per share

•

MWI Veterinary Supply, Inc. is offering 869,565 shares of common stock and the selling stockholders are offering 2,117,814 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

	• •	The last reported sale price of our common stock on July 19, 2006 was $32.46 per share. Trading Symbol: Nasdaq national market — MWIV

This investment involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$32.25	$96,342,973
Underwriting discount	$1.61	$4,809,680
Proceeds, before expenses, to MWI	$30.64	$26,643,472
Proceeds, before expenses, to selling stockholders	$30.64	$64,889,821

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase on a pro rata basis up to 130,435 additional shares of our common stock from us and up to 317,671 shares of common stock from the selling stockholders to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about July 25, 2006.

Joint Book Running Managers

Piper Jaffray
Banc of America Securities LLC
William Blair & Company

The date of this prospectus is July 19, 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained in our website does not constitute part of this prospectus.

Unless otherwise stated, all references to “MWI,” “we,” “us,” “our,” the “Company” and similar designations refer to MWI Veterinary Supply, Inc. “MWI,” our logo and other trademarks mentioned in this prospectus are the property of MWI or our subsidiaries.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read the more detailed information set out in this prospectus, especially the risks of investing in our common stock that we discuss under the “Risk Factors” section, as well as the financial statements and the related notes to those statements included elsewhere in this prospectus. References in this prospectus to “we,” “us,” “our” and “MWI” refer to MWI Veterinary Supply, Inc. unless the context requires otherwise. Unless otherwise indicated, all statistical information provided about our business in this prospectus speaks as of March 31, 2006.

Our Business

We are a leading distributor of animal health products to veterinarians across the United States. We distribute more than 10,000 products sourced from over 400 vendors to more than 15,000 veterinary practices nationwide from ten strategically located distribution centers. Products we sell include pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, supplies, veterinary pet food and nutritional products. We market these products to veterinarians in both the companion animal and production animal markets. As of March 31, 2006, we had a sales force of 237 people covering the United States. We also offer our customers a variety of value-added services, including on-line ordering, pharmacy fulfillment, inventory management, equipment procurement consultation and special order fulfillment, which we believe closely integrates us with our customers’ day-to-day operations and provides them with meaningful incentives to continue ordering from us.

Historically, approximately two-thirds of our total revenues have been generated from sales of companion animal products and one-third from production animal products. For our fiscal year ended September 30, 2005, our total revenues were $496.7 million and our operating income was $15.8 million. For the six-months ended March 31, 2006, our total revenues were $281.2 million and our operating income was $12.1 million.

Our Industry

According to the Animal Health Institute, an industry group representing manufacturers of animal health products, animal health product sales in the United States for 2004 totaled $5 billion, an increase of 5% compared to 2003. The market for animal health products in the United States is split between products sold for companion and production animals. Companion animals include dogs, cats, other pets and horses, while production animals include cattle and other food-producing animals. The Animal Health Institute estimates that the market for animal health products in the United States for 2004 was approximately 58% companion animal and 42% production animal.

Veterinarians are one of the primary purchasers of animal health products, particularly in the companion animal market. As of December 31, 2005, according to the American Veterinary Medical Association, or AVMA, there were more than 54,000 veterinarians in private practice in more than 27,000 veterinary practices nationwide. Based on data provided by the AVMA, we estimate that these veterinary practices purchase an average of $140,000 of animal health products annually, including food, the majority of which is ordered through distributors. We believe that veterinary practices typically place at least one order per week to avoid storing and managing large volumes of supplies. We believe that distributors play a vital role for veterinary practices by providing access to a broad selection of products through a single channel and helping them efficiently manage their inventory levels. Distributors also offer product vendors substantial value by providing cost-effective access to a highly fragmented and geographically diverse customer base.

Our Strengths

We believe that our strengths include:

•                  Leading Distributor to Veterinarians.   Based upon our total revenues for our fiscal year ended September 30, 2005, we are a leading animal health products distributor to veterinarians in the United States. While most of our products are available from several sources and our customers typically have relationships with several distributors, we believe that our broad product offering, competitive pricing, superior customer service, rapid product fulfillment and value-added services provide meaningful incentives for our customers to continue ordering from us.

•                  Leading Sales and Marketing Franchise.   Our 237 sales representatives educate customers on new veterinary products, assist in product selection and purchasing, and offer inventory management solutions. We also publish detailed product catalogs and monthly magazines, which are often utilized by our customers as reference tools. While salespeople and printed materials are vital to our marketing strategy, we also provide on-line ordering, valuable business information and value-added services through our Internet site, www.mwivet.com.

•                  Strong, Established Relationships with Veterinarians and Vendors.   Our ability to serve as a single source for most of our customers’ animal health product needs has enabled us to develop strong and long-term customer relationships. For more than ten years we have maintained distribution arrangements with Banfield — The Pet Hospital, the nation’s largest private veterinary practice, and with our non-controlled affiliate, Feeders’ Advantage, L.L.C., a buying group composed of several of the largest cattle feeders in the United States. Since we do not manufacture any of our products, we are dependent on our vendors for our supply of products. While our vendors often have relationships with multiple distributors, many of our key vendors have been working with us for over ten years, while other key vendors have more recently expanded their relationships with us. We believe our market position makes us an attractive partner for leading product vendors, since we provide cost-effective access to a significant portion of the highly fragmented and geographically diverse veterinary market.

•                  Recurring Revenue Product Base.   Over 95% of our product sales for our fiscal years ended September 30, 2005, 2004 and 2003 were from consumable medicines and supplies commonly required by veterinarians in their practice. Historically, this aspect of our business has resulted in a recurring stream of revenues.

•                  Sophisticated Technology and Information Systems.   In 2004, we successfully completed a comprehensive upgrade of our enterprise information system, the central hub for all of our business processes. This system supports order processing, inventory control, invoicing, shipping, sales analysis and reporting, supply chain management and financial accounting. We believe that this system could support more than a doubling of our revenues with minimal incremental investment.

•                  Experienced Management Team.   We have a strong and experienced senior management team with substantial animal health industry expertise. The members of our senior management team have been with us for an average of over ten years, and each member has demonstrated a commitment and capability to deliver growth in revenues and profitability.

Our Strategy

Our mission is to strengthen our position as a leading national animal health products distributor while continuing to deliver substantial value to our customers, increase our revenues and improve our profitability. Our strategy to achieve our mission is outlined below.

•                  Increase Sales to Our Existing Customers.   We intend to increase our share of animal health product purchases from our existing customers by utilizing our proprietary customer database to focus our marketing efforts, expanding our sales force, selectively adding products to our portfolio and increasing and expanding the value-added services we provide to our customers. Competition for hiring sales representatives who have existing customer relationships is intense and we focus on retaining our valued staff who have demonstrated the skills needed to successfully market our products and services. If we fail to hire or retain a sufficient number of qualified professionals, it could adversely impact our business.

•                  Expand Our Business Assistance Services for Veterinarians.   We intend to enhance our customer relationships by expanding our business assistance services for veterinarians. These value-added services include among others our e-commerce platform, Sweep™ in-clinic inventory management system and pharmacy fulfillment program. We recently began the process of upgrading our Internet site, www.mwivet.com, in order to enhance the e-commerce functionality available to our customers.

•                  Increase the Total Number of Customers We Serve.   We intend to raise the percentage of veterinary practices we serve by increasing the number and productivity of our sales representatives, selectively acquiring competitors and adding distribution centers as we deem necessary. We see the greatest opportunities to add new customers in the Northeastern, Midwestern and Southeastern regions of the United States, areas where we do not hold the leading market position. We believe it is important to increase the total number of customers we serve in order to attain the growth goals that are a feature of many of our vendors’ rebate programs. Changes to any vendor rebate program or our failure to achieve these growth goals may have a material effect on our gross profit and our operating results in any given quarter or year.

•                  Continuously Seek to Improve Operations.   We continuously evaluate opportunities to increase sales, lower costs and realize operating efficiencies. Current initiatives include investments in our databases and warehouse management systems to further increase automation. We also plan to pursue alternative product sourcing strategies and have recently implemented a private label program on selected products to reduce our procurement costs and increase our profitability, while maintaining our strong relationships with key vendors.

•                  Make Selective Acquisitions.   The U.S. market for animal health products distribution is highly fragmented, with numerous national, regional and local distributors. Many of these companies are small, privately-held businesses, some of which may represent attractive acquisition candidates. Since November 2004, we acquired and integrated Memorial Pet Care, Inc. and Vetpo Distributors, Inc. into our operations. On May 8, 2006, we acquired substantially all of the assets of Northland Veterinary Supply, Inc. (“Northland”) and we are in the process of integrating their business. We will continue to evaluate selective acquisitions that can benefit from our infrastructure, systems and expertise. However, difficulties with the integration of any acquisition may impose substantial costs and delays and cause other unanticipated problems for us.

Recent Developments

On May 8, 2006, we acquired substantially all of the assets of Northland for approximately $4.0 million, consisting of $3.0 million in cash and 28,744 shares of unregistered restricted common stock. The acquisition agreement also calls for an adjustment to be paid in cash if Northland’s working capital is greater than or less than a pre-determined level. Northland is based in Clear Lake, Wisconsin and is a distributor of animal health products to approximately 500 veterinary practices and producers across the Midwestern United States.

Our History

Our business commenced operations as part of a veterinary practice in 1976 and was incorporated as MWI Drug Supply, Inc., an Idaho corporation, in 1980. MWI Drug Supply, Inc. was acquired by Agri Beef Co. in 1981. MWI Veterinary Supply Co. was incorporated as an independent subsidiary of Agri Beef Co. in September 1994. Effective June 18, 2002, MWI Holdings, Inc. was formed by Bruckmann, Rosser, Sherrill & Co. II, L.P. (“BRS”) for the sole purpose of acquiring all of the outstanding stock of MWI Veterinary Supply Co. from Agri Beef Co. As a result of this transaction, MWI Veterinary Supply Co. became our wholly-owned subsidiary. On April 21, 2005, we changed our name from MWI Holdings, Inc. to MWI Veterinary Supply, Inc.

Our Initial Public Offering

On August 3, 2005, we completed our initial public offering in which we sold an aggregate of 4,983,334 shares (including the exercise of the underwriters’ over-allotment option) of our common stock at a price of $17 per share. We received net proceeds of $77,158,625 after deducting the underwriting discounts and offering expenses. We used the net proceeds to redeem all of our Series A preferred stock for approximately $39,788,763 and to repay approximately $37,369,862 of borrowings outstanding on our revolving credit facility under our amended credit agreement.

Corporate Information

We are organized as a Delaware corporation. Our headquarters are located at 651 S. Stratford Drive, Suite 100, Meridian, Idaho 83642. Our telephone number is (800) 824-3703. Our website address is www.mwivet.com. The information on our website is not incorporated as a part of this prospectus.

The Offering

Common stock offered by MWI Veterinary Supply, Inc.	869,565 shares
Common stock offered by the selling stockholders	2,117,814 shares
Common stock to be outstanding after this offering	11,462,358 shares
Use of proceeds

We will not receive any proceeds from the sale of shares by the selling stockholders. We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $25.9 million, or $29.9 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated fees and expenses payable by us. We intend to use the net proceeds of this offering to repay borrowings outstanding on the revolving credit facility under our amended credit agreement and the remainder, if any, for general corporate purposes.

You should read the discussion in the “Use of Proceeds” section of this prospectus for more information.
Nasdaq National Market symbol	MWIV
Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 10,592,793 shares outstanding as of March 31, 2006 and excludes 559,048 shares of common stock issuable upon exercise of outstanding options as of March 31, 2006 at a weighted average exercise price of $3.84 per share. See “Management — Stock Incentive Plans.”

Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 440,106 shares of common stock that the underwriters have the option to purchase from us and the selling stockholders on a pro rata basis to cover any over-allotments and the 28,744 shares of restricted common stock we issued on May 8, 2006 in connection with the Northland acquisition. All information in this prospectus assumes the issuance and sale of our common stock in this offering at an offering price of $32.25 per share.

Summary Consolidated Financial and Operating Data

The summary consolidated financial and operating data below are derived from the following sources:

•                  Our consolidated financial statements for our fiscal years ended September 30, 2003, 2004 and 2005, which have been audited by an independent registered public accounting firm.

•                  Our unaudited interim condensed consolidated financial statements as of March 31, 2006 and for the six-months ended March 31, 2005 and 2006, which in the opinion of management reflect all adjustments necessary, to present fairly, in accordance with generally accepted accounting principles in the United States, the information for such periods and have been reviewed by an independent registered public accounting firm. The operating results of the interim periods are not necessarily indicative of results for a full year.

•                  Our unaudited as adjusted balance sheet data as of March 31, 2006 is as adjusted for this offering and the expected use of proceeds as if these events had been completed on March 31, 2006.

The summary consolidated financial and operating data below represent portions of our financial statements and are not complete. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes to those statements included in this prospectus. Historical results are not necessarily indicative of future performance.

				Six-Months Ended
	Year Ended September 30,			March 31,
	2003	2004	2005	2005	2006
	(in thousands, except per share amounts)
Revenues:
Product sales	$315,738	$367,863	$463,272	$210,148	$260,303
Product sales to related party	22,960	22,163	28,473	12,947	17,356
Commissions	3,011	4,256	4,910	2,309	3,506
Total revenues	341,709	394,282	496,655	225,404	281,165
Cost of product sales	294,692	338,684	426,709	192,308	238,485
Gross profit	47,017	55,598	69,946	33,096	42,680
Selling, general and administrative expenses(1)	35,886	41,872	52,647	23,819	29,712
Depreciation and amortization	976	1,146	1,528	727	915
Operating income	10,155	12,580	15,771	8,550	12,053
Other income (expense):
Interest expense(2)	(3,034)	(6,098)	(6,515)	(3,545)	(1,133)
Earnings of equity method investees	106	104	131	59	82
Other	218	218	268	124	227
Total other expense	(2,710)	(5,776)	(6,116)	(3,362)	(824)
Income before taxes	7,445	6,804	9,655	5,188	11,229
Income tax expense	(3,116)	(4,280)	(5,098)	(2,937)	(4,435)
Net income	4,329	2,524	4,557	2,251	6,794
Redeemable preferred stock accretion	(2,714)	—	—	—	—
Income to common stockholders	$1,615	$2,524	$4,557	$2,251	$6,794

footnotes on the following page

				Six-Months Ended
	Year Ended September 30,			March 31,
	2003	2004	2005	2005	2006
	(in thousands, except per share amounts)
Earnings per common share:
Basic	$0.32	$0.50	$0.76	$0.44	$0.64
Dilutive	$0.28	$0.43	$0.68	$0.38	$0.62
Weighted average common shares outstanding:
Basic	5,013	5,038	5,970	5,062	10,582
Dilutive	5,745	5,878	6,697	5,880	10,873

	As of
	March 31, 2006
	Actual	As Adjusted
	in thousands
Cash	$34	$1,329
Working capital(3)	54,156	80,104
Total assets	189,080	190,375
Total debt	25,043	389
Total stockholders’ equity	93,813	119,762

	Year Ended			Six-Months Ended
	September 30,			March 31,
	2003	2004	2005	2005	2006
Other Data:
Product sales from Internet as a percentage of sales	18%	18%	21%	21%	23%
Field sales representatives (at end of period)	94	111	134	135	142
Telesales representatives (at end of period)	75	79	93	90	95
Fill rate(4)	98%	98%	98%	98%	98%

(1)                                        Includes management fees expense of $250, $386 and $2,456 for our fiscal years ended September 30, 2003, 2004 and 2005, respectively, and $266 and $0 for the six-months ended March 31, 2005 and 2006, respectively as a result of payments to BRS and Agri Beef Co. The management and consulting services agreement was terminated in August 2005 for a termination fee of $2,000 that is included in the management fee expense of $2,456 for fiscal year ended September 30, 2005.

(2)                                        Includes accretion of our Series A preferred stock dividends beginning on July 1, 2003, which is nondeductible for income tax purposes. Accretion expense included as a component of interest expense was $999, $4,239 and $4,055 for fiscal years ended September 30, 2003, 2004 and 2005, respectively and $2,315 and $0 for the six-months ended March 31, 2005 and 2006, respectively. We used a portion of the proceeds from our initial public offering in August 2005 to redeem all the Series A preferred stock.

(3)                                        Defined as current assets minus current liabilities.

(4)                                        Defined as, for any period, the dollar value of orders shipped the same day they were placed from any warehouse expressed as a percentage of the total dollar value of the orders placed by customers in the period.

RISK FACTORS

The value of your investment will be subject to the significant risks inherent in our business. Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, which we believe are all the risks to our business that are material, together with all of the other information included in this prospectus. If any of the events described below occur, our business and financial results could be adversely affected in a material way, and you therefore may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business operations.

Risks Related To Our Business

Our operating results may fluctuate due to factors outside of management’s control.

Our future revenues and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management’s control. The most notable of these factors include:

•                  vendor rebates based upon attaining certain growth goals;

•                  changes in or availability of vendor rebate programs;

•                  changes in the way vendors introduce products to market;

•                  the recall of a significant product by one of our vendors;

•                  extended shortage or backorder of a significant product by one of our vendors;

•                  seasonality;

•                  the impact of general economic trends on our business;

•                  the timing and effectiveness of marketing programs offered by our vendors;

•                  the timing of the introduction of new products and services by our vendors; and

•                  competition.

These factors could adversely impact our results of operations and financial condition. We may be unable to reduce operating expenses quickly enough to offset any unexpected shortfall in revenues or gross profit. If we have a shortfall in revenues or gross profit without a corresponding reduction to expenses, operating results may suffer. Our operating results for any particular fiscal year or quarter may not be indicative of future operating results. You should not rely on year-to-year or quarter-to-quarter comparisons of results of operations as an indication of our future performance.

An adverse change in vendor rebates could negatively affect our business.

The terms on which we purchase or sell products from many vendors of animal health products entitle us to receive a rebate based on the attainment of certain growth goals. Vendors may adversely change the terms of some or all of these rebate programs. Because the amount of rebates we earn is directly related to the attainment of pre-determined sales growth goals, and because the nature of the rebate programs and the amount of rebates available are determined by the vendors, there can be no assurance as to the amount of rebates that we will earn in any given year. Historically, we have been successful in achieving most rebate growth goals and have not experienced any material adverse impact on our results of operations and financial condition due to a change in a rebate program. Changes to any rebate program initiated by our vendors may have a material effect on our gross profit and our operating results in any given quarter or year. Vendors may reduce the amount of rebates offered under their programs, or increase the growth goals or other conditions we must meet to earn rebates to levels that we cannot achieve. During calendar year 2006, certain of our vendors modified their rebate programs with us. These rebate program modifications changed the revenue growth targets from annual-weighted calendar year targets to either quarterly or trimester growth targets. These modifications will result in rebates previously expected to be earned and recognized in our first fiscal quarter 2007 ending on December 31 (or the fourth calendar quarter) to be recognized earlier in our fiscal year 2006.

Additionally, factors outside of our control, such as customer preferences or vendor supply issues, can have a material impact on our ability to achieve the growth goals established by our vendors, which may reduce the amount of rebates we receive. The occurrence of any of these events could have an adverse impact on our results of operations.

Our quarterly operating results may fluctuate significantly, and these fluctuations may cause our stock price to fall.

Our quarterly revenues and operating results have varied significantly in the past, and may continue to do so in the future. While we accrue rebates from vendors as they are earned, our rebates have historically been highest during the quarter ended December 31, since most of our vendors’ rebate programs were designed to include targets to be achieved during the calendar year. During calendar year 2006, certain of our vendors modified their rebate programs with us. These rebate program modifications changed the revenue growth targets from annual-weighted calendar year targets to either quarterly or trimester growth targets. These modifications will result in rebates previously expected to be earned and recognized in our first fiscal quarter 2007 ending on December 31 (or the fourth calendar quarter) to be recognized earlier in our fiscal year 2006. Historically, our revenues have been seasonal, with peak sales in the spring and fall months. The seasonal nature of our business is directly tied to the buying patterns of veterinarians for production animal health products used for certain medical procedures performed on production animals during the spring and fall months. These buying patterns can also be affected by vendors’ and distributors’ marketing programs launched during the summer months, particularly in June, which can cause veterinarians to purchase production animal health products earlier than those products are used. This kind of early purchasing may reduce our sales in the months these purchases would have otherwise been made. While companion animal products tend to have a different product use cycle than production animal health products, and approximately two-thirds of our revenues have been generated from the sale of companion animal products, we cannot assure you that our revenues and operating results will not continue to fluctuate on a quarter-to-quarter basis. We believe period-to-period comparisons of our results of operations are not necessarily meaningful as our future revenue and results of operations may vary substantially. It is also possible that in future quarters our results of operations will be below the expectations of securities analysts and investors. In either case, the price of our common stock could decline, possibly materially.

Our market is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.

The market for veterinary distribution services is highly competitive, continually evolving and subject to technological change. We compete with numerous vendors and distributors based on customer relationships, service and delivery, product selection, price and e-business capabilities including:

•                  Butler Animal Health Supply;

•     Henry Schein, Inc.;

•                  Lextron Animal Health, Inc.;

•                  Professional Veterinary Products, Ltd.;

•                  Vet Pharm, Inc.;

•                  Walco International, Inc.;

•                  Webster Veterinary Supply, a division of Patterson Companies, Inc.; and

•                  other national, regional, local and specialty distributors.

Some of our competitors may have more customers, stronger brand recognition or greater financial and other resources than we do. Most of our products are available from several sources, including other distributors and vendors, and our customers typically have relationships with several distributors and vendors. Many of our competitors have comparable product lines, technical expertise or distribution strategies that directly compete with us. Our competitors could obtain exclusive rights to distribute certain products, eliminating our ability to distribute those products. The entry of new distributors in the industry could also have a material adverse effect on our ability to compete. Additionally, some of our vendors may decide to compete with us by selling their products directly to our customers. If we do not compete successfully against these organizations, it could have a material and adverse effect on our business, financial condition and results of operations.

Consolidation in the veterinary distribution business and veterinary practices may decrease our revenues and profitability.

Consolidation in the veterinary distribution business could result in existing competitors increasing their market share, which could give them greater pricing power, decrease our revenues and profitability, and increase the competition for customers. Consolidation of the many small, privately-held veterinary practices would result in an increasing number of larger veterinary practices, which could have increased purchasing leverage and the ability to negotiate lower product costs. This could reduce our operating margins and negatively impact our revenues and profitability. Any of these developments could result in increased marketing expenses and have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations depend upon maintaining our relationships with vendors.

At March 31, 2006 we distributed more than 10,000 products sourced from more than 400 vendors to over 15,000 veterinary practices. We currently do not manufacture any of our products and are dependent on these vendors for our supply of products. Our top three vendors, Fort Dodge, Pfizer and Vedco, supplied products that accounted for approximately 45% of our revenues for our fiscal year ended September 30, 2005 and 47% for the six-months ended March 31, 2006. Our ten largest vendors supplied products that accounted for approximately 73% of our revenues for our fiscal year ended September 30, 2005 and 72% for the six-months ended March 31, 2006.

Our ability to sustain our gross profits has been, and will continue to be, dependent in part upon our ability to obtain favorable terms and access to new and existing products from our vendors. These terms may be subject to changes from time to time by vendors, such as changing from a “buy/sell” to an agency relationship, or from an agency to a “buy/sell” relationship. In a “buy/sell” transaction, we purchase or take inventory of products from our vendors. Under an agency relationship, when we receive orders for products from a customer, we transmit the order to the vendor who then picks, packs and ships the products. Any changes from “buy/sell” to agency or from agency to “buy/sell” could adversely affect our revenues and operating income. The loss of one or more of our large vendors, a material reduction in their supply of products to us or material changes in the terms we obtain from them could have a material adverse effect on our business, financial condition and results of operations.

Some of our current and future vendors may decide to compete with us in the future by pursuing or increasing their efforts in direct marketing and sales of their products. These vendors could sell their products at lower prices and maintain a higher gross margin on their product sales than we can. In this event, veterinarians or animal owners may elect to purchase animal health products directly from these vendors. Increased competition from any vendor of animal health products could significantly reduce our market share and adversely impact our financial results.

In addition, we may not be able to establish relationships with key vendors in the animal health industry if we have established relationships with competitors of these key vendors. We have written agreements with approximately 30 of our vendors, including Fort Dodge and Pfizer. Some of our agreements with vendors are for one-year periods. Upon expiration, we may not be able to renew our existing agreements on favorable terms, or at all. If we lose the right to distribute products under such agreements, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from vendors that we fail to continue with and erode our market share.

We rely substantially on third-party vendors, and the loss of products or delays in product availability from one or more third-party vendors could substantially harm our business.

We must contract for the supply of current and future products of appropriate quantity, quality and cost. These products must be available on a timely basis and be in compliance with any regulatory requirements. Failure to do so could substantially harm our business.

We often purchase products from our vendors under agreements that typically have a term of one year and can be terminated on a periodic basis. There can be no assurance, however, that our vendors will be able to meet their obligations under these agreements or that we will be able to compel them to do so. Risks of relying on vendors include:

•                  If an existing agreement expires or a certain product line is discontinued or recalled, then we would not be able to continue to offer our customers the same breadth of products and our sales and operating results would likely suffer unless we are able to find an alternate supply of a similar product.

•                  Agreements we may negotiate in the future may commit us to certain minimum purchase levels or other spending obligations. It is possible we will not be able to create the market demand to meet such obligations, which would create an increased drain on our financial resources and liquidity.

•                  If market demand for our products increases suddenly, our current vendors might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements or fund new sources of supply, and may result in substantial delays in meeting market demand. If we consistently generate more demand for a product than a given vendor is capable of handling, it could lead to large backorders and potentially lost sales to competitive products that are more readily available.

•                  We may not be able to control or adequately monitor the quality of products we receive from our vendors. Poor quality products could damage our reputation with our customers.

•                  Some of our third party vendors are subject to ongoing periodic unannounced inspection by regulatory authorities, including the Food and Drug Administration (“FDA”), the US Department of Agriculture (“USDA”), the Environmental Protection Agency (“EPA”), the Drug Enforcement Agency (“DEA”) and other federal and state agencies for compliance with strictly enforced regulations. We do not have control over our vendors’ compliance with these regulations and standards. Violations could potentially lead to interruptions in supply that could lead to lost sales to competitive products that are more readily available.

Potential problems with vendors such as those discussed above could substantially decrease sales of our products, lead to higher costs and damage our reputation with our customers.

We rely upon third parties to ship products to our customers and interruptions in their operations could harm our business, financial condition and results of operations.

We use United Parcel Service, Inc., or UPS, as our primary delivery service for our air and ground shipments of products to our customers. If there were any significant service interruptions, there can be no assurance that we could engage alternative service providers to deliver these products in either a timely or cost-efficient manner, particularly in rural areas where many of our customers are located. Any labor disputes, slowdowns, transportation disruptions or other adverse conditions in the transportation industry experienced by UPS could impair or disrupt our ability to deliver our products to our customers on a timely basis, and could have a material adverse effect upon our customer relationships, business, financial condition and results of operations. For example, during the strike by members of the International Brotherhood of Teamsters against UPS in August 1997, many of our sales representatives, some traveling hundreds of miles, were required to make deliveries to customers for which no alternative delivery service provider was available on a timely basis. In addition, rising fuel costs may result in continued increases in shipping costs charged by UPS, or other delivery service providers, and could have an adverse effect on our financial condition and results of operations.

The loss of one or more significant customers could adversely affect our profitability.

Banfield — The Pet Hospital (“Banfield”) and Feeders’ Advantage L.L.C. (“Feeders’ Advantage”), a related party, our two largest customers, accounted for approximately 10% and 6% of our product sales for our fiscal year ended September 30, 2005, respectively, and 9% and 6% for the six-months ended March 31, 2006, respectively. Our ten largest customers, excluding Banfield and Feeders’ Advantage, accounted for approximately 6% of our product sales for our fiscal year ended September 30, 2005 and 6% for the six-months ended March 31, 2006. Our business and results of operations could be adversely affected if the business of these customers was lost. We cannot guarantee that we will maintain or improve our relationships with these customers or that we will continue to supply these customers at current levels. Banfield, Feeders’ Advantage and other customers may seek to purchase some of the products that we currently sell directly from the vendors or from one or more of our competitors. Furthermore, our customers are not required to purchase any minimum amount of products from us. The loss of Banfield or Feeders’ Advantage or a deterioration in our relations with either of them could significantly affect our financial condition and results of operations. Additionally, a deterioration in the financial condition of one or more of our customers could have a material adverse effect on our results of operations.

Failure to effectively manage growth could impair our business.

Since fiscal 2000, we have experienced rapid growth and expansion, largely due to internal growth initiatives. Our revenues increased from $195.6 million for our fiscal year ended September 30, 2000 to $496.7 million for our fiscal year ended September 30, 2005. Our number of employees increased by approximately 300 individuals during the same period.

It may be difficult to manage such rapid growth in the future, and our future success depends on our ability to implement and/or maintain:

•                  sales and marketing programs;

•                  customer service levels;

•                  current and new product and service lines and vendor relationships;

•                  technological support which equals or exceeds our competitors;

•                  recruitment and training of new personnel; and

•                  operational and financial control systems.

Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures and to expand the training of our work force. While we believe our current systems have sufficient capacity to meet our projected needs, we may need to increase the capacity of our current systems to meet additional or unforeseen demands.

If we are not able to manage our rapid growth, there is a risk our customer service quality could deteriorate which may in turn lead to decreased sales or profitability. Also, the cost of our operations could increase faster than growth in our revenues, negatively impacting our profitability.

Difficulties with the integration of acquisitions may impose substantial costs and delays and cause other unanticipated problems for us.

Acquisitions involve a number of risks relating to our ability to integrate an acquired business into our existing operations. The process of integrating the operations of an acquired business, particularly its personnel, could cause interruptions to our business. Some of the risks we face include:

•                  the need to spend substantial operational, financial and management resources in integrating new businesses, technologies and products, and difficulties management may encounter in integrating the operations, personnel or systems of the acquired business;

•                  retention of key personnel, customers and vendors of the acquired business;

•                  the occurrence of a material adverse effect on our existing business relationships with customers or vendors, or both, resulting from future acquisitions or business combinations could lead to a termination of or otherwise affect our relationships with such customers or vendors;

•                  impairments of goodwill and other intangible assets; and

•                  contingent and latent risks associated with the past operations of, and other unanticipated costs and problems arising in, an acquired business.

If we are unable to successfully integrate the operations of an acquired business into our operations, we could be required to undertake unanticipated changes. These changes could have a material adverse effect on our business.

Increases in over-the-counter sales of animal health products could adversely affect our business.

We rely, and will continue to rely, on animal owners who purchase their animal health products directly from veterinarians, which we refer to as the ethical channel. There can be no assurance that animal owners will continue to use the ethical channel with the same frequency as they have in the past, and will not increasingly purchase animal health products from sources other than veterinarians, such as the Internet and other over-the-counter channels. Increased competition from any distributor of animal health products making use of an over-the-counter channel could significantly reduce our market share and adversely impact our financial results.

If we fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.

The veterinary distribution industry is subject to changing political and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products and we are subject to regulation, either directly or indirectly, by the FDA, the USDA, the EPA, the DEA and state boards of pharmacy as well as comparable state agencies. The regulatory stance these agencies take could change. Our vendors are subject to regulation by the FDA, the USDA, the EPA and the DEA, as well as other federal and state agencies, and material changes to the applicable regulations could affect our vendors’ ability to manufacture certain products, which could adversely impact our product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding for such programs could have an adverse impact on our customers’ financial positions, which could lead to decreased sales.

We strive to maintain compliance with these and all other applicable laws and regulations. For example, we have hired a Manager of Regulatory Compliance and we have engaged an outside consultant to assist us in meeting and complying with the various state licensure requirements to which we are subject. If we are unable to maintain or achieve compliance with these laws and regulations, we could be subject to substantial fines or other restrictions on our ability to provide competitive distribution services, which could have an adverse impact on our financial condition.

We cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws will not be adopted or become applicable to us or the products that we distribute or dispense. We cannot assure you that the vendors of products that may become subject to more stringent laws will not try to recover any or all increased costs of compliance from us by increasing the prices at which we purchase products from them, or, that we will be able to recover any such increased prices from our customers. We also cannot assure you that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations.

Loss of key management or sales representatives could harm our business.

Our future success depends to a significant extent on the skills, experience and efforts of management, including our President and Chief Executive Officer, Mr. James F. Cleary, Jr. While we have not experienced problems in the past attracting and maintaining members of our management team, the loss of any or all of these individuals could adversely impact our business. We do not carry key-man life insurance on any member of management. In addition we do not have employment agreements with key members of our senior management team. We must continue to develop and retain a core group of individuals if we are to realize our goal of continued expansion and growth. We cannot assure you that we will be able to do so in the future.

Also, due to the specialized nature of our products and services, generally only highly qualified and trained sales representatives have the necessary skills to market our products and provide our services. These individuals develop relationships with our customers that could be damaged if these employees are not retained. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would damage our business. We do not generally enter into agreements that contain non-competition provisions with any of our employees, other than with members of our senior management team.

Failure of, or security problems with, our information systems could damage our business.

Our information systems are dependent on third party software, global communications providers, telephone systems and other aspects of technology and Internet infrastructure that are susceptible to failure. Though we have implemented security measures and some redundant systems, our customer satisfaction and our business could be harmed if we or our vendors experience any system delays, failures, loss of data, power outages, computer viruses, break-ins or similar disruptions. We currently process all customer transactions and data at our facilities in Meridian, Idaho. Although we have safeguards for emergencies, including, without limitation, sophisticated back-up systems, the occurrence of a major catastrophic event or other system failure at any of our distribution facilities could interrupt data processing or result in the loss of stored data. This may result in the loss of customers or a reduction in demand for our services. Only some of our systems are fully redundant and although we do carry business interruption insurance, it may not be sufficient to compensate us for losses that may occur as a result of system failures. If a disruption occurs, our profitability and results of operations may suffer.

The outbreak of an infectious disease within either the production animal or companion animal population could have a significant adverse effect on our business and our results of operations.

An outbreak of disease affecting animals, such as foot-and-mouth disease, avian influenza or bovine spongiform encephalopathy, commonly referred to as “mad cow disease,” could result in the widespread destruction of affected animals and consequently result in a reduction in demand for animal health products. In addition, outbreaks of these or other diseases or concerns of such diseases could create adverse publicity that may have a material adverse effect on consumer demand for meat, dairy and poultry products, and, as a result, on our customers’ demand for the products we distribute. The outbreak of a disease among the companion animal population which could cause a reduction in the demand for companion animals could also adversely affect our business. Although we have not been adversely impacted by the outbreak of a disease in the past, there can be no assurance that a future outbreak of an infectious disease will not have an adverse effect on our business.

We may be subject to product liability and other claims in the ordinary course of business.

Our business involves a risk of product liability and other claims in the ordinary course of business, for example arising from shipping mislabeled or outdated product. We maintain general liability insurance with policy limits of $1 million per incident and $2 million in the aggregate, and in many cases we have indemnification rights against such claims from the manufacturers of the products we distribute. We do not maintain a separate product liability insurance policy because we do not currently manufacture any of the products that we sell. Our ability to recover under insurance or indemnification arrangements is subject to the financial viability of the insurers and manufacturers. We cannot assure you that our insurance coverage or the manufacturers’ indemnity will be available or sufficient in any future cases brought against us.

A prolonged economic downturn could materially adversely affect our business.

Our business may be materially adversely affected by prolonged, negative trends in the general economy that could reduce consumer discretionary spending on animal health products. Our business ultimately depends on the ability and willingness of animal owners to pay for our products. This dependence could make us more vulnerable to any reduction in consumer confidence or disposable income than companies in other industries that are less reliant on consumer spending, such as the human health care industry, in which a large portion of payments are made by insurance programs.

We may not be able to raise needed capital in the future on favorable terms or at all.

We expect that our existing sources of cash, together with any funds generated from operations, will be sufficient to meet our anticipated capital needs for at least the next twelve months. However, we may require additional capital to finance our growth strategies or other activities in the future. Our capital requirements will depend on many factors, including the costs associated with our growth and expansion. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us. Our failure to raise capital when needed could have an adverse effect on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Certain of our borrowings, primarily borrowings on the revolving credit facility under our amended credit agreement, are or will be at variable rates of interest and expose us to interest rate risk based on market rates. In the last year there has been a general increase in borrowing rates in the United States. If interest rates continue to increase, our debt service obligations on any future variable rate indebtedness we may incur on our revolving credit facility would increase even if the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease. Our variable rate debt as of March 31, 2006 was approximately $25.0 million (comprised of $24.7 million credit facility and $389,232 promissory note). Our interest expense for fiscal year 2005 was $2.5 million (excluding $4.1 million of accretion of our Series A preferred stock dividends) and was $1.1 million for the six-months ended March 31, 2006. A 1% increase in the average interest rate would increase future interest expense by approximately $250,000 per year assuming an average outstanding balance on our revolving credit facility of $25.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

The requirements of being a public company may strain our resources and distract our management.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accountants addressing these assessments. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be required to comply with the requirements of Section 404 for our fiscal year ending September 30, 2006. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

As well, in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Associated With This Offering

Concentration of ownership among our existing executives, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, Bruckmann, Rosser, Sherrill & Co. II, L.P., or BRS, and Agri Beef Co. will beneficially own approximately 15% and 6%, respectively, of our outstanding common stock, and our executives, directors and principal stockholders, including BRS and Agri Beef Co., will beneficially own, in the aggregate, approximately 30% of our outstanding common stock. As a result, these stockholders will be able to exercise influence over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. The directors elected by these stockholders will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness. This influence may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest.

Management intends to use the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return to you.

We intend to use the net proceeds from the offering of common stock by us in this offering to repay borrowings on our revolving credit facility under our amended credit facility and the remainder, if any, for general corporate purposes. See “Use of Proceeds.” After the repayment of borrowings under our revolving credit facility, none or a small portion of the net proceeds of the offering of common stock by us in this offering will be available for our operations or to further our business or growth strategies.

The price of our common stock may be volatile.

The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. From our initial public offering in August 2005 to July 19, 2006, the closing price of our common stock has ranged from a low of $17.00 to a high of $38.02. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert management’s attention and resources from the operation of our business.

Future sales of shares of our common stock in the public market by our stockholders or issuances of equity or convertible securities by us, may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

If our existing stockholders sell additional amounts of our common stock in the public market following this offering, if we issue additional shares of common stock or convertible debt securities to raise additional capital or if there is a perception that these sales or issuances may occur, the market price of our common stock could decline. In addition, if we issue additional shares of common stock, your percentage of ownership in us would be reduced. We cannot predict the size of future issuances or sales of common stock or the effect, if any, that future issuances and sales of shares of our common stock may have on the market price of our common stock. Upon completion of this offering we will have outstanding approximately 11,592,793 shares of common stock. The shares of common stock sold in this offering not purchased by affiliates will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire 90 days from the date of this prospectus unless waived, an additional 3,360,359 shares will be eligible for sale in the public market at various times, subject to volume limitations under Rule 144 of the Securities Act of 1933, or the Securities Act.

You will incur immediate and substantial dilution as a result of this offering.

Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by stockholders who acquired shares prior to this offering. Investors in this offering will contribute 26% of our total capitalization but will only beneficially own, in the aggregate, approximately 8% of our outstanding common stock and control approximately 8% of the voting rights with respect to our common stock following completion of this offering. In addition, this offering price is substantially higher than the net tangible book value per share of our common stock immediately after this offering. As a result, you will pay a price per share that substantially exceeds the net tangible book value of our assets after subtracting our liabilities. At an offering price of $32.25, you will incur immediate and substantial dilution in an amount of $24.53 per share.

Takeover defense provisions may adversely affect the market price of our common stock.

Various provisions of Delaware corporation law and of our corporate governance documents may inhibit changes in control not approved by our board of directors and may have the effect of depriving you of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. In addition, the existence of these provisions may adversely affect the market price of our common stock. These provisions include:

•                  a prohibition on stockholder action through written consents;

•                  a requirement that special meetings of stockholders be called only by our board of directors;

•                  advance notice requirements for stockholder proposals and nominations; and

•                  availability of “blank check” preferred stock.

We do not intend to pay dividends in the foreseeable future.

We do not currently pay any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings to fund our growth. Accordingly, you will receive a return on your investment in our common stock only if our common stock appreciates in value. You may therefore not realize a return on your investment even if you sell your shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement our strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•                  vendor rebates based upon attaining certain growth goals;

•                  changes in or availability of vendor rebate programs;

•                  changes in the way vendors introduce products to market;

•                  the recall of a significant product by one of our vendors;

•                  extended shortage or backlog of a significant product by one of our vendors;

•                  seasonality;

•                  the impact of general economic trends on our business;

•                  the timing and effectiveness of marketing programs offered by our vendors;

•                  the timing of the introduction of new products and services by our vendors; and

•                  competition.

Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the Securities and Exchange Commission, or SEC, we are under no obligation to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, prospects, operating results, and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results or performance.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered by the selling stockholders in this offering. We estimate that the net proceeds to us from the sale of the 869,565 shares of common stock offered by us in this offering will be approximately $25.9 million, or $29.9 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and our estimated fees and expenses. We intend to utilize our net proceeds from this offering to repay our borrowings outstanding on the revolving credit facility under our amended credit agreement and the remainder, if any, for general corporate purposes. We are not required to pay down the borrowings on our revolving credit facility prior to the maturity date of our amended credit agreement, which is June 18, 2007.

As of March 31, 2006, there were $24.7 million of borrowings outstanding under our amended credit agreement. The revolving credit facility bears interest at one of the following rates: the London Interbank Offered Rate, or LIBOR, plus a margin on the portion converted to LIBOR in accordance with our amended credit agreement, currently $20 million (6.3% at March 31, 2006); and the remaining $4.7 million bears interest at the prime rate (7.75% at March 31, 2006).

DIVIDEND POLICY

We have never paid or declared any dividends on our common stock. We do not anticipate paying any dividends on our common stock in the foreseeable future. Our amended credit agreement prohibits us from declaring or paying dividends on our common stock. We currently intend to retain future earnings to finance the ongoing operations and growth of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

PRICE RANGE OF COMMON STOCK

Our common stock has been quoted on the Nasdaq National Market under the symbol “MWIV” since August 3, 2005. Prior to that date there was no public market for our common stock. The following table sets forth, for the period indicated, the high and low sales prices of our common stock reported by the Nasdaq National Market.

	Common Stock Price
	High	Low
Fiscal Year Ended September 30, 2005
Fourth Quarter (from August 3, 2005)	$24.18	$19.78
Fiscal Year Ended September 30, 2006
First Quarter	$26.49	$19.87
Second Quarter	$36.31	$23.79
Third Quarter	$37.29	$29.25
Fourth Quarter (through July 19, 2006)	$38.02	$30.56

On July 19, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $32.46 per share. As of March 31, 2006 there were approximately 15 holders of record of our common stock.

Equity Compensation Plan Information

The following table provides information as of March 31, 2006 about the common stock that may be issued under all of our existing equity compensation plans, including the 2002 Stock Option and 2005 Stock-Based Incentive Compensation Plans. Both of these plans have been approved by our stockholders.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities Remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	559,048	$3.84	1,130,394
Equity compensation plans not approved by security holders	—	—	—
Total	559,048	$3.84	1,130,394

CAPITALIZATION

The following table sets forth as of March 31, 2006 our consolidated cash and our consolidated capitalization on an actual basis and as adjusted to give effect to the sale of the shares of our common stock offered by us hereby and the anticipated use of the net proceeds thereof as if these events had been completed on March 31, 2006. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our selected consolidated financial data and our consolidated financial statements and the related notes to those statements included in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted
	(unaudited)
	(in thousands, except per share amounts)
Cash	$34	$1,329
Long-term debt:
Revolving credit facility	24,654	—
Term debt including current portion	389	389
Total long-term debt	25,043	389
Stockholders’ equity:
Common stock, $0.01 par value; 20,000 shares authorized, 10,593 shares issued and outstanding, actual; 20,000 shares authorized and 11,462 shares issued and outstanding, as adjusted	106	115
Additional paid-in capital	78,721	104,661
Retained earnings	14,986	14,986
Total stockholders’ equity	93,813	119,762
Total capitalization (excluding cash)	$118,856	$120,151

The outstanding share information in the table above is based on the number of shares outstanding as of March 31, 2006. This table excludes 559,048 shares of common stock issuable upon exercise of outstanding options as of March 31, 2006 at a weighted average exercise price of $3.84 per share.

SELECTED FINANCIAL DATA

The selected consolidated financial and operating data below are derived from the following sources:

•                  The consolidated financial statements of our company while it was operated by Agri Beef Co. (which we refer to as our Predecessor) for the fiscal year ended September 30, 2001 and for the period from October 1, 2001 to June 17, 2002. Our Predecessor’s financial statements, which have been audited by an independent registered public accounting firm, represent our results of operations for those periods.

•                  Our consolidated financial statements for the period from June 18, 2002 to September 30, 2002 and as of and for our fiscal years ended September 30, 2003, 2004 and 2005, which have been audited by an independent registered public accounting firm.

•                  Our unaudited interim condensed consolidated financial statements as of March 31, 2006 and for the six-months ended March 31, 2005 and 2006, which in the opinion of management reflect all adjustments necessary, to present fairly, in accordance with generally accepted accounting principles in the United States, the information for such periods and which have been reviewed by an independent registered public accounting firm. The operating results of the interim periods are not necessarily indicative of results for a full year.

The selected consolidated financial and operating data below represent portions of our financial statements and are not complete. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to these statements included in this prospectus. Historical results are not necessarily indicative of future performance.

							Six-Months Ended March 31,
	2001	2002		2003	2004	2005	2005	2006
	Predecessor		Successor
		Oct. 1, 2001 - Jun. 17, 2002	Jun. 18, 2002 - Sept. 30, 2002
	(in thousands, except per share data)
Revenues:
Product sales	$219,407	$177,135	$84,467	$315,738	$367,863	$463,272	$210,148	$260,303
Product sales to related party	—	9,947	7,329	22,960	22,163	28,473	12,947	17,356
Commissions	2,006	1,268	1,009	3,011	4,256	4,910	2,309	3,506
Total revenues	221,413	188,350	92,805	341,709	394,282	496,655	225,404	281,165
Cost of product sales	188,260	161,840	80,032	294,692	338,684	426,709	192,308	238,485
Gross profit	33,153	26,510	12,773	47,017	55,598	69,946	33,096	42,680
Selling, general and administrative expenses(1)	25,009	20,082	11,115	35,886	41,872	52,647	23,819	29,712
Depreciation and amortization	835	577	285	976	1,146	1,528	727	915
Operating income	7,309	5,851	1,373	10,155	12,580	15,771	8,550	12,053
Other income (expense):
Interest expense(2)	(1,255)	(731)	(644)	(3,034)	(6,098)	(6,515)	(3,545)	(1,133)
Other income (expense)	(146)	203	59	324	322	399	183	309
Total other income (expense)	(1,401)	(528)	(585)	(2,710)	(5,776)	(6,116)	(3,362)	(824)
Income before taxes	5,908	5,323	788	7,445	6,804	9,655	5,188	11,229
Income taxes	(2,246)	(2,043)	(297)	(3,116)	(4,280)	(5,098)	(2,937)	(4,435)
Net income	3,662	3,280	491	4,329	2,524	4,557	2,251	6,794
Accretion of redeemable preferred stock	—	—	(995)	(2,714)	—	—	—	—
Income (loss) available to common stockholders	$3,662	$3,280	$(504)	$1,615	$2,524	$4,557	$2,251	$6,794
Earnings (loss) per common share:
Basic	NM	NM	$(0.10)	$0.32	$0.50	$0.76	$0.44	$0.64
Diluted	NM	NM	$(0.10)	$0.28	$0.43	$0.68	$0.38	$0.62
Shares used in computing earnings per share:
Basic	NM	NM	4,978	5,013	5,038	5,970	5,062	10,582
Diluted	NM	NM	4,978	5,745	5,878	6,697	5,880	10,873

	As of September 30,					As of March 31,
	2001	2002	2003	2004	2005	2006
	Predecessor	Successor
Cash	$33	$36	$36	$28	$31	$34
Working capital(3)	16,000	(6,694)	(1,027)	5,853	47,899	54,156
Total assets	79,715	115,070	122,270	146,565	188,244	189,080
Total debt	14,155	41,719	33,972	50,149	25,177	25,043
Redeemable preferred stock	—	27,495	31,494	35,733	—	—
Total stockholders’ equity	17,962	353	2,113	4,632	86,694	93,813

footnotes on the following page

	Year Ended September 30,						Six Months Ended March 31,
	2001	2002		2003	2004	2005	2005	2006
	Predecessor		Successor
		October 1, 2001 - June 17, 2002	June 18, 2002 - September 30 , 2002
Other Data:
Product sales from Internet as a percentage of sales(4)	—	16%	19%	18%	18%	21%	21%	23%
Field sales representatives (at end of period)	71	82	82	94	111	134	135	142
Telesales representatives (at end of period)	47	63	69	75	79	93	90	95
Warehouses	7	8	8	8	9	10	10	10
Fill rate(5)	98%	98%	98%	98%	98%	98%	98%	98%

(1)                                        Includes management fees expense of $250, $386 and $2,456 for our fiscal years ended September 30, 2003, 2004 and 2005, respectively, and $266 and $0 for the six-months ended March 31, 2005 and 2006, respectively as a result of payments to BRS and Agri Beef Co. The management and consulting services agreement was terminated in August 2005 for a termination fee of $2,000 that is included in the management fee expense of $2,456 for fiscal year ended September 30, 2005.

(2)                                        Includes accretion of our Series A preferred stock dividends beginning on July 1, 2003, which is nondeductible for income tax purposes. Accretion expense included as a component of interest expense was $999, $4,239 and $4,055 for fiscal years ended September 30, 2003, 2004 and 2005, respectively and $2,315 and $0 for the six-months ended March 31, 2005 and 2006, respectively. We used a portion of the proceeds from our initial public offering in August 2005 to redeem all the Series A preferred stock.

(3)                                        Defined as current assets minus current liabilities.

(4)                                        Information for our fiscal year ended September 30, 2001 is not readily available.

(5)                                        Defined as, for any period, the dollar value of orders shipped the same day they were placed from any warehouse expressed as a percentage of the total dollar value of the orders placed by customers in the period.

“NM,” as used in the table above, means not meaningful because of the substantial changes to our capital structure resulting from our acquisition of MWI Veterinary Supply Co. from Agri Beef Co. effective as of June 18, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This prospectus contains forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially from those indicated in such forward-looking statements. The following discussion of the financial condition and results of our operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included in this prospectus.

All dollar amounts are presented in thousands except for per share amounts.

Overview

We are a leading distributor of animal health products to veterinarians across the United States. We market our products to veterinarians in both the companion and production animal markets. Our growth has primarily been from internal growth initiatives and, to a lesser extent, selective acquisitions.

Historically, approximately two-thirds of our total revenues have been generated from sales of companion animal products and one-third from production animal products. We intend to continue to support production animal veterinarians with a broad range of products and value-added services, however, the increasing maturity of the production animal market results in lower margins on product sales relative to the companion animal market. We intend to increase our focus on the companion animal market, which we believe is growing due to the increasing number of households with companion animals, increased expenditures on animal health and preventative care, an aging pet population, advancements in pharmaceuticals and diagnostic testing and extensive marketing programs sponsored by companion animal nutrition and pharmaceutical companies. See “Our Business — Our Industry.” While the average order size for companion animal health products is often smaller than production animal health products, companion animal health products typically have higher margins.

We sell products that we source from our vendors to our customers through either a “buy/sell” transaction or an agency relationship with our vendors. In a “buy/sell” transaction, we purchase or take inventory of products from our vendors. When a customer places an order with us, we pick, pack, ship and invoice the customer for the order. We record sales from “buy/sell” transactions, which account for the vast majority of our business, as revenues in conformity with generally accepted accounting principles in the United States. In an agency relationship, we do not purchase and take inventory of products from our vendors. When we receive an order from our customer, we transmit the order to our vendor, who picks, packs and ships the order to our customer. In some cases, our vendor invoices and collects payment from our customer, while in other cases we invoice and collect payment from our customer on behalf of our vendor. We receive a commission payment for soliciting the order from our customer and for providing other customer service activities. The aggregate revenues we receive in agency transactions constitute the “commissions” line item on our statement of income and is recorded in conformity with accounting principles generally accepted in the United States. Our vendors determine the method we use to sell our products. Historically, vendors have occasionally switched between the “buy/sell” and agency models for particular products in response to market conditions related to that particular product. A switch between models can impact our revenues and our operating income. We cannot know in advance when a vendor will switch between the “buy/sell” and agency models or what impact, if any, such a change may have. A switch can occur even with vendors with whom we have written agreements, because most of our agreements with vendors have relatively short terms and are terminable with or without cause on short notice, normally 30 to 90 days. The impact of any individual change from a “buy/sell” to an agency model depends on the costs and expenses associated with a particular product, and can have either a positive or a negative effect on our profitability.

When we negotiate vendor contracts for the upcoming year, our vendors typically establish sales growth goals for us to meet to receive performance rebates. Since many of our vendors’ rebate programs are based on a calendar year, historically the three-months ended December 31 has been our most significant quarter for recognition of rebates. Vendor rebates based on sales are classified in our accompanying consolidated statements of income as a reduction to cost of product sales at the time the sales performance measures are achieved. Purchase rebates are measured against inventory purchases from the vendors and are a reduction of inventory until the product is sold. When the inventory is sold, purchase rebates are recognized as a reduction to cost of product sales. During calendar year 2006, certain of our vendors modified their rebate programs with us. These rebate program modifications changed the revenue growth targets from annual-weighted calendar year targets to either quarterly or trimester growth targets. These modifications will result in rebates previously expected to be earned and recognized in our first fiscal quarter ending December 31 (or the fourth calendar quarter) to be recognized earlier in our fiscal year 2006.

Total Revenues.   Our total revenues increased from $221,413 for our fiscal year ended September 30, 2001 to $496,655 for our fiscal year ended September 30, 2005. Our revenue growth has been driven by our ability to offer a broad product selection at competitive prices with high levels of customer service and support and an expansion in the number of veterinary practices to which we distribute products. We have continually added new vendor relationships to expand our product offering and field sales representatives to increase our customer reach, principally in the Southwest, Southeast, Northeast and Midwest regions of the United States. We increased the number of products we distributed from over 8,000 products at September 30, 2000 to over 10,000 at March 31, 2006. We also increased our field representatives from 59 at September 30, 2000 to 142 at March 31, 2006.

Operating Expenses.   Our selling, general and administrative expenses increased from $25,009 for our fiscal year ended September 30, 2001 to $52,647 for our fiscal year ended September 30, 2005. Selling, general and administrative expenses consist mainly of payroll and benefits, warehouse operating supplies, occupancy expenses and other general corporate expenses. Our selling, general and administrative expenses as a percentage of total revenues were 10.6% for our fiscal year ended September 30, 2005, compared to 11.3% for the same period in 2001. Historically, our selling, general and administrative expenses have grown at a slower rate than our revenues, which has been a contributing factor to our increasing profitability. By leveraging our existing infrastructure, we have been able to increase our revenues without having to invest in additional management personnel or facilities at the same rate.

Initial Public Offering.   On August 3, 2005, we completed our initial public offering in which we sold an aggregate of 4,983,334 shares (including the exercise of the underwriters’ over-allotment option) of our common stock at a price of $17 per share. We received net proceeds of $77,159 after deducting the underwriting discounts and offering expenses. We used the net proceeds to redeem all of our Series A preferred stock for approximately $39,789 and to repay approximately $37,370 of borrowings outstanding on our revolving credit facility under our amended credit agreement.

Acquisitions.   On November 1, 2004, we acquired certain assets of Memorial Pet Care, Inc., a pet crematorium located in Meridian, Idaho. Memorial Pet Care presently operates in southwestern Idaho and eastern Oregon and serves veterinary practices and their clients by providing pet cremation services.

On January 3, 2005, we acquired substantially all of the assets of Vetpo Distributors, Inc. (“Vetpo”), a regional animal health products distributor located in Holland, Michigan. This acquisition has enabled us to substantially expand our market presence and improve our distribution capabilities in Michigan, Illinois, Indiana, Ohio and Wisconsin.

On May 8, 2006, we acquired substantially all of the assets of Northland for approximately $4.0 million, consisting of $3.0 million in cash and 28,744 shares of unregistered restricted common stock. The acquisition agreement also calls for an adjustment to be paid in cash if Northland’s working capital is greater than or less than a pre-determined level. Northland is based in Clear Lake, Wisconsin and is a distributor of animal health products to approximately 500 veterinary practices and producers across the Midwestern United States.

Results of Operations

The following tables summarize our historical results of operations for our fiscal years ended September 30, 2003, 2004 and 2005 and the six-months ended March 31, 2005 and 2006, on an actual basis and as a percentage of total revenues.

Summary Consolidated Results of Operations Table

	Year Ended September 30,						Six-Months Ended March 31,
	2003	%	2004	%	2005	%	2005	%	2006	%
	(in thousands, except per share data.)
Revenues:
Product sales	$315,738	92.4%	$367,863	93.3%	$463,272	93.3%	$210,148	93.2%	$260,303	92.6%
Product sales to related party	22,960	6.7%	22,163	5.6%	28,473	5.7%	12,947	5.8%	17,356	6.2%
Commissions	3,011	0.9%	4,256	1.1%	4,910	1.0%	2,309	1.0%	3,506	1.2%
Total revenues	341,709	100.0%	394,282	100.0%	496,655	100.0%	225,404	100.0%	281,165	100.0%
Cost of product sales	294,692	86.2%	338,684	85.9%	426,709	85.9%	192,308	85.3%	238,485	84.8%
Gross profit	47,017	13.8%	55,598	14.1%	69,946	14.1%	33,096	14.7%	42,680	15.2%
Selling, general and administrative expenses(1)	35,886	10.5%	41,872	10.6%	52,647	10.6%	23,819	10.6%	29,712	10.6%
Depreciation and amortization	976	0.3%	1,146	0.3%	1,528	0.3%	727	0.3%	915	0.3%
Operating income	10,155	3.0%	12,580	3.2%	15,771	3.2%	8,550	3.8%	12,053	4.3%
Other income (expense):
Interest expense(2)	(3,034)	-0.9%	(6,098)	-1.6%	(6,515)	-1.3%	(3,545)	-1.6%	(1,133)	-0.4%
Earnings of equity method investees	106	0.0%	104	0.0%	131	0.0%	59	0.0%	82	0.0%
Other	218	0.1%	218	0.1%	268	0.1%	124	0.1%	227	0.1%
Total other expense	(2,710)	-0.8%	(5,776)	-1.5%	(6,116)	-1.2%	(3,362)	-1.5%	(824)	-0.3%
Income before taxes	7,445	2.2%	6,804	1.7%	9,655	2.0%	5,188	2.3%	11,229	4.0%
Income tax expense	(3,116)	-0.9%	(4,280)	-1.1%	(5,098)	-1.0%	(2,937)	-1.3%	(4,435)	-1.6%
Net income	4,329	1.3%	2,524	0.6%	4,557	1.0%	2,251	1.0%	6,794	2.4%
Redeemable preferred stock accretion	(2,714)	-0.8%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Income to common stockholders	$1,615	0.5%	$2,524	0.6%	$4,557	1.0%	$2,251	1.0%	$6,794	2.4%
Earnings per common share:
Basic	$0.32		$0.50		$0.76		$0.44		$0.64
Dilutive	$0.28		$0.43		$0.68		$0.38		$0.62
Shares used in earnings
per share calculation:
Basic	5,013		5,038		5,970		5,062		10,582
Dilutive	5,745		5,878		6,697		5,880		10,873

(1)                                        Includes management fees expense of $250, $386 and $2,456 for our fiscal years ended September 30, 2003, 2004 and 2005, respectively, and $266 and $0 for the six-months ended March 31, 2005 and 2006, respectively as a result of payments to BRS and Agri Beef Co. The management and consulting services agreement was terminated in August 2005 for a termination fee of $2,000 that is included in the management fee expense of $2,456 for fiscal year ended September 30, 2005.

(2)                                        Includes accretion of our Series A preferred stock dividends beginning on July 1, 2003, which is nondeductible for income tax purposes. Accretion expense included as a component of interest expense was $999, $4,239 and $4,055 for our fiscal years ended September 30, 2003, 2004 and 2005, respectively and $2,315 and $0 for the six-months ended March 31, 2005 and 2006, respectively. We used a portion of the proceeds from our initial public offering in August 2005 to redeem all the Series A preferred stock.

Six-months ended March 31, 2006 Compared to Six-months ended March 31, 2005

Total Revenues.   Total revenues increased 24.7% to $281,165 for the six-months ended March 31, 2006 from $225,404 for the six-months ended March 31, 2005. This increase was attributable to an increase in product sales volumes of a wide variety of products to both existing and new customers. Revenues attributable to new customers represented approximately 44% of the growth in total revenues during the six-months ended March 31, 2006. Revenues attributable to existing customers represented approximately 56% of the growth in total revenues during the six-months ended March 31, 2006. For the purpose of calculating growth rates of new and existing customer revenue, we have defined a new customer as a customer that did not purchase product from MWI in the corresponding fiscal quarter of the prior year, with the remaining customer base being considered an existing customer. Revenues from new customers for each fiscal quarter are summed to arrive at the estimated year-to-date revenue for new customers. Contributing to the growth in revenues to both new and existing customers for the six-months ended March 31, 2006 as compared to the corresponding period in the prior year was the addition of non-steroidal anti-inflammatory drugs for dogs, the addition of new cattle antibiotics and the conversion to a “buy/sell” arrangement for an equine West Nile Virus vaccine that was a commission-based agency relationship for part of the comparative period in the prior year.

Gross Profit.   Gross profit increased by 29.0% to $42,680 for the six-months ended March 31, 2006 from $33,096 for the six-months ended March 31, 2005. The increase in gross profit is a result of increased total revenues as discussed above and increased vendor rebates. Vendor rebates contributed to the gross profit dollar improvement by $2,929 for the six-months ended March 31, 2006 as compared to the six-months ended March 31, 2005. Vendor rebates have historically been highest during our first fiscal quarter ended December 31, since certain significant vendor rebate programs were designed to include annual targets to be achieved based on the calendar year. The growth in vendor rebates during the six-months ended March 31, 2006 as compared to the six-months ended March 31, 2005 was attributable to our calendar year sales growth with key vendors and the addition of new programs related to new product offerings. Gross profit as a percentage of total revenues was 15.2% for the six-months ended March 31, 2006, compared to 14.7% for the same period in the prior year. The increase in our gross profit as a percentage of total revenues was primarily due to an increase in vendor rebates and an increase in commission revenue on agency products sold. Partially offsetting these improvements were increases in freight costs as a result of higher fuel and transportation costs.

Selling, General and Administrative Expenses (“SG&A”).   SG&A expenses increased 24.7% to $29,712 for the six-months ended March 31, 2006 from $23,819 for the six-months ended March 31, 2005. This increase was primarily due to increased compensation costs, outside fees and services, location and travel and occupancy costs. Compensation costs increased due to the addition of 74 employees primarily in our distribution centers, corporate office and sales force. Additionally, the increase in compensation cost was affected by 50 employees that joined us in January 2005 in connection with the acquisition of Vetpo Distributors, Inc. Compensation costs also increased as a result of increased sales commissions that are directly correlated with the sales growth. The increase in outside fees and services was primarily due to our use of a temporary workforce to support our sales growth and demand in our distribution centers, increased professional services fees related to operating as a public company and increased credit card and other bank fees. Increases in location and travel costs are due to increased headcount and costs associated with supporting our sales growth. Increases in occupancy costs are due primarily to the distribution center we acquired in the Vetpo acquisition and the relocation of our distribution centers in Nampa, Idaho and Denver, Colorado from owned properties to leased properties.

Depreciation and Amortization.   Depreciation and amortization expense increased 25.9% to $915 for the six-months ended March 31, 2006 from $727 for the six-months ended March 31, 2005. Depreciation expense increased as a result of the distribution center equipment upgrades at our Nampa, Idaho and Denver, Colorado facilities in April 2005 and December 2005, respectively, and as a result of the facility we acquired in the purchase of Vetpo. In addition, amortization expense increased as a result of intangible assets acquired in the purchase of Vetpo. We expect that depreciation and amortization expense related to leasehold improvements will increase as a result of our new distribution center located in Orlando, Florida that is expected to open by June 2006.

Other Expenses.   Other expenses decreased 75.5% to $824 for the six-months ended March 31, 2006 from $3,362 for the six-months ended March 31, 2005. The decrease in other expenses was primarily due to a reduction in interest expense of $2,412 in the six-months ended March 31, 2006 as compared to the same period in the prior year. Included in interest expense for the six-months ended March 31, 2005 is accretion of dividends on the Series A preferred stock of $2,315. The Series A preferred stock was redeemed in August 2005.

Income Tax Expense.   Our effective tax rate was 39.5% for the six-months ended March 31, 2006 and 56.6% for the six-months ended March 31, 2005. The decrease in the effective rate in the quarter ended March 31, 2006 as compared to the same quarter in the prior year was primarily a result of the elimination of the non-deductible accretion of dividends on the Series A preferred stock that was redeemed in August 2005.

Fiscal 2005 Compared to Fiscal 2004

Total Revenues.   Total revenues increased $102,373, or 26.0%, to $496,655 for the fiscal year ended September 30, 2005 from $394,282 for the fiscal year ended September 30, 2004. This increase was attributable to an increase in product sales volumes of a wide variety of products to both existing and new customers. Revenues attributable to new customers represented approximately 57% of the growth in total revenues in the fiscal year ended September 30, 2005. Revenues attributable to existing customers represented approximately 43% of the growth in total revenues during the fiscal year ended September 30, 2005. For the purpose of calculating growth rates of new and existing customer revenue, we have defined a new customer as a customer that did not purchase product from MWI in the corresponding fiscal quarter of the prior year, with the remaining customer base being considered an existing customer. Revenues from new customers for each fiscal quarter are summed to arrive at the estimated fiscal year revenue for new customers. On January 3, 2005, we acquired substantially all the assets of Vetpo. Revenues from Vetpo subsequent to the acquisition date are included in our calculation of new customers. From the acquisition date through September 30, 2005, the field sales representatives who joined us from Vetpo produced sales of approximately $13,700. This acquisition has enabled us to substantially expand our market presence in Michigan, Illinois, Indiana, Ohio and Wisconsin. Revenues improved in 2005 as compared to the prior year as a result of the conversion to a “buy/sell” arrangement for an equine West Nile Virus vaccine that was a commission-based agency relationship in the prior year, the addition of new cattle antibiotics and the addition of a leading non-steroidal anti-inflammatory drug for dogs. We increased the number of field sales representatives to 134 at September 30, 2005 from 111 at September 30, 2004, allowing us to target additional customers and to extend geographic reach, principally in the Northeast and Southeast regions of the United States.

Gross Profit.   Gross profit increased by $14,348, or 25.8%, to $69,946 for the fiscal year ended September 30, 2005 from $55,598 for the fiscal year ended September 30, 2004. Vendor rebates contributed to the gross profit improvement by $2,699 for the year ended September 30, 2005 as compared to the prior year. Gross profit as a percentage of total revenues for the year ended September 30, 2005 was 14.1%, the same as the prior year.

Selling, General and Administrative Expenses.   SG&A expenses increased by $10,775, or 25.7%, to $52,647 for the fiscal year ended September 30, 2005 from $41,872 for the fiscal year ended September 30, 2004. SG&A expenses as a percentage of total revenues for the year ended September 30, 2005 remained consistent with that of the prior year at 10.6% of total revenues. During the fourth quarter ended September 30, 2005, we incurred a $2,000 charge related to the termination of a management services and consulting agreement. This charge contributed to the increase in SG&A expense, both in dollars and as a percentage of total revenues. Partially offsetting this charge, SG&A expenses for the year benefited from increased sales leverage. The dollar increase for the fiscal year ended September 30,  2005 was also due to increased compensation costs, outside fees and services, location and travel costs, and occupancy costs. Compensation costs increased due to the addition of 98 employees during the year. Compensation costs also increased as a result of increased sales commissions that are directly correlated with our sales growth and annual performance wage increases. The increase in outside fees and services was primarily due to increased credit card and other bank fees, increased use of a temporary workforce to support our sales growth in our distribution center facilities and increased professional services fees related to our efforts to become a public company. Increases in location, travel and occupancy costs were due to the increased number of employees and increased sales volume, the opening of a new facility in Harrisburg, Pennsylvania in April 2004 and the facility we acquired in the Vetpo acquisition located in Holland, Michigan. Management fees included in SG&A expenses were $2,456 for the fiscal year ended September 30, 2005, compared to $386 for the same period in the prior year and are the result of a management and consulting services agreement between us, BRS and Agri Beef Co. that was terminated in August 2005.

Depreciation and Amortization.   Depreciation and amortization expense increased 33.3%, or $382, to $1,528 for the fiscal year ended September 30, 2005 from $1,146 for the fiscal year ended September 30, 2004. This increase was due primarily to amortization of intangible assets acquired with the purchases of Vetpo and Memorial Pet Care. In addition, depreciation expense increased as a result of the new facilities in Harrisburg, Pennsylvania; Holland, Michigan and Nampa, Idaho.

Other Income (Expense).   Other expenses increased $340, or 5.9%, to $6,116 for the fiscal year ended September 30, 2005 from $5,776 for the fiscal year ended September 30, 2004. The increase in other expenses was primarily due to an increase in interest expense of $417 to $6,515 for the fiscal year ended September 30, 2005 from $6,098 for the same period in the prior year. Included in interest expense is the accretion of dividends on the Series A preferred stock of $4,055 and $4,239 for the fiscal year ended September 30, 2005 and for the fiscal year ended September 30, 2004, respectively, that was redeemed in August 2005 with a portion of the proceeds from our initial public offering.

Income Tax Expense.   Our effective income tax rate was 52.8% and 62.9% for the fiscal year ended September 30, 2005 and for the fiscal year ended September 30, 2004, respectively. The decrease in the effective tax rate was primarily attributable to the lower nondeductible accretion of dividends on the Series A preferred stock for the fiscal year ended September 30, 2005 due to the redemption of all of the Series A preferred stock in August 2005 and due to actual state income tax expense being less than estimated due to the utilization of state tax credits.

Fiscal 2004 Compared to Fiscal 2003

Total Revenues.   Total revenues increased $52,573, or 15.4%, to $394,282 for the fiscal year ended September 30, 2004 from $341,709 for the fiscal year ended September 30, 2003. This increase was attributable to an increase in product sales volumes of a wide variety of our products to both new and existing customers. Revenues attributable to new customers represented approximately 69% of the growth in total revenues in the fiscal year ended September 30, 2004. Revenues attributable to existing customers represented approximately 31% of the growth in total revenues during the fiscal year ended September 30, 2004. For the purpose of calculating growth rates of new and existing customer revenue, we have defined a new customer as a customer that did not purchase product from MWI in the corresponding fiscal quarter of the prior year, with the remaining customer base being considered an existing customer. Revenues from new customers for each fiscal quarter are summed to arrive at the estimated fiscal year revenue for new customers. We increased the number of our field sales representatives to 111 at September 30, 2004 from 94 at September 30, 2003, allowing us to target additional customers and to extend our geographic reach, principally in the Northeast and Southeast regions of the United States. The growth in total revenues and revenues attributable to existing customers were negatively impacted by a transition in the selling arrangement of certain products by certain vendors from a “buy/sell” to an agency relationship, under which only commissions are recorded as revenues. These vendor lines represented $3,800 of total revenues, including product sales and commissions, for the fiscal year ended September 30, 2004 and $14,100 of total revenues, including product sales and commissions, for the fiscal year ended September 30, 2003.

Gross Profit.   Gross profit increased by $8,581, or 18.3%, to $55,598 for the fiscal year ended September 30, 2004 from $47,017 for the fiscal year ended September 30, 2003. Gross profit as a percentage of total revenues was 14.1% for the fiscal year ended September 30, 2004, compared to 13.8% in the prior year. Our gross profit margin benefited from an increase in vendor rebates of $3,062 as a result of attaining certain growth goals and a decrease in freight expense as a percentage of total revenues, partially offset by a decreased margin due to changes in product mix and to increased pricing pressure.

Selling, General and Administrative Expenses.   SG&A expenses increased by $5,986, or 16.7%, to $41,872 for the fiscal year ended September 30, 2004, from $35,886 for the fiscal year ended September 30, 2003. This increase was primarily due to the addition of 46 employees, including 17 field sales representatives, and new facilities in Harrisburg, Pennsylvania; Meridian, Idaho and Fife, Washington. We relocated to a larger distribution center in Visalia, California in order to expand our capacity. The incremental expense from these facilities for the fiscal year ended September 30, 2004 was $507 when compared to the prior year. SG&A expenses as a percentage of total revenues increased slightly to 10.6% for the fiscal year ended September 30, 2004 compared to 10.5% in the prior year. Management fees included in SG&A expenses were $386 for the fiscal year ended September 30, 2004 compared to $250 in the prior year.

Depreciation and Amortization.   Depreciation and amortization expense increased $170, or 17.4%, to $1,146 for the fiscal year ended September 30, 2004 from $976 for the fiscal year ended September 30, 2003. This increase was due primarily to capital expenditures for delivery trucks used at our distribution center facilities to support our sales growth.

Other Income (Expense).   Other expenses increased $3,066, or 113.1%, to $5,776 for the fiscal year ended September 30, 2004, from $2,710 for the fiscal year ended September 30, 2003. The increase in other expenses was primarily due to an increase in interest expense of $3,064 to $6,098 in 2004, from $3,034 in the prior year. This increase was due principally to the accretion of the Series A redeemable preferred stock dividends which was reflected as interest expense commencing with the adoption of a new accounting standard effective July 1, 2003.

Income Tax Expense.   Our effective income tax rate was 62.9% and 41.9% for the fiscal year ended September 30, 2004 and for the fiscal year ended September 30, 2003, respectively. The increase in the effective tax rate was primarily attributable to the nondeductible accretion of dividends on the Series A preferred stock, beginning on July 1, 2003.

Seasonality in Operating Results

Our quarterly sales and operating results have varied significantly in the past, and will likely continue to do so in the future. Historically, our total revenues have typically been higher during the spring and fall months due to increased sales of production animal products. Product use cycles for production animal products are directly related to medical procedures performed by veterinarians on production animals during the spring and fall months. These buying patterns can also be affected by vendors’ and distributors’ marketing programs launched during the summer months, particularly in June, which can cause veterinarians to purchase production animal health products earlier than those products are needed. This kind of early purchasing may reduce our sales in the months these purchases would have otherwise been made. See “Risk Factors — Our quarterly operating results may fluctuate significantly.” Additionally, while we accrue rebates as they are earned, our rebates have historically been highest during the quarter ended December 31, since some of our vendors’ rebate programs were designed to include targets to be achieved near the end of the calendar year. During calendar year 2006, certain of our vendors modified their rebate programs with us. These rebate program modifications changed the revenue growth targets from annual-weighted calendar year targets to either quarterly or trimester growth targets. These modifications will result in rebates previously expected to be earned and recognized in our first fiscal quarter 2007 ending on December 31 (or the fourth calendar quarter) to be recognized earlier in our fiscal year 2006.

Our companion animal products tend to have a different product use cycle that minimally overlaps with that of production animal products. In the companion animal market, sales of flea, tick and mosquito products are highest during the spring and summer months. The differing product use cycles of companion animal products partially offsets the seasonality we typically experience due to our sales of production animal products.

For the reasons and factors discussed above our quarterly operating results may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and our sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. If this occurs, the price of our stock would likely decrease.

	For the three-months ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2004	2004	2004	2004	2005	2005	2005	2005	2006
	( in thousands, except per share data) Unaudited
Revenues:
Product sales	$88,945	$99,674	$96,718	$101,260	$108,888	$130,377	$122,747	$127,048	$133,255
Product sales to related party	4,122	5,236	6,045	6,805	6,142	6,433	9,093	9,355	8,001
Commissions	1,096	1,276	1,116	929	1,380	1,177	1,424	1,413	2,093
Total revenues	94,163	106,186	103,879	108,994	116,410	137,987	133,264	137,816	143,349
Cost of product sales	80,531	91,981	89,843	92,370	99,938	119,955	114,446	115,064	123,421
Gross profit	13,632	14,205	14,036	16,624	16,472	18,032	18,818	22,752	19,928
Selling, general and administrative expenses	10,440	10,575	10,986	11,016	12,803	13,217	15,611	14,553	15,159
Depreciation and amortization	272	306	317	340	387	393	408	442	473
Operating income	2,920	3,324	2,733	5,268	3,282	4,422	2,799	7,757	4,296
Other income (expense):
Interest expense	(1,504)	(1,485)	(1,679)	(1,769)	(1,776)	(1,849)	(1,120)	(555)	(578)
Earnings of equity method investees	19	24	29	32	27	30	42	45	37
Other	47	49	57	67	57	60	83	90	137
Total other expense	(1,438)	(1,412)	(1,593)	(1,670)	(1,692)	(1,759)	(995)	(420)	(404)
Income before taxes	1,482	1,912	1,140	3,598	1,590	2,663	1,804	7,337	3,892
Income tax expense	(940)	(1,195)	(716)	(1,942)	(995)	(1,256)	(905)	(2,898)	(1,537)
Net income	$542	$717	$424	$1,656	$595	$1,407	$899	$4,439	$2,355
Earnings per common share:
Basic	$0.11	$0.14	$0.08	$0.33	$0.12	$0.28	$0.10	$0.42	$0.22
Dilutive	$0.09	$0.12	$0.07	$0.28	$0.10	$0.24	$0.10	$0.41	$0.22

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows generated from operations and borrowings on our revolving credit facility under the amended credit agreement. We use capital primarily to fund day-to-day operations and to maintain sufficient inventory levels in order to promptly fulfill customer orders and to expand our operations and sales growth. We believe our capital resources will be sufficient to meet our anticipated cash needs for at least the next twelve months.

On August 3, 2005, we completed our initial public offering in which we sold an aggregate of 4,983,334 shares (including the exercise of the underwriters’ over-allotment option) of our common stock at a price of $17 per share. We received net proceeds of $77,159 after deducting the underwriting discounts and offering expenses. We used the net proceeds to redeem all of our Series A preferred stock for approximately $39,789 and to repay approximately $37,370 of borrowings outstanding on our revolving credit facility under our amended credit agreement.

Operating Expense.   For the six-months ended March 31, 2006, cash provided by operations was $2,003, and was primarily attributable to net income of $6,794 and a reduction in inventories of $4,959 partially offset by an increase in accounts receivable and a decrease in accounts payable. The increase in net income is a result of the factors discussed above in “Results of Operations”. The decrease in inventories from September 30, 2005 to March 31, 2006 was a result of higher inventory levels at September 30, 2005 due to seasonal purchases related to production animals and due to purchases of products in advance of price increases. The increase in accounts receivable for the six-months ended March 31, 2006 was a result of the increased revenue growth. The decrease in accounts payable for the six-months ended March 31, 2006 was primarily due to timing of inventory purchases and associated payments. For the six-months ended March 31, 2005, net cash provided by operating activities was $10,671, and was primarily attributable to an increase in accounts payable of $5,370 and net income. The increase in accounts payable was the result of timing of inventory purchases.

For our fiscal year ended September 30, 2005 cash used in operations was $5,611 and was primarily attributable to increases in inventories of $17,334 and accounts receivable of $15,276. This amount was partially offset by an increase in accounts payable of $15,837, non-cash accretion of the Series A preferred stock dividends of $4,055 (included in interest expense) and net income of $4,557. The increased levels of inventory and accounts payable resulted from moving certain products we sell from a commission-based agency arrangement to a “buy/sell” arrangement, increased sales growth requiring higher levels of inventory and new product offerings. Increased accounts receivables are directly related to the increase in sales. Additionally, we provided extended payment terms to production animal veterinarians in June and July of 2005 in response to market conditions.

For our fiscal year ended September 30, 2004 net cash used by operating activities was $13,889 and was primarily attributable to increases of $12,668 in inventories and $10,071 in accounts receivable. The increase in inventories was primarily related to supporting increased sales growth and adding a distribution center in Harrisburg, Pennsylvania. During this time period, we offered extended payment terms to production animal veterinarians in response to market conditions and experienced increased sales that led to the increase in accounts receivable balances. The increase in inventories and accounts receivable were partially offset by non-cash accretion of the Series A preferred stock dividends of $4,239 (included in interest expense) and net income of $2,524.

For our fiscal year ended September 30, 2003, net cash provided by operating activities was $8,781 and was primarily attributable to net income of $4,329, a decrease of $1,555 in inventories, non-cash accretion of our Series A preferred stock dividends of $999 and a positive net effect of $923 of an $8,536 increase in accounts receivable offset by a $9,459 increase in accounts payable. The decrease in inventories related primarily to two product lines moving from a “buy/sell” to an agency arrangement. The increase in both accounts receivable and accounts payable are a reflection of sales growth and they offset with a minimal effect on operating activities.

Investing Activities.   For the six-months ended March 31, 2006, net cash used in investing activities was $2,191 compared to net cash used by investing activities of $6,209 for the six-months ended March 31, 2005. Net cash used by investing activities for the six-months ended March 31, 2006 was primarily due to capital expenditures of $2,238 related to relocating our existing distribution center to a new larger distribution center in Denver, Colorado and due to the purchase of equipment for a new distribution center in Orlando, Florida. During the three-months ended March 31, 2006 we completed our sale of a distribution center previously operated in Denver, Colorado for $1,455. Net cash used in investing activities for the six-months ended March 31, 2005 was $6,209, primarily attributable to the acquisitions of Memorial Pet Care, Inc. and Vetpo Distributors, Inc. and capital expenditures.

For our fiscal year ended September 30, 2005, net cash used in investing activities was $6,529 and was primarily attributable to the acquisition of certain assets of Vetpo and Memorial Pet Care, Inc. In addition, in April 2005, we relocated from an existing distribution center facility to a larger distribution center facility in Nampa, Idaho. The capital expenditures for the equipment for this facility were approximately $657. We also began the relocation of our Denver, Colorado distribution center to a new, larger, 58,737 square-foot facility that was opened in December 2005.

Net cash used by investing activities was $1,251 for our fiscal year ended September 30, 2004 and was primarily attributable to investments in equipment, including the purchase of office, distribution center and computer equipment. In November 2003, we  relocated from an existing distribution center facility to a larger distribution center facility in Visalia, California. The capital expenditure for the equipment for this facility was approximately $507. In December 2003, we signed a new distribution center lease for a Harrisburg, Pennsylvania location. The capital expenditure for the equipment for this facility was approximately $696. We use these facilities to ship products to our customers in their respective areas of the United States. Also in 2004, we upgraded our enterprise information system at a cost of approximately $283. The implementation was effective July 2004.

Net cash used by investing activities was $1,307 in 2003 and was primarily attributable to investments in equipment, including the purchase of office, distribution center and computer equipment.

Financing Activities.   For the six-months ended March 31, 2006, net cash provided by financing activities was $191, and was primarily attributable to proceeds from the exercise of stock options and the related tax benefits. For the six-months ended March 31, 2005, net cash used in financing activities was $4,459, which was a result of payments on our revolving credit facility. Our revolving credit facility is used to finance our working capital requirements and fluctuates based on timing of payables and collection of receivables.

For our fiscal year ended September 30, 2005 net cash provided by financing activities was $12,143 and was primarily due to the net proceeds of $77,159 received from our initial public offering in August 2005. These proceeds were used to redeem all of our Series A preferred stock for $39,789 and to repay approximately $37,370 of borrowings outstanding on our revolving credit facility under our amended credit agreement.

For the fiscal year ended September 30, 2004 net cash provided by financing activities was $15,132 and for the fiscal year ended September 30, 2003 net cash used in financing activities was $7,474. Changes in cash flows from financing activities for the fiscal year ended September 30, 2004 and the fiscal year ended September 30, 2003 were primarily due to borrowings from and payments under our revolving credit facility, which is used to finance our working capital requirements and fluctuates based on timing of payables and collection of receivables.

Capital Resources.   We have a line-of-credit agreement with two lenders for a credit facility that allows for borrowings up to $70,000. The line-of-credit is secured by a security interest in substantially all of our assets and terminates on June 18, 2007. Interest is due monthly at the following rates: 1) the London Interbank Offered Rate (“LIBOR”) plus a margin (6.3% at March 31, 2006); or 2) the prime rate (7.75% at March 31, 2006). The lenders also receive an unused line fee and letter of credit fee equal to 0.375% of the unused amount of the revolving credit facility. Our outstanding balance on this facility at March 31, 2006 was $24,654 of which $20,000 carried an interest rate at LIBOR and $4,654 carried an interest rate at the prime rate. The line-of-credit contains certain restrictive financial covenants as well as restrictions on dividend payments and future debt borrowings. We intend to use the proceeds from this offering to pay down our revolving credit facility which will reduce our interest expense in future periods.

From time to time we issue letters of credit to act as guarantee of payment to specified third parties. At March 31, 2006, we had six letters of credit totaling $600 and at September 30, 2005 we had three letters of credit totaling $300. There were no outstanding borrowings on these letters of credit at March 31, 2006 or September 30, 2005.

In January 2005, we issued a non-negotiable promissory note in the aggregate principal amount of $487 in partial consideration for the purchase of substantially all the assets of Vetpo. The note bears interest at the prime rate, payable quarterly. The principal of the note is payable in five equal annual installments, beginning on January 1, 2006. At March 31, 2006 we owed $389 on this note payable.

We believe our capital resources will be sufficient to meet our anticipated cash needs for at least the next twelve months.

Contractual Obligations

Contractual Obligations

Our contractual obligations at September 30, 2005 mature as follows:

	Payments Due by Period
	Total	1 Year or less	2-3 Years	4-5 Years	More than 5 Years
Line-of-credit to banks(1)	$24,690	$—	$24,690	$—	$—
Operating lease commitments(2)	6,903	1,494	2,630	1,893	886
Long-term debt obligations (including current portion)	487	97	195	195	—
Interest on long-term debt and line-of-credit(3)	2,985	1,731	1,243	11	—
Total contractual obligations	$35,065	$3,322	$28,758	$2,099	$886

(1)             For the purposes of the table above the line-of-credit is assumed to be paid at the credit facility’s termination date of June 18, 2007. For financial statement purposes, the line-of-credit is classified as a current liability. We intend to use the proceeds from this offering to pay down our revolving credit facility which will reduce our interest expense in future periods.

(2)             In the six-months ended March 31, 2006 we leased an approximate 30,000 square foot distribution center located in Orlando, Florida with an average annual lease of $183 per year and expiring in 2013. In May 2006 we entered into a lease agreement for an approximate 25,000 square foot distribution center located in Clear Lake, Wisconsin with an average annual lease expense of $86 per year and expiring in 2013. In May 2006 we leased an additional 3,000 square feet for our corporate offices located in Meridian, Idaho for an additional $32 per year expiring in 2011.

(3)             Future interest payments are calculated based on the assumption that all debt is outstanding until maturity. For debt instruments with variable interest rates and unused commitment fees, interest has been calculated for all future periods using the rates in effect at September 30, 2005.

Guarantees

We provide guarantees, indemnifications and assurances to others in the ordinary course of our business. We have evaluated our agreements that contain guarantees and indemnification clauses in accordance with the guidance of Financial Accounting Standards Board (“FASB”) Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

We enter into a wide range of indemnification arrangements in the ordinary course of business. These include tort indemnities, tax indemnities, indemnities against third party claims arising out of arrangements to provide services to us, indemnities in merger and acquisition agreements and indemnities in agreements related to the sale of our securities. Also, our governance documents and substantially all of our subsidiaries provide for the indemnification of individuals made party to any suit or proceeding by reason of the fact that the individual was acting as an officer, director or agent of the relevant company or as a fiduciary of a company-sponsored welfare benefit plan. We also provide guarantees and indemnifications for the benefit of our wholly-owned subsidiaries for the satisfaction of performance obligations, including certain lease obligations. It is difficult to quantify the maximum potential liability under these indemnification arrangements; however, at March 31, 2006 we were not aware of any material liabilities arising from these indemnification arrangements.

Inflation

Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. During the past three years, the most significant effects of inflation have been on employee wages, costs of products and fuel-intensive costs including freight, packing supplies and travel. We managed the effects of inflation by controlling increases in compensation expense, renegotiating freight carrier contracts and utilizing a central source for warehouse shipping supplies.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to sales returns, allowance for doubtful accounts, customer incentives, vendor rebates, inventories, goodwill and intangible assets, income taxes, impairment of long-lived assets, depreciation and amortization, employee benefits, unearned income and contingencies. We base our estimates on historical experience and on various other assumptions and factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We, based on our ongoing review, will make adjustments to our judgments and estimates where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above.

We believe the following critical accounting policies are important to understand our financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

We sell products that we source from vendors to our customers through either a “buy/sell” transaction or an agency relationship with our vendors. In a “buy/sell” transaction, we purchase and take inventory of products from the vendor. When a customer places an order with us, we pick, pack, ship and invoice the customer for the order. We recognize revenue from “buy/sell” transactions as product sales when the product is delivered to the customer. We accept product returns from our customers. We estimate sales returns based on historical experience, and returns are recognized as a reduction of product sales. Product returns have not been significant to our financial statements. In an agency relationship, we do not purchase and take inventory of products from our vendors. We receive an order from a customer, transmit the order to the vendor, who picks, packs and ships the order to the customer. In some cases, the vendor invoices and collects payment from the customer, while in other cases we invoice and collect payment from the customer on behalf of the vendor. We receive a commission payment for soliciting the order from the customer and for providing other customer service activities. Commissions are recognized when the services upon which the commissions are based are complete.

Vendor Rebates

Vendor rebates are recorded based on the terms of the contracts with each vendor and in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. We receive quarterly, trimester and annual performance-based rebates from third-party vendors based upon attainment of certain sales and/or purchase goals. Sales rebates are classified in our accompanying consolidated statements of income as a reduction to cost of product sales at the time the sales performance measures are achieved. Purchase rebates are measured against inventory purchases from the vendors and are a reduction of inventory until the product is sold. When the inventory is sold, purchase rebates are recognized as a reduction to cost of product sales.

Historically, actual results have not significantly deviated from those determined using the estimates described above. We expect that our estimates in the future will continue to be reasonable as our rebates are based on specific vendor program goals and are principally recorded upon achievement of sales performance measures.

Customer Incentives

Customer incentives are accrued based on the terms of the contracts with each customer and in accordance with the provisions of EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). These incentive programs provide that the customer receives an incentive based on their product purchases or attainment of performance goals. Incentives are estimated based on the specific terms in each agreement, historical experience and product growth rates.

Goodwill

We assess the potential impairment of goodwill annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important and may trigger an interim impairment review, include:

•                  Significant underperformance relative to expected historical or projected future operating results;

•                  Significant changes in the manner of our use of acquired assets or the strategy of our overall business; and

•                  Significant negative industry or economic trends.

If we determine through the impairment review process that goodwill is impaired, an impairment charge is recognized in our consolidated statement of income.

Goodwill was tested for impairment in our fourth quarter of 2005 and we determined that the recorded amount was not impaired. The fair value calculations used for these tests require us to make assumptions about items that are inherently uncertain. Assumptions related to future market demand, market prices and product costs could vary from actual results, and the impact of such variations could be material. Factors that could affect the assumptions include changes in economic conditions, changes in government regulations, success in marketing products and competitive conditions in our industry. The factors that most significantly affect the fair value calculation are market multiples and estimates of future cash flows. Fair value was determined by management with the assistance of an independent third-party appraiser who primarily used the discounted cash flow method and the guideline company method.

Stock Options

Effective October 1, 2005, we adopted the provisions of Statement of Accounting Standards (“SFAS”) No. 123 (Revised), Share-Based Payment (“SFAS 123-R”) for our share-based compensation plans using the modified prospective method. We previously accounted for these plans under the recognition and measurement principals of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees and related interpretations (collectively “APB 25”) and disclosure requirements established by SFAS No. 123, Accounting for Stock-based Compensation, as amended by SFAS No. 148, Accounting for Stock Based Compensation — Transition and Disclosure (“SFAS 148”). Under APB 25, no compensation expense was recorded in earnings for our stock-based awards granted under our stock-based award plans. The pro forma effects on net income and earnings per share for stock-based awards were instead disclosed in a footnote to the financial statements. Under SFAS 123-R, all share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period. The fair value of a stock award is determined using a option valuation model such as the Black-Scholes-Merton Option Pricing Model or a lattice model such as the Binomial Stock Option Pricing Model. These fair value calculations require us to make assumptions about items that are inherently uncertain. Assumptions related to future expected volatility, life, dividends, risk-free interest rates, forfeitures and other assumptions could vary from actual results, and the impact of such variations could be material.

Under the modified prospective method, compensation expense includes the expense for all share-based awards granted prior to, but not yet vested as of October 1, 2005 excluding those options initially valued using the minimum value method. At October 1, 2005, all of our options to purchase common stock were either vested and exercisable or were initially valued using the minimum value method. Therefore, we have recognized no compensation expense for stock-based awards in the six-months ended March 31, 2006. For the six-months ended March 31, 2005, compensation expense that would have been recorded had we adopted the fair value method (all of which would have been determined using the minimum value method) was not significant. For the fiscal year ended September 30, 2005, compensation expense that would have been recorded had we adopted the fair value method would have been approximately $601. For the fiscal year 2004 and 2003, compensation expense that would have been recorded had we adopted the fair value method (all of which would have been determined using the minimum value method) was not significant.

Recently Issued and New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (“SFAS 151”). SFAS 151 clarifies that inventory costs that are “abnormal” are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS 151 provides examples of “abnormal” costs that include costs of idle facilities, excess freight and handling costs, and wasted material (spoilage). SFAS 151 was effective for us beginning on October 1, 2005 and our adoption did not have a material effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS 123-R. SFAS 123-R replaces SFAS123, as amended by SFAS 148,  and supersedes APB 25. The adoption of SFAS 123 R required us to record non-cash expense for our stock-based award compensation plans using the fair value method. SFAS 123-R was effective for us on October 1, 2005 and the adoption of SFAS 123-R did not have a material effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29 (“SFAS 153”), which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We adopted SFAS 153 as of October 1, 2005 and the adoption did not have a material effect on our consolidated financial statements.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 replaces FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and ABP No. 20, Accounting Changes. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and will be effective for us for our fiscal year beginning October 1, 2006. The adoption of SFAS 154 is not expected to have a material effect on our consolidated financial statements.

In September 2005, the Emerging Issues Task Force issued EITF No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). EITF 04-13 requires that purchases and sales of inventory with the same counterparty be accounted for as a nonmonetary transaction within the scope of APB No. 29, Accounting for Nonmonetary Transactions. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The adoption of EITF 04-13 is not expected to have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks primarily from changes in United States interest rates. We manage this risk by, pursuant to the terms of our amended credit agreement, converting the interest rate payable on the majority of the outstanding loan balance on our revolving credit facility into a lower LIBOR interest rate. We do not engage in financial transactions for trading or speculative purposes.

The interest payable on the revolving credit facility under the amended credit agreement is based on variable interest rates and is therefore affected by changes in market interest rates. If the weighted average interest rate on the variable rate indebtedness rose 66 basis points (a 10.0% change from the calculated weighted average interest rate as of March 31, 2006), assuming no change in the outstanding balance on the revolving credit facility under the amended credit agreement ($24,654 as of March 31, 2006), the annualized income before taxes and cash flows from operating activities would decline by approximately $162. If the weighted average interest rate on the variable rate indebtedness decreased 66 basis points (a 10.0% change from the calculated weighted average interest rate as of March 31, 2006), assuming no change in the outstanding balance on the revolving credit facility under the amended credit agreement, the annualized income before taxes and cash flows from operating activities would increase by approximately $162.

Credit Agreement

On June 18, 2002, we entered into a credit agreement with two lenders, Bank of America, N.A. and Fleet Capital Corporation, which was later replaced by General Electric Capital Corporation, for a $70,000 credit facility. The credit agreement is secured by a security interest in substantially all of our assets, including the stock of our subsidiaries, and terminates on June 18, 2007. The credit agreement contains certain restrictive financial covenants as well as restrictions on dividend payments and future debt borrowings. Interest is due monthly at the following rates: LIBOR plus a margin on the portion converted to LIBOR in accordance with our amended credit agreement (6.3% at March 31, 2006), or the prime rate (7.75% at March 31, 2006). During 2004, we amended the credit agreement and negotiated a reduction in the margin over LIBOR from 2.0% to 1.75%. The lenders also receive an unused line fee and letter of credit fee equal to 0.375% of the unused amount of the revolving credit facility. As of

March 31, 2006, the effective interest rate for all borrowings under the revolving credit facility was 6.6% per annum. The outstanding balance on this facility at March 31, 2006 was $24,654 of which $20,000 carried an interest rate at LIBOR and $4,654 carried an interest rate at the prime rate. Under the amended credit agreement, up to $10,000 is available for letters of credit. During 2004, we established two letters of credit totaling $3,100. During 2005, the $3,000 letter of credit expired and was not renewed and two additional letters of credit were issued for $100 each, for a total of $300. At March 31, 2006, we had a total of six letters of credit totaling $600. There were no outstanding borrowings on these letters of credit at September 30, 2005 or March 31, 2006. As part of the credit agreement, we were required to maintain an interest rate swap on a minimum notional amount of $12,000 of borrowings under the revolving credit facility. Under the most recent swap agreement that expired on July 7, 2005, we received interest at a floating rate based on LIBOR and paid interest at a fixed rate of 2.49%. This had the effect of reducing our exposure to fluctuations in variable interest rates to which we would otherwise be subject. We have received a waiver for our obligation to maintain an interest rate swap from the lenders effective as of July 7, 2005. For our fiscal year ended September 30, 2005, 2004 and 2003, the impact of this interest swap was interest expense of $1, $37 and $127, respectively.

In addition, in December 2003, we amended the credit agreement to include borrowings of up to $2,500 on a capital loan for capital equipment purchases only. Interest was due monthly at the following rates: LIBOR plus a margin on the portion converted to LIBOR in accordance with the amended credit agreement, or the prime rate plus a margin. In August 2005, we terminated the capital loan and paid off the outstanding balance.

Promissory Note

In January 2005, we issued a non-negotiable promissory note in the aggregate principal amount of $487 in partial consideration for the purchase of substantially all the assets of Vetpo. The note bears interest at the prime rate, payable quarterly. The principal of the note is payable in five equal annual installments, beginning on January 1, 2006. At March 31, 2006 we owed $389 on this note payable.

Off Balance Sheet Arrangements

At March 31, 2006 we had no significant investments that were accounted for under the equity method in accordance with accounting principles generally accepted in the United States except for Feeders Advantage. Feeders Advantage has no liabilities associated with them that were guaranteed by or that would be considered material to us. Accordingly, we do not have any off balance sheet arrangements with unconsolidated entities.

BUSINESS

General

We are a leading distributor of animal health products to veterinarians across the United States. We distribute more than 10,000 products sourced from over 400 vendors to more than 15,000 veterinary practices nationwide from ten strategically located distribution centers. Products we sell include pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, supplies, veterinary pet food and nutritional products. We market these products to veterinarians in both the companion animal and production animal markets. As of March 31, 2006, we had a sales force of 237 people covering the United States. We also offer our customers a variety of value-added services, including on-line ordering, pharmacy fulfillment, inventory management, equipment procurement consultation and special order fulfillment, which we believe closely integrates us with our customers’ day-to-day operations and provides them with meaningful incentives to continue ordering from us.

Historically, approximately two-thirds of our total revenues have been generated from sales of companion animal products and one-third from production animal products. For our fiscal year ended September 30, 2005, our total revenues were $496.7 million and our operating income was $15.8 million. For the six-months ended March 31, 2006, our total revenues were $281.2 million and our operating income was $12.1 million.

Industry Overview

According to the Animal Health Institute, animal health product sales in the United States for 2004 totaled nearly $5 billion, an increase of 5% compared to 2003. The market for animal health products in the United States is split between products sold for companion and production animals. Companion animals include dogs, cats, other pets and horses, while production animals include cattle and other food-producing animals. The Animal Health Institute estimates that the market for animal health products in the United States for 2004 was approximately 58% companion animal and 42% production animal.

We believe the companion animal health products market is growing due to the increasing number of households with companion animals, an aging pet population, increased expenditures on animal health and preventative care, advancements in pharmaceuticals and diagnostic testing and extensive marketing programs sponsored by companion animal nutrition and pharmaceutical companies. We believe that product sales in the production animal health products market are largely driven by continued spending on animal health products to improve productivity, weight gain and disease prevention, as well as a growing focus on food safety. We believe that these growth factors are mitigated by the downward influence of generic drugs on pricing.

Veterinarians are one of the primary purchasers of animal health products, particularly in the companion animal market. As of December 31, 2005, according to AVMA, there were more than 54,000 veterinarians in private practice in more than 27,000 veterinary practices nationwide. Based on data provided by AVMA, we estimate that these veterinary practices purchase an average of $140,000 of animal health products annually, including food, the majority of which is ordered through distributors. We believe veterinary practices typically place at least one order per week to avoid storing and managing large volumes of supplies.

We believe that distributors play a vital role for veterinary practices by providing access to a broad selection of products through a single channel and helping them efficiently manage their inventory levels. Distributors also offer product vendors substantial value by providing cost-effective access to a highly fragmented and geographically diverse customer base.

Competitive Strengths

We believe that our strengths include:

•                  Leading Distributor to Veterinarians.   Based upon our total revenues for our fiscal year ended September 30, 2005, we are a leading animal health products distributor to veterinarians in the United States. While most of our products are available from several sources and our customers typically have relationships with several distributors, we have achieved this position primarily through internal growth and currently serve more than 15,000 of the approximately 27,000 veterinary practices nationwide. We believe that our broad product offering, competitive pricing, superior customer service, rapid product fulfillment and value-added services provide meaningful incentives for our customers to continue ordering from us.

•                  Leading Sales and Marketing Franchise.   Our 237 sales representatives educate customers on new veterinary products, assist in product selection and purchasing, and offer inventory management solutions. As of March 31, 2006, we had a sales force of 142 field sales representatives and 95 telesales representatives covering the United States. We also publish detailed product catalogs and monthly magazines, which are often utilized by our customers as reference tools. We also publish detailed product catalogs and monthly magazines, which are often utilized by our customers as reference tools. While salespeople and printed materials are vital to our marketing strategy, we also provide on-line ordering, valuable business information and value-added services through our Internet site, www.mwivet.com. For our fiscal year ended September 30, 2005, approximately 21% of our product sales were generated through orders placed over the Internet. For the six-months ended March 31, 2006, approximately 23% of our product sales were generated through orders placed over the Internet.

•                  Strong, Established Relationships with Veterinarians and Vendors.   Our ability to serve as a single source for most of our customers’ animal health product needs has enabled us to develop strong and long-term customer relationships. Approximately 65% of our product sales for the twelve-months ended March 31, 2006 were from customer accounts that were opened prior to June 2001 and approximately 79% of our product sales for the twelve-months ended March 31, 2006 were from customer accounts that were opened prior to June 2003. Independent veterinary practices have historically accounted for more than 80% of our product sales. In addition, for more than ten years we have maintained distribution arrangements with Banfield, the nation’s largest private veterinary practice, and with a non-controlled affiliate, Feeders’ Advantage, a related party and a buying group composed of several of the largest cattle feeders in the United States. Since we do not manufacture any of the products we sell, we are dependent on our vendors for the supply of our products. While our vendors often have relationships with multiple distributors, many of our key vendors including Fort Dodge, Schering-Plough and Vedco have been working with us for over ten years, while other key vendors including IDEXX Laboratories, Merial and Pfizer have more recently expanded their relationships with us. We believe our market position makes us an attractive partner for leading product vendors, since we provide cost-effective access to a significant portion of the highly fragmented and geographically diverse veterinary market.

•                  Recurring Revenue Product Base.   Over 95% of our product sales for our fiscal years ended September 30, 2005, 2004 and 2003 were from consumable medicines and supplies commonly required by veterinarians in their practice. Historically, this aspect of our business has resulted in a recurring stream of revenues.

•                  Sophisticated Technology and Information Systems.   In 2004, we successfully completed a comprehensive upgrade of our enterprise information system, the central hub for all of our business processes. This system supports order processing, inventory control, invoicing, shipping, sales analysis and reporting, supply chain management and financial accounting. We believe that this system could support more than a doubling of our revenues with minimal incremental investment.

•                  Experienced Management Team.   We have a strong and experienced senior management team with substantial animal health industry expertise. The members of the our senior management team have been with us for an average of over ten years, and each member has demonstrated a commitment and capability to deliver growth in revenues and profitability.

Business Strategy

Our mission is to strengthen our position as a leading national animal health products distributor while continuing to efficiently deliver substantial value and innovation to our customers, increase revenues and improve profitability. Our strategy to achieve our mission is outlined below.

Increase Sales to Existing Customers.   We believe that veterinary practices typically purchase animal health products from multiple distributors. For our fiscal year ended September 30, 2005, the average annual product sales per veterinary practice served was approximately $28,000. We intend to increase our share of these purchases by utilizing our proprietary customer database to focus our marketing efforts, expanding our sales force, selectively adding products to our portfolio and increasing and expanding the value-added services we provide to our customers. By increasing the dollar value of purchases made by each customer as well as their average order size, we intend to increase our profitability. Competition for hiring sales representatives who have existing customer relationships is intense and we focus on retaining our valued staff who have demonstrated the skills needed to successfully market our products and services. If we fail to hire or retain a sufficient number of qualified professionals, it could adversely impact our business.

Expand Business Assistance Services for Veterinarians.   We intend to enhance our customer relationships by expanding our business assistance services for veterinarians. These value-added services include among others our e-commerce platform, Sweep™ in-clinic inventory management systems, pharmacy fulfillment program, equipment procurement consultation and pet cremation service offerings. In addition, we recently began the process of upgrading our Internet site, www.mwivet.com, in order to significantly enhance the e-commerce functionality available to our customers.

Increase the Total Number of Customers.   We believe we provide products and services to more than 50% of all domestic veterinary practices. We intend to raise this percentage by increasing the number and productivity of our sales representatives, selectively acquiring competitors and adding distribution centers. We believe the greatest opportunities to add new customers are in the Northeastern, Midwestern and Southeastern regions of the United States, areas where we do not hold the leading market position. We believe it is important to increase the total number of customers served in order to attain the growth goals that are a feature of many of our vendors’ rebate programs. Changes to any vendor rebate program or our failure to achieve these growth goals may have a material effect on our gross profit and operating results in any given quarter or year.

Continuously Seek to Improve Operations.   We continuously evaluate opportunities to increase sales, lower costs and realize operating efficiencies. Current initiatives include investments in our databases and distribution center management systems. We also plan to pursue alternative product sourcing strategies and have recently implemented a private label program on selected products to reduce our procurement costs and increase our profitability, while maintaining strong relationships with key vendors.

Make Selective Acquisitions.   The U.S. market for animal health products distribution is highly fragmented, with numerous national, regional and local distributors. Many of these companies are small, privately-held businesses, some of which may represent attractive acquisition candidates. In fiscal year 2005, we acquired and integrated Memorial Pet Care, Inc. and Vetpo Distributors, Inc. into our operations. On May 8, 2006, we acquired substantially all of the assets of Northland and we are in the process of integrating their business. We intend to continue pursuing acquisitions that are consistent with our mission of enhancing value to our customers, increasing revenues and improving profitability, while strengthening our competitive position. Additionally, we may evaluate selective acquisitions of niche health care distribution and ancillary businesses that can benefit from our infrastructure, systems and expertise. However, difficulties with the integration of any acquisition may impose substantial costs and delays and cause other unanticipated problems for us.

Products

At March 31, 2006 we distributed more than 10,000 products, including pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, supplies, veterinary pet food and nutritional products. For our fiscal year ended September 30, 2005 our product revenues were comprised of approximately 38% pharmaceutical products, 19% vaccine products, 8% parasiticide products, 8% diagnostic products, 5% capital equipment products and 22% of other supplies. In addition, we sell over 500 products under agency agreements with our vendors. Under an agency agreement, we typically solicit orders and provide customer service for a commission, while the vendor stocks and ships the products. We also have available on special order over 10,000 products that we do not normally stock in our warehouses. We continually seek to update and improve the range of products we offer to address our customer requirements. Over 95% of our product sales for our fiscal years ended September 30, 2005, 2004 and 2003 were from the sale of consumable medicines and supplies commonly required by veterinarians in their practice. Historically, this aspect of our business has resulted in a recurring stream of revenues.

Pharmaceuticals, Vaccines and Parasiticides

We offer our customers a variety of pharmaceuticals, vaccines and parasiticides. Our pharmaceutical products typically include anesthetics, analgesics, antibiotics, ophthalmics and hormones. In March 2005, we commenced distributing Pfizer’s Rimadyl®, a leading non-steroidal anti-inflammatory drug which provides relief for dogs from pain associated with osteoarthritis and soft-tissue and orthopedic surgeries. Our vaccine products are primarily comprised of small animal, equine and production animal biologicals. Our parasiticides are used for control of fleas, ticks, flies, mosquitoes and internal parasites. In January 2005, we commenced selling FRONTLINE®, a leading flea and tick treatment for dogs and cats, under an agency agreement with Merial Limited.

Diagnostics, Capital Equipment and Supplies

We offer a wide range of diagnostics, capital equipment and supplies to veterinarians. Diagnostic sales typically include consumable in-clinic tests for detecting heartworm, lyme, feline leukemia and parvovirus, as well as consumable products for measuring blood chemistry, electrolyte balance and cell counts. Our capital equipment sales include anesthesia machines, surgical monitors, diagnostic equipment, dental machines, cages, lights and x-ray machines. We employ a team of capital equipment specialists to analyze the latest technologies and recommend equipment that meets our customers’ specific needs. Additionally, our capital equipment specialists provide training on our capital equipment lines to our customers and our sales force. Our sales of supplies include syringes, instruments, bandages, IV products, surgical consumables, grooming materials and other small equipment items used by veterinary practices.

Veterinary Pet Food and Nutritional Products

We offer our customers a broad selection of veterinary pet foods and nutritional products. We consider veterinary pet food to consist of two categories: foods for specialty diets and premium pet foods. Specialty diets are recommended by veterinarians to address specific medical and nutritional needs. Premium pet foods are recommended by veterinarians to promote optimal nutrition in healthy animals. Pet foods are typically sold under agency agreements. Nutritional products include dietary supplements, vitamins, dental chews and specialty treats which either help address specific medical conditions or are compatible with recommended nutritional guidelines.

Value-Added Services

We offer our customers a variety of value-added services, which we believe closely integrates us with our customers’ day-to-day operations and provides them with meaningful incentives to continue ordering from us. These services include the following:

Service	Description
E-commerce platform	On-line ordering system that provides information to veterinary practices on products, vendor programs and purchasing history
Pharmacy fulfillment	Shipment of prescription animal health products to end-users on behalf of veterinarians from our three licensed pharmacies located in Grand Prairie, Texas, Harrisburg, Pennsylvania and Nampa, Idaho
Inventory management system	Flexible system that facilitates counting, maintaining and ordering inventory in veterinary practices
Equipment procurement consultation	Consultation, demonstrations and training provided by our dedicated capital equipment specialists
Special order fulfillment	Procurement and shipment of over 10,000 unique products that we do not normally stock in our warehouses
Educational seminars	Seminars for our customers covering business and medical topics, frequently sponsored in conjunction with our vendors
Pet cremation	Business units presently operating in Idaho and Wisconsin that serve veterinary practices and their clients by providing cremation services

Customers

We currently serve more than 15,000 of the approximately 27,000 veterinary practices located throughout the United States. These veterinary practices are typically small, privately-held businesses that we believe place at least one order per week to avoid storing and managing large volumes of supplies. We believe that these veterinary practices usually purchase animal health products from multiple distributors. We seek to be the principal provider of animal health products to our customer base.

We maintain a diverse and stable customer base. Independent veterinary practices have historically accounted for more than 80% of our product sales. Also, for more than ten years, we have maintained distribution arrangements with Banfield, the nation’s largest private veterinary practice with over

450 veterinary hospitals, and our non-controlled affiliate, Feeders’ Advantage, a buying group composed of several of the largest cattle feeders in the United States. Banfield accounted for approximately 10% of our product sales for our fiscal years ended September 30, 2005, 2004 and 2003, respectively and approximately 9% of our product sales for the six-months ended March 31, 2006. Feeders’ Advantage accounted for approximately 6% of our product sales for our fiscal years ended September 30, 2005 and 2004, respectively, and approximately 7% of product sales for our fiscal year ended September 30, 2003 and approximately 6% for the six-months ended March 31, 2006. The loss of Banfield or Feeders’ Advantage or a deterioration in our relations with either of them could significantly affect our financial condition and results of operations. Our ten largest customers, excluding Banfield and Feeders’ Advantage, accounted for approximately 5%, 7% and 6% of our product sales for our fiscal years ended September 30, 2005, 2004 and 2003, respectively with no single customer representing more than 1% of our product sales for our fiscal years ended September 30, 2005 and 2004 and one customer representing approximately 1% of product sales for our fiscal year ended September 30, 2003. Our ten largest customers, excluding Banfield and Feeders’ Advantage, accounted for approximately 6% of our product sales for the six-months ended March 31, 2006, with no single customer representing more than 1% of our product sales. We typically do not enter into long-term contracts with our independent veterinary customers.

We are a party to two written agreements with Banfield, an Agreement for Product Purchases and an Agreement for Logistics Services. These agreements govern the pricing, shipping and other terms and conditions upon which we sell our products and provide services to Banfield. The agreements are effective through June 30, 2008, and thereafter may be renewed for additional twelve-month periods. The agreements may be terminated by either party with or without cause upon 150 days prior written notice. Under the Agreement for Product Purchases, we provide a limited warranty with respect to all goods sold by us and paid for by Banfield that good title to the products is conveyed, that the products are delivered free of any security interest, that the products will conform to the description, grade and condition of the products invoiced, that there will be an agreed upon time remaining before the expiration or out-of-code date on any product and that all products will be free of any defects arising while the products are either in our possession or control or in the control of any carrier transporting the goods from us to Banfield. We are also required to maintain insurance in an amount equal to at least the replacement cost of all property that is purchased by Banfield from third parties and is held by us on their behalf.

Sales and Marketing

Our sales and marketing strategies are designed to establish and maintain strong customer relationships through personal visits by field sales representatives, frequent telesales contact and direct marketing, emphasizing our broad product lines, competitive pricing, efficient ordering capabilities, high levels of customer support and service and other value-added services. The key elements of our sales and marketing strategy are:

•                  Field Sales Representatives:   Our sales force is a key component of our value-added approach. Due to the fragmented nature of the animal health products market, we believe that a large sales force is vital to effectively support existing customers and target potential customers. As of March 31, 2006, we had 142 field sales representatives covering most of the United States. Our field sales representatives educate customers on new veterinary products, assist in product selection and purchasing and offer inventory management solutions. Once a field sales representative has established a relationship with a customer, the field sales representative encourages the customer to use our telesales representatives and online ordering capabilities for day-to-day customer needs. Field sales representatives work under the supervision of regional sales managers within an assigned sales territory to ensure effective communication and timely sales calls with customers. Our field sales representatives complement our telesales and direct marketing efforts and enables us to better market, service and support the sale of our products and services. Our field sales representatives are employees of our company and are compensated with a combination of salaries and commissions.

•                  Telesales:   We support our field sales representatives and direct marketing efforts with telesales representatives in five call centers covering the United States. As of March 31, 2006, we had 95 telesales representatives. Telesales representatives work as partners with our field sales representatives, providing a dual coverage approach for individual customers. Telesales representatives process orders and generate new sales through frequent and direct contact with customers. Telesales representatives are responsible for assisting customers with ordering, purchasing decisions and general questions. Telesales representatives utilize our customized order entry system to process customer orders, access pricing, availability and promotional information about products, and research customer preferences and order history. Our five call centers are connected by our telecommunications system which enables them to operate as one virtual call center.

•                  Direct Marketing:   We market to existing and potential customers by distributing product catalogs and monthly magazines. We publish our comprehensive animal health products catalog every other year. This catalog contains over 8,000 SKUs, includes detailed descriptions and specifications of our products and is often used as a reference tool by our customers and sales force. We also promote our products and services in our monthly magazine, the Messenger, which our field sales representatives use as a tool to educate customers on product and vendor programs. Additional marketing tools that we utilize include specialty catalogs, customer loyalty programs, specific product and vendor programs, flyers, faxes, order stuffers and other promotional materials. For the twelve-months ended March 31, 2006, we distributed more than 400,000 pieces of direct marketing materials to over 18,700 existing and potential customers. We also participate in national and regional trade shows to extend our customer reach and enhance customer interaction.

•                  E-Business Platform:   We provide on-line ordering, valuable business information and value-added services to veterinarians via our primary Internet site, www.mwivet.com, and customized Internet sites that we maintain for two of our largest customers. Customers can use our Internet sites to order products, learn more about products and vendor programs, print forms needed for their veterinary practice, review their historical purchases and manage their inventory. For the six-months ended March 31, 2006 and for our fiscal years ended September 30, 2005, 2004 and 2003, approximately 23%, 21%, 18% and 18%, respectively, of our product sales were generated through orders placed over the Internet.

Product Sourcing

We currently distribute more than 10,000 products sourced from more than 400 vendors, including most major vendors of animal health products that sell through distributors. We believe that we are a leading distributor for many of these vendors.

We currently do not manufacture any of our products and are dependent on vendors for our supply of products. We believe that effective purchasing is a key factor in maintaining our position as a leading provider of animal health care products. We regularly assess our purchasing needs and our vendors’ product offerings and prices to obtain products at favorable prices. While we purchase products from many vendors and there is generally more than one vendor for most animal health product categories, our concentration of aggregate purchases with key vendors is significant. Our top three vendors, Fort

Dodge, Pfizer and Vedco, supplied products that accounted for approximately 47% of our revenues for the six-months ended March 31, 2006, approximately 45% of our revenues for our fiscal years ended September 30, 2005 and 2004, and approximately 43% for our fiscal year ended September 30, 2003. Our ten largest vendors accounted for approximately 72%, 73%, 72% and 73% of our revenues for the six-months ended March 31, 2006 and for our fiscal years ended September 30, 2005, 2004 and 2003, respectively.

There are two major types of transactions that can affect the flow of our products from our vendors, through us, to our customers. The method of selling products to veterinarians is dictated by our vendors. Traditional “buy/sell” transactions, which account for the vast majority of our business, involve the direct purchase of products by us from vendors, which we manage and store in our warehouses. A customer then places an order with us, and the order is then picked, packed, shipped and invoiced by us to our customer, followed by payment from our customer to us.

We also sell certain product lines to our customers under agency agreements with some of our vendors. Under this model, when we receive orders for products from the customer, we transmit the order to the vendor who then picks, packs and ships the products. In some cases our vendor invoices and collects payment from our customer, while in other cases we invoice and collect payment from our customer. We receive a commission payment for soliciting the order and for providing other customer service activities. Our operating expenses associated with agency sales transactions are lower than in traditional “buy/sell” transactions.

We have written agreements with approximately 30 of our vendors, including Fort Dodge and Pfizer. Our distribution agreement with Fort Dodge provides that we shall act as a distributor of Fort Dodge products in the United States on a non-exclusive basis. Fort Dodge may reduce the size of our territory upon 30 days written notice. We are required to actively promote and solicit sales of Fort Dodge products and to include their products in our regular sales promotions. In return, we are entitled to participate in Fort Dodge’s current distributor incentive program. Fort Dodge is required to indemnify us against any claims alleging that the Fort Dodge products are defective, except in certain limited situations. We are required to maintain sufficient inventory of each Fort Dodge product to meet our anticipated demand and to store the products in accordance with their respective label instructions. The distribution agreement had an original term that expired on March 31, 2005 but the agreement automatically renews for additional periods of one year. The agreement may be terminated by either party with or without cause upon 90 days prior written notice.

Our livestock products agreement with Pfizer provides that we shall supply selected customers in the cattle and swine fields with Pfizer products. In return, we are entitled to certain service fees and rebates. We are required to maintain sufficient inventory to meet our anticipated demand on a monthly basis and to store the Pfizer products in accordance with their respective label instructions. Pfizer also reserves the right to sell directly to our customers or any other party. The livestock products agreement has a one year term that expires on December 31, 2006.

Animal health product vendors typically implement sales promotions for products distributed to veterinarians that can affect the timing in which we recognize revenues. In addition, at the time we negotiate vendor agreements for the upcoming year, our vendors typically establish sales growth goals for us to meet in order to receive performance rebates. Since many of our vendor rebates are based on a calendar year, historically the quarter ended December 31 has been our most significant quarter for recognition of rebates.

Product returns from our customers and to our vendors occur in the ordinary course of business. We extend our customers the same return of goods policies as are extended to us by our vendors. We do not believe that our operations will be adversely impacted due to the return of products.

Information Systems

In 2004, we successfully completed a comprehensive upgrade of our enterprise information system, the central hub for all of our business processes. Our information systems enable the centralized management of key functions, including accounts receivable, inventory management, accounts payable, payroll, purchasing, sales and order fulfillment. These systems allow us to efficiently manage our growth, deliver superior customer service, effectively target customers, manage financial performance and monitor daily operational statistics.

Distribution

As of May 8, 2006, we distribute our products from eleven strategically located distribution centers throughout the United States. We opened our twelfth distribution center located in Orlando, Florida in June 2006. Once a customer’s order is entered into our customized order entry system, it is electronically transmitted to the distribution center that carries the product and is closest to the customer’s location. Following receipt of the order, a document is printed in the warehouse which reflects the bin location of the product to facilitate product fulfillment. The order is then packaged and shipped along with an itemized invoice. We maintain inventory levels in our warehouses appropriate to satisfy customer demand for prompt delivery and fulfillment of their product orders. Inventory levels are managed on a daily basis through our information systems. In order to meet the rapid delivery requirements of our customers, we offer next-day delivery service on most of the products we stock in our warehouses. We estimate that as of March 31, 2006, we shipped same day from our warehouses 97% to 98% of the dollar value of orders placed by our customers. We currently ship the majority of our orders through UPS, with the balance of our orders being shipped by our own delivery trucks, regional carriers and other national carriers.

Acquisitions

In November 2004, we acquired certain assets of Memorial Pet Care, Inc., a pet crematorium located in Meridian, Idaho. Memorial Pet Care presently operates in southwest Idaho and eastern Oregon and serves veterinary practices and their clients by providing cremation services.

In January 2005, we acquired substantially all of the assets of Vetpo, a regional animal health products distributor located in Holland, Michigan. This acquisition has enabled us to substantially expand our market presence and improve our distribution capabilities in Michigan, Illinois, Indiana, Ohio and Wisconsin.

On May 8, 2006, we acquired substantially all of the assets of Northland for approximately $4.0 million, consisting of $3.0 million in cash and 28,744 shares of unregistered restricted common stock. The acquisition agreement also calls for an upward adjustment to be paid in cash if Northland’s working capital exceeds a pre-determined level. Northland presently operates in Clear Lake, Wisconsin and is a distributor of animal health products to approximately 500 veterinary practices and producers across the Midwestern United States.

Competition

The distribution and manufacture of animal health products is highly competitive. We compete with numerous vendors and distributors based on customer relationships, service and delivery, product selection, price and e-business capabilities. Most of our products are available from several sources, including other distributors and vendors, and our customers tend to have relationships with several distributors. In addition, our competitors could obtain exclusive rights to distribute certain products, eliminating our ability to distribute those products. Consolidation in the veterinary distribution business could result in existing competitors increasing their market share, which could give them greater pricing power, decrease our revenues and profitability, and increase the competition for customers. Our primary competitors, excluding vendors, include the following:

•                  Butler Animal Health Supply;

•     Henry Schein, Inc.;

•                  Lextron Animal Health, Inc.;

•                  Professional Veterinary Products, Ltd.;

•                  Vet Pharm, Inc.;

•                  Walco International, Inc.;

•                  Webster Veterinary Supply, a division of Patterson Companies, Inc.; and

•                  other national, regional, local and specialty distributors.

The role of the animal health product distributor has changed dramatically during the last decade. Successful distributors are increasingly providing value-added services in addition to the products they traditionally provided. We believe that to remain competitive we must continue to add value to the distribution channel, while removing unnecessary costs associated with product movement.

Distribution of animal health products is characterized by either “ethical” or “over-the counter,” commonly referred to as OTC, channels of product movement. Ethical distribution is defined as those sales of goods to licensed veterinarians for use in their professional practice. Many of these products are prescription and must be sold or prescribed by a licensed professional. OTC distribution is the movement of goods to the animal owner and the end-user. Many of these products also are purchased by the licensed veterinarian for professional use or for resale to their client. There are numerous ethical and OTC distribution companies operating throughout the United States and competition in the veterinary distribution industry is intense.

Trademarks

We have registered with the United States Patent and Trademark Office the marks “MWI,” “MWI Design” and “MWIVET.com,” and we have filed applications to register the marks “VETONE” and “VETRIMEC.” We believe that the MWI mark is well recognized in the animal health products industry and by veterinarians and is therefore a valuable asset of ours.

Employees

As of March 31, 2006, we had 627 employees across the United States. We have not experienced a shortage of qualified personnel in the past, and believe that we will be able to attract such employees in the future. None of our employees is a party to a collective bargaining agreement, and we consider our relations with our employees to be good.

Website

Our website address is www.mwivet.com. The information on our website is not incorporated as a part of this prospectus.

Governmental Regulation

Our vendors of pharmaceuticals, vaccines, parasiticides and certain controlled substances are typically regulated by federal agencies, such as the FDA, the USDA, the EPA and the DEA, as well as most similar state agencies. Therefore, we are subject, either directly or indirectly, to regulation by the same agencies. Most states and the DEA require us to be registered or otherwise keep a current permit or license to handle controlled substances. Manufacturers of vaccines are required by the USDA to comply with various storage and shipping criteria and requirements for vaccines. To the extent we distribute such products, we must comply with the same requirements, including, without limitation, the storage and shipping requirements for vaccines.

Most state boards of pharmacy require us to be licensed in their respective states for the sale of pharmaceutical products and medical devices within their jurisdictions. As a distributor of prescription pharmaceutical products, we are subject to the Prescription Drug Marketing Act (“PDMA”). The PDMA provides governance and authority to the states to provide minimum standards, terms and conditions for the licensing by state licensing authorities of persons who “engage” in wholesale distribution (as defined by each state regulatory agency) in interstate commerce of prescription drugs. With this authority, states require site-specific registrations for the parties that engage in the selling and/or physical distribution of pharmaceutical products into their state in the form of out-of-state registrations. Selling and/or distribution without the appropriate registrations may be subject to fines, penalties, misdemeanor or felony convictions, and/or seizure of the products involved. We have a Manager of Regulatory Compliance and have engaged an outside consultant to assist us in meeting and complying with the various state licensure requirements to which we are subject.

Our pet cremation business is subject to state and local zoning laws, and we are required to maintain permits for the construction and operation of an animal incineration device. We are also required to have an air pollution permit in connection with the operation of our pet cremation business.

Some states (as well as certain cities and counties) require us to collect sales taxes/use taxes on certain types of animal products. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. In addition, we are subject to additional regulations regarding our hiring practices because several federal, state and local governmental agencies are our customers.

Environmental Considerations

We do not currently manufacture or alter in any way the composition of products that we distribute. All products are distributed in compliance with the relevant rules and regulations as approved by various state and federal agencies.

Legal Proceedings

We are not currently a party to any material pending legal proceedings and are not aware of any claims that could have a materially adverse effect on our financial position, results of operations, or cash flows.

Properties

The table below provides a summary of our principal facilities as of May 8, 2006:

Location	Total Square Feet(1)	Leased or Owned	Principal Function
Meridian, Idaho	34,000	Leased	Headquarters and call center
Atlanta, Georgia	25,000	Leased	Distribution center
Clear Lake, Wisconsin	25,000	Leased	Distribution center
Denver, Colorado	59,000	Leased	Distribution center and call center
Fife, Washington	30,000	Leased	Distribution center
Glendale, Arizona	16,000	Leased	Distribution center
Grand Prairie, Texas	35,000	Leased	Distribution center, call center and pharmacy
Harrisburg, Pennsylvania	25,000	Leased	Distribution center and pharmacy
Holland, Michigan	25,000	Leased	Distribution center and call center
Nampa, Idaho	30,000	Leased	Distribution center and pharmacy
Orlando, Florida(2)	30,000	Leased	Distribution center
San Antonio, Texas	19,000	Leased	Distribution center and call center
Visalia, California	52,000	Leased	Distribution center

(1)             Rounded to the nearest thousand square feet.

(2)             Opened in June 2006.

History

Our business commenced operations as part of a veterinary practice in 1976 and was incorporated as MWI Drug Supply, Inc., an Idaho corporation, in 1980. MWI Drug Supply, Inc. was acquired by Agri Beef Co. in 1981. MWI Veterinary Supply Co. was incorporated as an independent subsidiary of Agri Beef Co. in September 1994. Effective June 18, 2002, MWI Holdings, Inc. was formed by Bruckmann, Rosser, Sherrill & Co. II, L.P. (“BRS”) for the sole purpose of acquiring all of the outstanding stock of MWI Veterinary Supply Co. from Agri Beef Co. As a result of this transaction, MWI Veterinary Supply Co. became a wholly-owned subsidiary of MWI Holdings, Inc. On April 21, 2005 we changed our name from MWI Holdings, Inc. to MWI Veterinary Supply, Inc.

MANAGEMENT

Directors and Executives

The following table sets forth the names, ages and titles, as well as a brief account of the business experience, of each person who is a director or executive of MWI:

Name	Age	Title
James F. Cleary, Jr.	43	Board Director, President and Chief Executive Officer
Mary Patricia B. Thompson	43	Vice President, Secretary and Chief Financial Officer
James S. Hay	63	Chief Information Officer
James W. Culpepper	52	Director of Inventory Management
Jeffrey J. Danielson	46	Director of Sales
Bryan P. Mooney	38	Director of Operations
James M. Ross	57	Director of Banfield Accounts and Director of Business Development
John R. Ryan	37	Director of Marketing & Analysis
Keith E. Alessi	51	Board Director
Bruce C. Bruckmann	52	Board Director
John F. McNamara	71	Board Director, Chairman
A. Craig Olson	55	Board Director
Robert N. Rebholtz, Jr.	42	Board Director

James F. Cleary, Jr. has served as President since March 2000 and Chief Executive Officer since June 2002. Mr. Cleary has also been a member of the board of directors since June 2002. He joined MWI in January 1998 as Director of National Accounts and was promoted to Vice President of Demand Generation in 1999. Mr. Cleary was Vice President of Agri Beef Co., MWI’s former parent, from 1996 to 1998. From 1990 to 1996, Mr. Cleary was employed in management positions with Morrison Knudsen Corporation and its affiliate MK Rail Corporation. Mr. Cleary graduated from Dartmouth College in 1985 with a Bachelor of Arts in Economics and received his Masters of Business Administration from Harvard Business School in 1990. Mr. Cleary is also a member of the board of directors of Agri Beef Co. and Seroyal Holdings, L.P., and a manager of Feeders’ Advantage, L.L.C. Mr. Cleary is the brother-in-law of Mr. Robert Rebholtz, one of our board directors.

Mary Patricia B. Thompson has served as Vice President, Secretary and Chief Financial Officer since June 2002. Ms. Thompson joined Agri Beef Co. in 1989 as the Feedlot and Commodity Division Controller. In September 1991, Ms. Thompson was promoted to Controller of MWI Veterinary Supply Co., then a wholly owned subsidiary of Agri Beef Co. Prior to joining Agri Beef Co., Ms. Thompson worked for Arthur Andersen LLP from 1985 to 1989, where she provided auditing and accounting services. Ms. Thompson graduated from the University of Idaho in 1985, summa cum laude, with a Bachelor of Science in Accounting. Ms. Thompson is a licensed Certified Public Accountant. Ms. Thompson is also a member of the board of directors of the American Veterinary Distributors Association.

James S. Hay has served as Chief Information Officer since September 2002. Mr. Hay joined Agri Beef Co. in 1996 as Vice President of Information Systems. Prior to joining Agri Beef Co., Mr. Hay served as Director of Management Information Systems at Natural Wonders Inc. from 1991 to 1995; Director of Management Information Systems at the Oakland Tribune from 1989 to 1991; Vice President and Chief Information Officer of Liquor Barn, Inc. from 1987 to 1989; Director of Information Services at Genstar Corporation from 1974 to 1987; management consultant at Price Waterhouse from 1968 to 1974; and as a systems engineer at IBM Corporation from 1965 to 1968. Mr. Hay graduated from the University of Manitoba in 1965 with a Bachelor of Science in Mathematics and Physics.

James W. Culpepper has served as Director of Inventory Management since 1998. Mr. Culpepper joined MWI in 1997 as General Merchandise Manager. Prior to joining MWI, Mr. Culpepper worked for Payless Drug Stores for 20 years. During that period, Mr. Culpepper held various positions, including pharmacist, merchandiser and buyer of pharmaceutical supplies, and Inventory Control Manager. Mr. Culpepper graduated from Oregon State University’s School of Pharmacy in 1977.

Jeffrey J. Danielson has served as Director of Sales since 2001. Mr. Danielson joined MWI Veterinary Supply Co. in 1985 as an Outside Sales Representative, serving the state of Washington. From 1989 to 1991, Mr. Danielson served as Assistant Sales Manager and from 1991 to 2001 served as National Sales Manager. Mr. Danielson graduated from Colorado State University in 1983 with a Bachelor of Science in Agricultural Business.

Bryan P. Mooney has served as Director of Operations since May 2005. Mr. Mooney joined MWI in January 1994 as the Operations Manager of our Denver, Colorado distribution operation and served in that capacity until May 1998. From May 1998 until February 2005, Mr. Mooney served as Manager of Transportation and Logistics and from January 2005 until May 2005 as the Western Regional Operations Manager. Mr. Mooney graduated from the University of Wyoming in 1991 with a Bachelor of Science in Agricultural Business.

James M. Ross has served as Director of Banfield Accounts since April 2001 and as Director of Business Development since 2003. Prior to joining MWI, Mr. Ross worked for 32 years in the human medical supply distribution industry, where Mr. Ross served as an operations manager for Intermountain Surgical Supply of Boise, Idaho from 1970 to 1972 and as Account Manager from 1972 to 1976; as Branch Manager and General Manager of Intermedco, Inc.’s Oklahoma operations from 1976 to 1985; as Vice President, West Region Manager of Durr-Fillauer Medical of Montgomery, Alabama from 1985 to 1996; and as Vice President of Operations for Bergen Brunswig Medical Corporation, a Division of Bergen Brunswig Corporation in Orange, California from 1996 to 1998. In 1999, Mr. Ross became Executive Vice President of Sales and Distribution and in December 1999 assumed the additional position of Chief Operating Officer of Bergen Brunswig Medical Corporation and served in those positions until September 2000. From January 2001 until April 2001, Mr. Ross served as Vice President, General Manager of Columbia Diagnostics, a division of Fisher Scientific. Mr. Ross graduated from Boise State University in 1972 with a Bachelor of Science in Business Administration.

John R. Ryan has served as Director of Marketing & Analysis since 2000. Mr. Ryan joined MWI in June 1995 as an Outside Sales Representative and served in such capacity until June 2000. Prior to joining MWI, Mr. Ryan worked for the Virbac Corporation (a companion animal pharmaceutical company) as a Territory Manager from 1993 to 1995. Mr. Ryan graduated from the University of California, Davis in 1993, with a Bachelor of Science in Animal Physiology.

Keith E. Alessi has been a member of the board of directors since 2003. Mr. Alessi has been the Chairman and Chief Executive Officer of Lifestyle Improvement Centers, LLC, a franchiser and operator of behavioral modification centers in the United States and Canada, since February 2003. Mr. Alessi has been an Adjunct Professor of Law at The Washington and Lee University School of Law since 1999 and an Adjunct Lecturer at The University of Michigan Graduate School of Business since 2001. Mr. Alessi is also a director and chairman of the audit committees for Town Sports International, Inc., an operator of health clubs in New York, Philadelphia, Boston, Washington and Zurich, H&E Equipment Services Inc., a servicer and renter of equipment used in the construction trades, and Nanocerox, Inc., a nanotechnology company. Mr. Alessi was previously Chief Executive Officer of Telespectrum Worldwide, Inc. from April 1998 to February 2000 and Jackson Hewitt, Inc from May 1996 to April 1998. Mr. Alessi is a Certified Public Accountant.

Bruce C. Bruckmann has been a member of the board of directors since June 2002. Mr. Bruckmann is a founder and has been a Managing Director of Bruckmann, Rosser, Sherrill & Co. L.L.C., a venture capital firm, since its formation in 1995. He served as an officer of Citicorp Venture Capital, Ltd. from 1983 through 1994. Prior to joining Citicorp Venture Capital, Ltd., Mr. Bruckmann was an associate at the New York law firm of Patterson, Belknap, Webb & Tyler. He received his Bachelor of Arts from Harvard College and his Juris Doctor from Harvard Law School. Mr. Bruckmann is also currently a director of Mohawk Industries, Inc., Town Sports International, Inc., and H&E Equipment Services L.L.C. Mr. Bruckmann is also a director of several private companies.

John F. McNamara has been a member of the board of directors since June 2002 and our Chairman since December 2005. Mr. McNamara is the Founder and retired Chairman and Chief Executive Officer of AmeriSource Corporation, now a part of AmerisourceBergen Corporation. Mr. McNamara retired in May 2000. Prior to his work with AmeriSource Corporation, Mr. McNamara worked for McKesson Corporation for 20 years. He has served on numerous boards in an advisory capacity for both private and public companies. Mr. McNamara has also served as a Chairman of the International Federation of Pharmaceutical Wholesalers and Chairman of the National Wholesale Drug Association.

A. Craig Olson has been a member of the board of directors since April 2006. Mr. Olson is a Principal of The CAPROCK Group, Inc., an independent investment advisor. Prior to his work with The CAPROCK Group, Inc., Mr. Olson served as Executive Director and President and Member of the Board of the J.A. and Kathryn Albertson Foundation from 2002 to 2005. Mr. Olson also worked 28 years from 1974 to 2001 with Albertson’s, Inc., one of the largest retail food and drug chains in the United States, where he served in various executive and management positions including Executive Vice President and Chief Financial Officer from 1999 to 2001, Senior Vice President, Finance and Chief Financial Officer from 1991 to 1999, and Group Vice President, Finance from 1986 to 1991. Mr. Olson graduated from the University of Idaho in 1974 with a Bachelors of Science in Accounting and attended Stanford University, Graduate School of Business, Financial Management Program in 1988. Mr. Olson is a Certified Public Accountant.

Robert N. Rebholtz, Jr. has been a member of the board of directors since June 2002. Mr. Rebholtz has been the President and Chief Executive Officer of Agri Beef Co. in Boise, Idaho since 1997. Mr. Rebholtz is also a director of Agri Beef Co. and the Bishop Kelly High School Board of Governance and a manager of Feeders’ Advantage L.L.C. In addition, Mr. Rebholtz is a member of the National Cattlemen Beef Association and Idaho, Nevada, Washington and Kansas livestock state associations. Mr. Rebholtz graduated from the University of Santa Clara with a Bachelor of Arts in Finance in 1986 and received his Masters of Business Administration in 1992 from Harvard Business School. Mr. Rebholtz is the brother-in-law of Mr. Cleary, MWI’s President and Chief Executive Officer.

Committees of Our Board of Directors

Our board of directors direct the management of our business, property and affairs, as provided by Delaware law and conducts its business through meetings of the full board of directors and three standing committees: an audit committee, a compensation committee and a corporate governance and nominating committee. The composition, duties and responsibilities of these committees are set forth below. Committee members will hold office for a term of one year. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The audit committee consists of Messrs. Alessi, Olson and McNamara. The board of directors has determined that Messrs. Alessi and Olson qualify as “audit committee financial experts” and

Messrs. Alessi, Olson and McNamara are independent as defined in the applicable SEC and Nasdaq rules and regulations. The composition of the audit committee satisfies the independence requirements of the Nasdaq National Market.

The Audit Committee is responsible for, among other things:

•                  directly appointing, retaining, evaluating, compensating and terminating our independent registered public accounting firm;

•                  discussing with our independent registered public accounting firm their independence from management;

•                  reviewing with our independent registered public accounting firm the scope and results of their audit;

•                  pre-approving all audit and permissible non-audit services to be performed by the independent registered public accounting firm;

•                  overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; and

•                  reviewing and monitoring our accounting principles, policies and financial and accounting controls.

Compensation Committee

The compensation committee consists of Messrs. Alessi and McNamara. The composition of the compensation committee satisfies the independence requirements of the Nasdaq National Market.

The Compensation Committee is responsible for, among other things:

•                  reviewing and recommending director compensation policies to the board of directors;

•                  making recommendations, at least annually, to the board of directors regarding our policies relating to the amounts and terms of all compensation of our executives; and

•                  administering and discharging the authority of the board of directors with respect to our 2002 Stock Option Plan and our 2005 Stock-Based Incentive Compensation Plan.

Corporate Governance and Nominating Committee

The corporate governance and nominating committee consists of Messrs. Alessi and McNamara. The composition of the corporate governance and nominating committee satisfies the independence requirements of the Nasdaq National Market.

The Corporate Governance and Nominating Committee is responsible for, among other things:

•                  selecting potential candidates to be nominated for election to the board of directors;

•                  recommending potential candidates for election to the board of directors;

•                  reviewing corporate governance matters; and

•                  making recommendations to the board of directors concerning the structure and membership of other board committees.

Director Compensation

All non-employee directors receive an annual retainer of $20,000 payable in quarterly installments. Non-employee directors who serve as committee chairs received $2,000 annually payable in quarterly installments. Non-employee directors also receive $2,000 per board meeting attended and $1,000 per board conference call attended. Each non-employee director who serves on a committee receives $1,000 per committee meeting attended and $500 per committee call attended. All directors are reimbursed for out-of-pocket expenses. On April 1, 2006, we granted to Mr. Olson 1,000 shares of restricted stock, which vests annually over three years.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is comprised of Messrs. Alessi and McNamara. All decisions regarding our executive compensation have been made by the compensation committee since we became a public company in August 2005. Our board of directors was responsible for all decisions regarding executive compensation prior to the creation of our compensation committee. None of our executives serve as a member of the board of directors or compensation committee of an entity that has an executive officer serving as a member of our board of directors, other than Mr. Cleary, our President and Chief Executive Officer, who is a director of Agri Beef Co. Mr. Rebholtz, one of our board directors, is the President and Chief Executive Officer of Agri Beef Co.

Executive Compensation

The following tables summarize, for the periods indicated, the principal components of compensation for our Chief Executive Officer and the four highest compensated executives for our fiscal years ended September 30, 2005, 2004 and 2003. We refer to these persons as our named executive officers.

Summary Compensation Table

		Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	All Other Compensation(2)
James F. Cleary, Jr.	2005	$169,158	$84,666	$7,000	$12,543
President and Chief	2004	164,231	82,400	7,000	11,750
Executive Officer	2003	152,135	90,000	7,000	11,166
Jeffrey J. Danielson	2005	125,485	54,814	6,500	10,788
Director of Sales	2004	121,554	52,960	6,500	9,104
	2003	108,408	57,845	6,500	8,870
James S. Hay	2005	119,818	59,976	—	10,759
Chief Information Officer	2004	116,057	58,229	—	10,680
	2003	105,813	63,600	—	9,025
James M. Ross	2005	118,756	59,445	—	10,664
Director of Business	2004	115,028	57,713	—	10,586
Development	2003	105,060	63,036	—	8,317
Mary Patricia B. Thompson	2005	112,189	56,178	—	10,063
Vice President, Chief	2004	107,621	54,017	—	9,896
Financial Officer and	2003	97,293	58,376	—	76,861
Secretary

(1)                                        Represents amounts paid as automobile allowance.

(2)                                        “All Other Compensation” consists of:

•      matching contributions to our 401(k) plan for each named executive officer;

•      contributions to our defined contribution profit sharing plan for each named executive officer;

•      insurance premiums paid by us on behalf of each named executive officer; and

•      for 2003, in the case of Ms. Thompson, amounts received based on appreciation in the value of the stock of Agri Beef Co.

The following table shows the amount of each category of “All Other Compensation” received by each named executive officer in 2005:

Name	401(k) Matching Contribution	Profit Sharing Plan Contribution	Insurance Premiums
James F. Cleary, Jr.	$6,218	$6,300	$25
Jeffrey J. Danielson	5,354	5,409	25
James S. Hay	5,340	5,394	25
James M. Ross	5,293	5,346	25
Mary Patricia B. Thompson	4,987	5,051	25

Option Grants in Last Fiscal Year

We did not grant any stock options to our named executive officers during 2005.

Aggregated Option Exercises During 2005 and Year-End Option Values

The following table sets forth certain information concerning the number and value of unexercised options held by each of our named executive officers, as of September 30, 2005. No options were exercised by the named executive officers during 2005. The value of in-the-money stock options represents the positive spread between the exercise price of stock options and the fair market value of the options, based upon the stock’s closing price of $19.95 as of September 30, 2005, minus the exercise price per share.

	Number of Securities Underlying Unexercised Options at September 30, 2005		Value of Unexercised In-the Money Options at September 30, 2005
Named Executive Officer	Exercisable	Unexercisable	Exercisable	Unexercisable
James F. Cleary, Jr.	36,264	24,175	$716,874	$477,896
Jeffrey J. Danielson	36,264	24,175	716,874	477,896
James S. Hay	36,264	24,175	716,874	477,896
James M. Ross	36,264	24,175	716,874	477,896
Mary Patricia B. Thompson	36,264	24,175	716,874	477,896

Executive Stock Agreements

Each of our named executive officers is party to an executive stock agreement. The executive stock agreements provide that if the executive’s employment is terminated for any reason other than for cause or pursuant to a voluntary termination that does not occur within 90 days of a good reason event (defined to include relocation of our executive offices by more than 75 miles or a material reduction in the executive’s responsibilities or compensation), we are required to continue to pay the executive’s base salary for a period of twelve months after termination. The executive stock agreements also provide that the executive will not compete against us during the term of the executive’s employment and for one year thereafter (two years in the case of Mr. Cleary). We are not required to make any severance payment if we provide the executive with written notice within 15 days of their termination that we have elected to waive the covenant not to compete against us.

The executive stock agreements also include the grant of four separate nonqualified stock options to purchase 12,088 shares of our common stock and one separate nonqualified stock option to purchase 12,087 shares of our common stock. The first of these options was eligible to begin vesting on September 30, 2002 if certain EBITDA and return on net assets targets set forth in the executive stock agreements were achieved by that date. Another option was or is eligible to begin vesting on each of September 30, 2003, 2004, 2005 and 2006, respectively, based on the achievement of certain EBITDA and return on net assets targets set forth in the executive stock agreements. The EBITDA and return on net assets targets for each of September 30, 2002, 2003, 2004 and 2005 have been achieved. The options eligible to begin vesting on September 30, 2002, 2003 and 2004, respectively, vest at the rate of 20% per year beginning on September 20, 2003, 2004 and 2005, respectively. The options eligible to begin vesting on September 30, 2005 and 2006, respectively, vest at the rate of 25% and 33.33% per year, respectively, beginning on September 30, 2006 and 2007, respectively. The vesting for the stock options that began to vest on September 30, 2002, 2003 and 2004 was accelerated and became fully vested at the completion of our initial public offering in August 2005.

Employee Benefit Plans

Defined Contribution Plan

Through March 31, 2004, we, along with Feeders’ Advantage and Agri Beef Co., participated in a multiple-employer defined contribution profit sharing plan with a 401(k) arrangement covering all of our employees. On April 1, 2004 we, along with Feeders’ Advantage, established a new multiple-employer defined contribution profit sharing plan with a 401(k) arrangement and the account balances for all eligible employees were transferred to this plan.

To become eligible for the 401(k) portion of the plan, the employee must complete three-months of service and attain the age of twenty-one. To become eligible for the profit sharing portion of the plan an employee must complete two years of service and attain the age of twenty-one. Participation is automatic.

The 401(k) portion of the plan allows for employer matching contributions. We are required to match 50.0% of the employee’s contribution up to 6.0% of the employee’s salary. Our combined matching contributions for the 401(k) portion of the plan were $548,854, $444,392 and $431,371 for our fiscal years ended September 30, 2005, 2004 and 2003, respectively. An employee’s contributions are fully vested immediately while our contributions vest over a five-year period.

Contributions to the profit sharing portion of the plan are discretionary, ranging from 0.0 to 3.0%, and are approved by our board of directors. Total combined contributions for our fiscal years ended September 30, 2005, 2004 and 2003 were $597,911, $447,842 and $423,381, respectively. The contributions made by us are fully vested immediately.

2002 Stock Option Plan

Our board of directors has ratified the adoption of our 2002 Stock Option Plan effective as of June 18, 2002 to provide our directors, executives and other key employees with additional incentives by allowing them to acquire an ownership interest in our business and, as a result, encouraging them to contribute to our success. The number of shares issued under the plan may not exceed 543,955, after giving effect to a 5.5 for 1 common stock split in the form of a stock dividend that was completed on July 28, 2005. The options granted under the plan are nonqualified stock options that have an exercise price per share equal to the price set at the time of grant by our board of directors or by a committee of the board designated to administer the plan. The term of each option is also determined by our board of directors or by a designated committee of the board but the term of any option may not exceed ten years from the date of grant.

2005 Stock-Based Award and Incentive Compensation Plan

We have adopted our 2005 Stock-Based Award and Incentive Compensation Plan (the “2005 Plan”). Under the 2005 Plan, we may offer restricted shares of our common stock and grant options to purchase shares of our common stock to selected employees. The purpose of the 2005 Plan is to promote our long-term financial success by attracting, retaining and rewarding eligible participants. The number of shares issued under the 2005 Plan may not exceed 1,200,000 shares. We intend to amend the 2005 Plan to permit non-employee directors to participate in the 2005 Plan, with any grants made to non-employee directors being subject to ratification by our stockholders of the amendment to the 2005 Plan.

The 2005 Plan is administered by the compensation committee or, if there shall not be any committee serving, our board of directors. The compensation committee has discretionary authority to determine which employees will be eligible to participate in the 2005 Plan and will consider participants recommended by our President and Chief Executive Officer. The compensation committee will establish the terms and conditions of the restricted stock and options awarded under the 2005 Plan. However, in no event may the exercise price of any options granted under the 2005 Plan be less than the fair market value of the underlying shares on the date of grant.

The 2005 Plan permits us to grant both incentive stock options and non-qualified stock options. The compensation committee will determine the number and type of options granted to each participant, the exercise price of each option, the duration of the options (not to exceed ten years), vesting provisions and all other terms and conditions of such options in individual option agreements. However, the compensation committee will not be permitted to exercise its discretion in any way that will disqualify the 2005 Plan under Section 422 of the Code. The 2005 Plan provides that upon termination of employment with us, unless determined otherwise by the compensation committee at the time options are granted, the exercise period for vested options will generally be limited, provided that vested options will be canceled immediately upon a termination for cause. The 2005 Plan provides for the cancellation of all unvested options upon termination of employment with us, unless determined otherwise by the compensation committee at the time options are granted.

The 2005 Plan also permits us to offer participants restricted stock. The compensation committee will determine the number of shares of restricted stock offered to each participant, the purchase price of the shares of restricted stock, if any, the period the restricted stock is unvested and subject to forfeiture and all other terms and conditions applicable to such restricted stock in individual restricted stock subscription agreements. The 2005 Plan provides that restricted stock may be forfeited upon a participant’s termination of employment, unless determined otherwise by the compensation committee at the time of purchase.

The 2005 Plan provides that upon a change in control, the compensation committee may, at its discretion:

•                  fully vest any options or restricted stock awarded under the 2005 Plan;

•                  cancel any outstanding options in exchange for a payment in cash of an amount equal to the excess of the change in control price over the exercise price of the option;

•                  after giving the holder an opportunity to exercise any outstanding options, cancel or terminate any unexercised options; or

•                  provide that any such options or restricted stock will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and in accordance with the terms and conditions of the 2005 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Formation

We were formed on May 31, 2002 by BRS for the purpose of acquiring all of the outstanding stock of MWI Veterinary Supply Co. Prior to that time, MWI Veterinary Supply Co. was a wholly-owned subsidiary of Agri Beef Co., and BRS was not a stockholder of and was not otherwise affiliated with either MWI Veterinary Supply Co. or Agri Beef Co. In order to finance our purchase of MWI Veterinary Supply Co. from Agri Beef Co., in June 2002, BRS and two co-investors purchased an aggregate of 3,982,000 shares of our common stock and 18,852.23 shares of our Series A preferred stock for an aggregate of $19.6 million. In addition, pursuant to executive stock agreements with members of management, we issued an aggregate of 522,500 shares of our common stock (including 358,534 shares to our named executive officers) and an aggregate of 480 shares of our Series A preferred stock (including 329.37 shares to our named executive officers) for $500,000 in cash and $75,000 in promissory notes. All of the promissory notes were repaid in December 2002. For a description of the executive stock agreements, see “Management — Executive Stock Agreements.”

In connection with the transactions described above, MWI Veterinary Supply Co. redeemed 517,931 shares of its common stock held by Agri Beef Co. for $21.0 million and we purchased the remaining 482,069 shares of MWI Veterinary Supply Co. common stock outstanding from Agri Beef Co. for $19.6 million, 995,500 shares of our common stock and 7,167.77 shares of our Series A preferred stock. Mr. Cleary became our President and Chief Executive Officer, having previously served as President of MWI Veterinary Supply Co. Mr. Rebholtz, who has served on our board of directors since June 2002 as the designee of Agri Beef Co., currently controls over 92% of the voting stock of Agri Beef Co. In addition, Teresa Cleary, the wife of Mr. Cleary, our President and Chief Executive Officer, and Mr. Rebholtz, together with Dorothy Rebholtz, the mother of Mrs. Cleary and Mr. Rebholtz,Mr. Rebholtz and Teresa Cleary, the wife of Mr. Cleary, our President and Chief Executive Officer, and various trusts for the benefit of Mrs. Cleary, Mr. Rebholtz and the children of Mrs. Cleary and Mr. Rebholtz, currently control in the aggregate over 94% of the outstanding stock of Agri Beef Co.

Management Agreement

On June 18, 2002, we entered into a management and consulting services agreement (the “agreement”) with Bruckmann, Rosser, Sherrill & Co. LLC, or BRS LLC, the general partner of BRS, which at the time was our majority stockholder, and Agri Beef Co. (“Agri Beef”), a major stockholder. The agreement stated that BRS LLC would provide certain management, consulting and financial planning services to our board of directors and management. Under the terms of the agreement, BRS LLC received an annual fee equal to the greater of $250,000 or two and one-half percent of our EBITDA, as defined in the agreement, each fiscal year. The agreement also stipulated that Agri Beef was entitled to receive approximately 20% of the fee owed to BRS LLC and the amount payable to BRS LLC was reduced by the amount paid to Agri Beef. BRS LLC received $364,856, $309,010 and $200,000 for services performed under the agreement for the fiscal years ended September 30, 2005, 2004 and 2003, respectively. Agri Beef received $91,214, $77,252 and $50,000 for services performed under the agreement for the fiscal years ended September 30, 2005, 2004 and 2003, respectively. In August 2005, we, BRS LLC and Agri Beef terminated the agreement in exchange for a termination fee of $1,600,000 to BRS LLC and $400,000 to Agri Beef. Mr. Bruckmann, a member of our board of directors, is an officer of BRS LLC. Mr. Cleary, our President and Chief Executive Officer, and Mr. Rebholtz, a member of our board of, are each members of the board of directors of Agri Beef. Mr. Rebholtz is also the President and Chief Executive Officer of Agri Beef.

Transition Services Agreement

On June 18, 2002, we entered into a transition services agreement with Agri Beef pursuant to which Agri Beef was to provide specified services to us. For our fiscal years ended September 30, 2005, 2004 and 2003, we paid Agri Beef $0, $0 and $76,158, respectively, for data processing expenses. Mr. Cleary, our President and Chief Executive Officer, and Mr. Rebholtz, one of our directors, are each members of the board of directors of Agri Beef Mr. Rebholtz is also the President and Chief Executive Officer of Agri Beef.

Feeders’ Advantage, L.L.C.

MWI Veterinary Supply Co., our subsidiary, and Agri Beef, hold 50.0% and 4.2%, respectively, of the membership interests in Feeders’ Advantage. We charged Feeders’ Advantage for certain operating and administrative services of $428,227, $420,793 and $390,126 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively. Sales of products to Feeders’ Advantage were $28.5 million, $22.0 million and $23.0 million for the fiscal years ended September 30, 2005, 2004 and 2003, respectively. Mr. Cleary, our President and Chief Executive Officer, and Mr. Rebholtz, one of our directors, are each members of the board of managers of Feeders’ Advantage.

We also provide Feeders’ Advantage with a line-of-credit to finance its day-to-day operations. This line-of-credit bears interest at the prime rate. The interest due on the line-of-credit is calculated and charged to Feeders’ Advantage on the last day of each month. Conversely, to the extent we have a payable balance due to Feeders’ Advantage, the payable balance accrues interest in favor of Feeders’ Advantage at the average federal funds rates in effect for that month.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2006, and as adjusted to reflect the sale of common stock being offered hereby, by:

•     each person, or group of affiliated persons, who is known by us to own more than 5% of our common stock;

•     each of our directors and executives;

•     all our directors and executives as a group; and

•     each selling stockholder offering shares of our common stock in this offering.

The information provided in the table is based on our records, information filed with the Securities and Exchange Commission (“SEC”) and information provided to us.

Beneficial ownership is determined in accordance with the rules of the SEC. Shares of our common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2006, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Percentage of beneficial ownership is based upon 10,626,231 shares of our common stock outstanding as of June 30, 2006 and 869,565 shares of our common stock outstanding after this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o MWI Veterinary Supply, Inc., 651 S. Stratford Drive, Suite 100, Meridian, Idaho 83642.

	Shares Beneficially Owned Prior to Offering				Shares Beneficially Owned After Offering
		Number of		Shares
5% Beneficial Owners, Directors, Named Officers	Number	Underlying Options	Percent	Being Offered	Number	Percent
Bruckmann, Rosser, Sherrill & Co. II, L.P.(1) c/o BRS,L.L.C. 126 East 56th Street New York, New York 10022	3,975,620	—	37.4%	1,739,130	2,236,490	14.5%
Agri Beef Co. 1555 Shoreline Drive, Third Floor Boise, Idaho 83702	1,000,000	—	9.4	260,870	739,130	5.9
Massachusetts Financial Services Company 500 Boylston Street Boston,(2) MA 02116-3741	1,003,750	—	9.4	—	1,003,750	8.0
Bruce C. Bruckmann(3)(4)	4,003,477	—	37.7	—	2,264,347	19.6
Robert N. Rebholtz, Jr.(5)	1,003,750	—	9.4	—	742,880	6.5
James F. Cleary, Jr.	197,131	36,264	1.8	—	197,131	1.7
John F. McNamara	45,222	—	*	—	45,222	*
Keith E. Alessi	39,178	—	*	9,000	30,178	*
A. Craig Olson	1,000	—	*	—	1,000	*
Mary Patricia B. Thompson(6)	116,218	36,264	1.1	25,265	90,953	*
James M. Ross	111,371	36,264	1.0	24,211	87,160	*
James W. Culpepper	83,199	36,264	*	18,087	65,122	*
Jeffrey J. Danielson	71,820	36,264	*	15,613	56,207	*
John R. Ryan	71,820	36,264	*	12,490	59,330	*
James S. Hay	60,479	36,264	*	13,148	47,331	*
Bryan P. Mooney	15,750	12,000	*	—	15,750	*
All directors and executives as a group (13 persons)	5,820,415	265,848	54.8%	117,814	3,702,601	30.0%

footnotes on following page

*              Represents beneficial ownership of less than one percent.

(1)             Bruckmann, Rosser, Sherrill & Co. LLC, or BRS LLC, is the general partner of Bruckmann, Rosser, Sherrill & Co. II, L.P., or BRS, and by virtue of such status may be deemed to be the beneficial owner of the shares held by BRS. Mr. Bruckmann is a member and manager of BRS LLC, and does not individually have the power to direct or veto the voting or disposition of shares held by BRS. BRS LLC expressly disclaims beneficial ownership of the shares held by BRS.

(2)             Based on a Schedule 13G filed on February 14, 2006.

(3)            Includes 3,975,620 shares of common stock owned by BRS.

(4)            Mr. Bruckmann may be deemed to share beneficial ownership of the shares held by BRS by virtue of his status as a member and manager of BRS LLC. Mr. Bruckmann expressly disclaims beneficial ownership of any shares held by BRS that exceed his pecuniary interest therein. The members and managers of BRS LLC share investment and voting power with respect to securities owned by BRS, but no individual controls such investment or voting power.

(5)            Includes 1,000,000 shares of common stock owned by Agri Beef, of which Mr. Rebholtz is a principal stockholder, director, President and Chief Executive Officer. Mr. Rebholtz expressly disclaims beneficial ownership of any shares held by Agri Beef that exceed his pecuniary interest therein.

(6)            Includes 666 shares of common stock owned on behalf of Ms. Thompson’s children.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 20 million shares of our common stock, $.01 par value, and one million shares of our preferred stock, $.01 par value, the rights and preferences of which may be established from time to time by our board of directors.

The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of June 30, 2006, there were 10,626,231 shares of our common stock outstanding held by 19 stockholders of record. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably those dividends as may be declared by our board of directors out of funds legally available therefore, as well as any other distributions made to our stockholders. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference to holders of our outstanding shares of preferred stock. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

We currently have authorized one million shares of our preferred stock, no shares issued and outstanding at June 30, 2006. Our board of directors has the authority, without further action by our stockholders, to issue our preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of our holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of our preferred stock could have the effect of delaying, deferring, or preventing a change in our control.

Registration Rights

Upon the consummation of this offering, the holders of 3,360,359 shares of our common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act.

Under a registration rights agreement between us, BRS, Agri Beef and certain other holders of shares of our common stock, BRS and the other holders may demand that we file a registration statement under the Securities Act covering some or all of such holders’ shares of our common stock. The registration rights agreement limits the number of “long-form” registration statements (such as Form S-1) BRS may require us to file to four; however, BRS may require us to file an unlimited number of “short-form” registration statements (such as Form S-3) and Agri Beef and the other holders may require us to file up to three “short-form” registration statements. In addition, such holders have certain “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to a demand registration or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration. We expect that prior to the consummation of the offering contemplated by this prospectus each of the holders of registration rights will have waived those rights with respect to the offering contemplated by this prospectus.

Anti-takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to act in what our board of directors believes to be in the best interests of us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders.

Written Consent of Stockholders.   Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting. The elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the president to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our amended and restated bylaws.

Amendment of the Bylaws.   Under Delaware law, the power to adopt, amend or repeal a corporation’s bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws grant our board the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at a regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors.

Amendment of Certificate of Incorporation.   The provisions of our amended and restated certificate of incorporation that could have anti-takeover effects as described above are subject to amendment, alteration or repeal either by (i) our board of directors without the assent or vote of our stockholders or (ii) the affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, depending on the subject provision. This requirement makes it more difficult for stockholders to make changes to the provisions in our amended and restated certificate of incorporation which could have anti-takeover effects by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending these provisions.

Special Meetings of Stockholders.   Our amended and restated bylaws preclude our stockholders from calling special meetings of stockholders or requiring the board of directors or any officer to call such a meeting or from proposing business at such a meeting except as required by law. Our amended and restated bylaws provide that only a majority of our board of directors, the chairman of the board or the president can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder cannot force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the president believes the matter should be considered or until the next annual meeting, provided that the requesting stockholder met the applicable notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Preferred Stock.   The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.

Other Limitations on Stockholder Actions.   Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us. In addition, the ability of our stockholders to remove directors without cause is precluded.

Nasdaq National Market Listing

Our common stock is listed on the Nasdaq National Market under the symbol “MWIV.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services. Its address is MAC N9100-030, 161 North Concord Exchange, South St. Paul, MN 55075-1139 and its telephone number is (651) 450-4061.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Piper Jaffray & Co., Banc of America Securities LLC and William Blair & Company, L.L.C. are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Piper Jaffray & Co.	1,344,321
Banc of America Securities LLC.	821,529
William Blair & Company, L.L.C.	821,529
Total	2,987,379

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $0.97 per share to selected dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•                  receipt and acceptance of the common stock by the underwriters; and

•                  the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option.   We and the selling stockholders have granted the underwriters an over-allotment option to buy up to 440,106 additional shares of our common stock on a pro rata basis at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us and the selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discount and Commissions.   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$1.61	$1.61	$1.61	$1.61
Total	$1,400,000	$1,610,000	$3,409,681	$3,921,131

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $695,391.

Listing.   Our common stock is quoted on the Nasdaq National Market under the symbol “MWIV.”

Stabilization.   In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•                  stabilizing transactions;

•                  short sales;

•                  syndicate covering transactions; and

•                  purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representative may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount on shares sold by them and purchased by the representative in stabilizing or short covering transactions.

In addition, one or more selling stockholders may have covered short positions in respect of the shares hereof sold by them in this offering that will become uncovered as a result of the sale. After the distribution has been completed, they may close out their positions through purchases of the common stock in the open market.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Market Making.   In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5.0% of the shares of common stock being offered.

Lock-up Agreements.   We, our directors and named executive officers and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of the representatives for a period of 90 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 90 day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the representatives.

Notwithstanding the foregoing, if the 90th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 90th day, the 90-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by the underwriters.

Indemnification.   We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Online Offering.   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates.   The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees. Bank of America, N.A., the agent and a lender under our amended credit agreement, is an affiliate of Banc of America Securities LLC.

Because more than 10% of the net proceeds of this offering, not including underwriting compensation, may be received by affiliates of Banc of America Securities LLC, a member of the National Association of Securities Dealers, Inc. (“NASD”), when we repay a portion of our borrowings under our revolving credit facility under our amended credit agreement, this offering is being conducted in compliance with NASD Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide independent market,” as defined by the NASD, exists.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed on for us by Dechert LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed on for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and consolidated financial statement schedule and includes an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 150, Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2006 and 2005 which is included in this prospectus, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the public room. You can read these periodic reports maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents from those offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC, covering the common stock we and the selling stockholders are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits. Statements contained in this prospectus regarding the contents of any agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete. You should refer in each instance to the copy of the agreement filed or incorporated by reference as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers.

In addition, you may request copies of this filing and such other reports as we may determine or as the law requires at no cost, by telephone at (800) 824-3703, or by mail to MWI Veterinary Supply, Inc., 651 S. Stratford Road, Suite 100, Meridian, Idaho 83642, Attention: Investor Relations.

MWI VETERINARY SUPPLY, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MWI Veterinary Supply, Inc.:

We have audited the accompanying consolidated balance sheets of MWI Veterinary Supply, Inc. and subsidiaries (the “Company”) as of September 30, 2005 and 2004, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2005. Our audits also included the consolidated financial statement schedule listed in the Index at F-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MWI Veterinary Supply, Inc. and subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2, the Company adopted the provisions of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, effective July 1, 2003.

DELOITTE & TOUCHE LLP
Boise, Idaho
November 22, 2005

MWI VETERINARY SUPPLY, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended September 30, 2005, 2004 and 2003
Dollars and shares in thousands, except per share amounts

	2005	2004	2003
Revenues:
Product sales	$463,272	$367,863	$315,738
Product sales to related party	28,473	22,163	22,960
Commissions	4,910	4,256	3,011
Total revenues	496,655	394,282	341,709
Cost of product sales	426,709	338,684	294,692
Gross profit	69,946	55,598	47,017
Selling, general and administrative expenses	52,647	41,872	35,886
Depreciation and amortization	1,528	1,146	976
Operating income	15,771	12,580	10,155
Other income (expense):
Interest expense	(6,515)	(6,098)	(3,034)
Earnings of equity method investees	131	104	106
Other	268	218	218
Total other expense	(6,116)	(5,776)	(2,710)
Income before taxes	9,655	6,804	7,445
Income tax expense	(5,098)	(4,280)	(3,116)
Net income	4,557	2,524	4,329
Redeemable preferred stock accretion	—	—	(2,714)
Income available to common stockholders	$4,557	$2,524	$1,615
Earnings per common share:
Basic	$0.76	$0.50	$0.32
Diluted	$0.68	$0.43	$0.28
Weighted average common shares outstanding:
Basic	5,970	5,038	5,013
Diluted	6,697	5,878	5,745

See notes to consolidated financial statements

MWI VETERINARY SUPPLY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended September 30, 2005, 2004 and 2003
Dollars in thousands

	2005	2004	2003
Net income	$4,557	$2,524	$4,329
Other comprehensive loss:
Interest rate swap:
Change in fair value, net of tax of $0, $9 and $6, respectively	—	(14)	(9)
Amount reclassified into net income, net of tax of $9, $6 and $42	14	9	67
Total comprehensive income	$4,571	$2,519	$4,387

See notes to consolidated financial statements.

MWI VETERINARY SUPPLY, INC.
CONSOLIDATED BALANCE SHEETS
As of September 30, 2005 and 2004
Dollars and shares in thousands, except per share amounts

	2005	2004
Assets
Current Assets:
Cash	$31	$28
Receivables, net	77,099	59,720
Inventories	68,786	49,525
Prepaid expenses and other current assets	2,011	1,196
Deferred income taxes	482	244
Total current assets	148,409	110,713
Property and equipment, net	6,919	6,007
Goodwill	29,739	28,287
Intangibles, net	1,644	—
Other assets, net	1,533	1,558
Total assets	$188,244	$146,565
Liabilities And Stockholders’ Equity
Current Liabilities:
Line-of-credit	$24,690	$49,129
Accounts payable	69,382	50,966
Accrued expenses	6,341	4,454
Interest rate swap	—	23
Current maturities of long-term debt	97	288
Total current liabilities	100,510	104,860
Deferred income taxes	650	608
Long-term debt	390	732
Redeemable preferred stock	—	35,733
Commitments and contingencies
Stockholders’ Equity
Common stock $0.01 par value, 20,000 authorized; 10,576 and 5,560 shares issued and outstanding, respectively	106	56
Additional paid in capital	78,396	955
Accumulated other comprehensive income (loss)	—	(14)
Retained earnings	8,192	3,635
Total stockholders’ equity	86,694	4,632
Total liabilities and stockholders’ equity	$188,244	$146,565

See notes to consolidated financial statements

MWI VETERINARY SUPPLY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Years Ended September 30, 2005, 2004 and 2003
Dollars and shares in thousands

				Notes	Accumulated
	Shares of		Additional	Receivable	Other
	Common	Common	Paid In	From	Comprehensive	Retained
	Stock	Stock	Capital	Stockholders	Income/(Loss)	Earnings	Total
Balance at September 30, 2002	5,500	$55	$945	$(76)	$(67)	$(504)	$353
Net income		—	—	—	—	4,329	4,329
Issuance of common stock	60	1	10	—	—	—	11
Interest earned on notes receivable		—	—	(1)	—	—	(1)
Collection of notes receivable		—	—	77	—	—	77
Other comprehensive income		—	—	—	58	—	58
Accretion of dividends on redeemable preferred stock		—	—	—	—	(2,714)	(2,714)
Balance at September 30, 2003	5,560	56	955	—	(9)	1,111	2,113
Net income		—	—	—	—	2,524	2,524
Other comprehensive loss		—	—	—	(5)	—	(5)
Balance at September 30, 2004	5,560	56	955	—	(14)	3,635	4,632
Net income		—	—	—	—	4,557	4,557
Issuance of common stock, net of issuance costs of $7,558	4,983	50	77,109	—	—	—	77,159
Exercises of common stock options	33	—	30	—	—	—	30
Tax benefit of common stock exercises		—	302	—	—	—	302
Other comprehensive income		—	—	—	14	—	14
Balance at September 30, 2005	10,576	$106	$78,396	$—	$—	$8,192	$86,694

See notes to consolidated financial statements

MWI VETERINARY SUPPLY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2005, 2004 and 2003
Dollars in thousands

	2005	2004	2003
Cash Flows From Operating Activities:
Net income	$4,557	$2,524	$4,329
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Accretion of redeemable preferred stock	4,055	4,239	999
Depreciation and amortization	1,536	1,146	976
Amortization of debt issuance costs	140	140	140
Deferred income taxes	(205)	335	13
Earnings of equity method investees	(131)	(105)	(106)
Distribution from equity method investee	43	—	50
Gain on disposal of property and equipment	(6)	(8)	(3)
Changes in operating assets and liabilities (net of effects of acquisitions):
Receivables	(15,276)	(10,071)	(8,536)
Inventories	(17,334)	(12,668)	1,555
Prepaid expenses and other current assets	(714)	(359)	(415)
Accounts payable	15,837	653	9,459
Accrued expenses	1,887	285	320
Net cash (used in)/provided by operating activities	(5,611)	(13,889)	8,781
Cash Flows From Investing Activities:
Business acquisitions	(5,033)	—	—
Purchases of property and equipment	(2,022)	(1,254)	(1,321)
Sale of property and equipment	564	13	14
Purchase of investments	—	(10)	—
Other	(38)	—	—
Net cash used in investing activities	(6,529)	(1,251)	(1,307)
Cash Flows From Financing Activities:
Issuance of common stock, net of issuance costs	77,159	—	11
Tax benefit of common stock options	302	—	—
Proceeds from stock options	30	—	—
Proceeds from issuance of debt	836	208	—
Issuance of preferred stock	—	—	286
Collection of notes receivable	—	—	76
Redemption of preferred stock and accrued dividends	(39,789)	—	—
Net (payments) borrowings on line-of-credit	(24,439)	15,157	(7,747)
Payment on debt	(1,856)	(133)	—
Debt issuance costs	(100)	(100)	(100)
Net cash provided by/(used in) financing activities	12,143	15,132	(7,474)
Increase (Decrease) in Cash	3	(8)	—
Cash at Beginning of Period	28	36	36
Cash at End of Period	$31	$28	$36

See notes to consolidated financial statements

MWI VETERINARY SUPPLY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Dollars in thousands, except share and per share data

1.   Business Description and Basis of Presentation

MWI Veterinary Supply, Inc. is a leading distributor of animal health products to veterinarians across the United States. The Company markets its products to veterinarians in both the companion and production animal markets. MWI Veterinary Supply, Inc. operates ten distribution centers located in the Western United States, Texas, Michigan, Georgia and Pennsylvania. The Company also provides supplies to Feeders’ Advantage, L.L.C. (“Feeders Advantage”), a 50% owned entity that sells to various feedlot companies.

MWI Veterinary Supply, Inc. (formerly named MWI Holdings, Inc.) was formed on June 18, 2002 for the sole purpose of acquiring all of the outstanding stock of MWI Veterinary Supply Co. (“MWI Co.”) from its owner, Agri Beef Co. (“Agri Beef”). The significant aspects of this transaction follow:

•     517,931 shares of MWI Co. stock held by Agri Beef were redeemed for cash of $21,033.

•     MWI Co. obtained a line-of-credit (See Note 7) and used the proceeds to repay existing debt held by Agri Beef and redeem shares held by Agri Beef as discussed above.

•     MWI Veterinary Supply, Inc. issued 3,982,000 shares of its common stock and 18,852.23 shares of redeemable preferred stock to a new investor for total cash proceeds of $19,576.

•     MWI Veterinary Supply, Inc. acquired the remaining 482,069 shares of MWI Co. from Agri Beef for cash of $19,576 and 995,500 shares of MWI Veterinary Supply, Inc. common stock and 7,167.77 shares of MWI Veterinary Supply, Inc. redeemable preferred stock with a collective value of $7,349.

•     MWI Veterinary Supply, Inc. issued 522,500 shares of its common stock and 480 shares of its redeemable preferred stock to employees for cash of $500 and notes receivable of $75.

•     MWI Veterinary Supply, Inc. and MWI Co. incurred capitalizable transaction costs of $2,277 recognized as part of purchase price.

The acquisition of MWI Co. by MWI Veterinary Supply, Inc. was accounted for in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. Accordingly, MWI Co.’s assets and liabilities were adjusted to fair value based on the purchase price paid by MWI Veterinary Supply, Inc. The principal effects of these adjustments were an increase to property and equipment of $590, an increase to investments of $232 and the recording of goodwill of $28,615. During 2003, the Company resolved a preacquisition contingency related to tax liabilities resulting in a reduction of goodwill of $328.

2.   Summary of Significant Accounting Policies

Principles of Consolidation — The accompanying consolidated financial statements consist of MWI Veterinary Supply, Inc. and its wholly owned subsidiaries, collectively referred to herein as “the Company” or “MWI”. All significant intercompany transactions have been eliminated. The Company uses the equity method of accounting for its investments in entities in which it has significant influence; generally this represents an ownership interest between 20% and 50%. The Company’s share of income or loss from these investments is reported as increases or decreases in the respective investment with a corresponding amount reported as other income.

Basis of Accounting and Use of Estimates — The accompanying consolidated financial statements have been prepared on the accrual basis of accounting using accounting principles generally accepted in the United States. In preparing financial information, the Company uses certain estimates and assumptions that may affect the reported amounts and disclosures. Some of these estimates require difficult, subjective, and complex judgments about matters that are inherently uncertain. As a result, actual results could differ from these estimates. Estimates are used when accounting for sales returns, allowance for doubtful accounts, customer incentives, vendor rebates, inventories, goodwill and intangible assets, income taxes, impairment of long-lived assets, depreciation and amortization, employee benefits, unearned income and contingencies. The estimates of fair value of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and reported amounts of revenue and expenses for the periods are based on assumptions that the Company believes to be reasonable.

Segment Information — The Company is a distributor of animal health products to veterinarians. These operations are within a single reporting segment and are located within the United States.

Revenue Recognition — MWI sells products that it sources from vendors to its customers through either a “buy/sell” transaction or an agency relationship with its vendors. In a “buy/sell” transaction, MWI purchases or takes inventory of products from the vendor. When a customer places an order with MWI, the Company picks, packs, ships and invoices the customer for the order. MWI recognizes revenue from “buy/sell” transactions as product sales when the product is delivered to the customer. The Company accepts product returns from its customers. The Company estimates returns based on historical experience and recognizes these estimated returns as a reduction of product sales. Product returns have not been significant to the Company’s financial statements. In an agency relationship, MWI does not purchase and take inventory of products from its vendors. MWI receives an order from a customer, then transmits the order to the vendor, who picks, packs and ships the order to the customer. In some cases, the vendor invoices and collects payment from the customer, while in other cases MWI invoices and collects payment from the customer on behalf of the vendor. MWI receives a commission payment for soliciting the order from the customer and for providing other customer service activities. Commissions are recognized when the services upon which the commissions are based are complete. Gross billings from agency contracts were $102,883, $86,657 and $68,697 for the years ended September 30, 2005, 2004 and 2003, respectively, and generated commission revenue of $4,910, $4,256 and $3,011, respectively.

Cost of Product Sales and Vendor Rebates — Cost of product sales includes the Company’s inventory product cost; including shipping costs to and from its distribution centers. Vendor rebates are recorded based on the terms of the contracts or programs with each vendor. The Company primarily receives quarterly and annual performance-based rebates from third-party vendors based upon attainment of certain sales and/or purchase goals. Sales rebates are classified in the accompanying consolidated statements of income as a reduction to cost of product sales at the time the sales performance measures are achieved. Purchase rebates are measured against inventory purchases from the vendors and are classified as a reduction of inventory until the product is sold. When the inventory is sold and purchase measures are achieved, purchase rebates are recognized as a reduction to cost of product sales.

Customer Incentives — Customer incentives are accrued based on the terms of the contracts with each customer. These incentive programs provide that the customer receive an incentive based on their product purchases or attainment of performance goals. Incentives are estimated based on the specific terms in each agreement, historical experience and product growth rates.

Cash — For the purposes of the statements of cash flows, cash consists of cash on hand. The Company’s banking arrangements allow the Company to fund outstanding checks when presented to the financial institution for payment. This cash management practice frequently results in a net cash book overdraft position, which occurs when total issued checks exceed available cash balances at a single financial institution. The Company has recorded its cash disbursement accounts with a net cash book overdraft position in accounts payable. At September 30, 2005 and 2004, the Company had net cash book overdrafts of $9,581 and $239, respectively, classified in accounts payable.

Inventories — Inventories, consisting of pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, supplies and nutritional products, are stated at the lower of cost (on a moving-average basis) or market.

Property and Equipment — Property and equipment are stated at cost and depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings	25 years
Machinery, furniture and equipment	5 to 7 years
Computer equipment	3 to 5 years
Leasehold improvements	Shorter of useful life or life of lease term

The cost and accumulated depreciation of items sold or retired are removed from the property accounts and any resulting gain or loss is reflected in net income. Repairs and maintenance are expensed as incurred and renewals and improvements are capitalized.

The Company periodically reviews long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted expected future cash flows from an asset is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements by writing down the asset to its fair value.

Goodwill — The Company recognizes the excess purchase price over the fair value of net assets acquired and liabilities assumed in a business combination as goodwill on the consolidated balance sheet. Goodwill is not amortized, but instead tested for impairment at least annually. The Company performs an annual impairment test as of September 30 each year and concluded that goodwill was not impaired at September 30, 2005 and 2004. Goodwill impairment tests will continue to be performed at least annually, and more frequently if circumstances indicate a possible impairment. The following table summarizes the goodwill recognized in connection with each business combination.

	2005	2004
MWI Veterinary Supply Co.	$28,287	$28,287
Memorial Pet Care, Inc.	66	—
Vetpo Distributors, Inc.	1,386	—
	$29,739	$28,287

Other Assets — Included in other assets are investments that consist of the Company’s equity method investment in one entity and two entities accounted for under the cost method of accounting. Other assets also consist of debt issuance costs that are being amortized over the life of the related debt.

Earnings Per Share — Basic earnings per share is calculated based on the weighted-average number of outstanding common shares during the applicable period. Diluted earnings per share is based on the weighted-average number of outstanding common shares plus the weighted-average number of potential outstanding common shares. Potential common shares that would increase earnings per share amounts or decrease loss per share amounts are antidilutive and are, therefore, excluded from the earnings per share computations. Earnings per share is computed separately for each period presented.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized to provide for temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates in effect during the years in which the temporary differences are expected to reverse.

Concentrations of Risk — The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its receivables. Customers of the Company are geographically dispersed throughout the United States. The Company routinely assesses the financial strength of its customers and reviews their credit history before extending credit. In addition, the Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Product sales to one customer were approximately 10% of the Company’s total product sales in 2005, 2004 and 2003, respectively. Product sales to another customer, a related party (See Note 14), were approximately 6%, 6% and 7% of the Company’s total product sales in 2005, 2004 and 2003, respectively.

Comprehensive Income — Components of the Company’s comprehensive income include net income and changes in fair value of interest rate swaps.

Advertising — Advertising costs are expensed when incurred and are included as part of selling, general and administrative expenses. Advertising costs were $142, $413, and $409 in 2005, 2004 and 2003, respectively.

Derivative Financial Instruments — The Company records all derivatives at fair value and designates derivative instruments as being used to hedge changes in fair value or changes in cash flows. Changes in the fair value of derivatives that offset changes in cash flows of a hedged item are recorded initially in other comprehensive income. Amounts recorded in other comprehensive income are subsequently reclassified into earnings during the same period in which the hedged item affects earnings. Any portion of the changes in fair value of derivatives designated as a hedge that is deemed ineffective is recorded in earnings. The Company entered into interest rate swap agreements to manage its interest rate exposure (See Note 7). Interest rate swaps are agreements to exchange interest rate payment streams based on a notional principal amount. The Company designated the swaps as a cash flow hedge. Accordingly, these swap agreements resulted in the recognition of derivative liabilities as well as amounts recorded in other comprehensive income. The Company had no interest rate swaps at September 30, 2005.

Stock-Based Compensation — The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Bulletin (“APB”) No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure-only requirements of SFAS No. 123, Accounting for Stock-Based Compensation, for stock-based awards to employees. Accordingly, the Company records no compensation expense in the consolidated financial statements upon grant of employee stock awards when the exercise price is equal to fair market value at the date of grant.

SFAS 123 requires the disclosure of pro forma net income or loss as if the Company had adopted the fair value method since inception. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the characteristics of the Company’s stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculation. The following table summarizes the effect on net income and earnings per share if the Company had adopted the provisions of SFAS 123.

	2005	2004	2003
Net income	$4,557	$2,524	$4,329
Deduct: Stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(602)	(1)	(1)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	—
Pro Forma net income	$3,955	$2,523	$4,328
Basic Earnings Per Share:
As Reported	$0.76	$0.50	$0.32
Pro Forma	$0.66	$0.50	$0.32
Diluted Earnings Per Share:
As Reported	$0.68	$0.43	$0.28
Pro Forma	$0.59	$0.43	$0.28

Calculations of the pro forma fair value of stock-based awards granted through August 2, 2005 were based on a single option valuation approach as a non-public company. Forfeitures are recognized as they occur. The Company’s calculations were made using the minimum value method with the following weighted average assumptions at September 30, 2003 (there were no grants in 2004):

Risk-free interest rate	2.97%
Expected life in years	5
Expected volatility	None
Dividends	None

In the Company’s fourth quarter of 2005 the Company granted 135,103 nonqualified options to purchase the Company’s common stock that were fully vested by September 30, 2005. The Company utilized the Black-Scholes option valuation model to value these post initial public offering grants for pro forma presentation of net income and earnings per share as if the fair value-based accounting method in SFAS 123 had been used. The Company’s computations used the following assumptions to derive the options fair value and related compensation expense:

Risk-free interest rate	4.1% to 4.2%
Expected life in years	5
Expected volatility	36.7%
Dividends	None

Reclassifications — Certain reclassifications have been made, none of which affected results of operations, to present the financial statements on a consistent basis.

Recently Issued and New Accounting Pronouncements — In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). This Statement establishes standards for how the Company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires the Company to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).

Many of those instruments were previously classified as equity. The Company adopted SFAS 150 on July 1, 2003. As a result, the Company reclassified its redeemable preferred stock as a liability (previously classified as mezzanine equity) and recorded dividend accretion on a prospective basis as interest expense. Dividend accretion included in interest expense was $4,055, $4,239 and $999 in 2005, 2004 and 2003, respectively. In August 2005, the Company redeemed all of the Series A preferred stock with a portion of the proceeds from its initial public offering (See Note 8).

In December 2003, FASB issued Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. This Interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlled financial interest or in which equity investors do not bear the residual economic risks. The adoption of this Interpretation did not have a material effect on the Company’s financial statements.

In November 2004, the FASB issued SFAS 151, Inventory Costs, an Amendment of ARB No. 43,Chapter 4 (“SFAS 151”). SFAS 151 clarifies that inventory costs that are “abnormal” are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS 151 provides examples of “abnormal” costs which include costs of idle facilities, excess freight and handling costs and wasted material (spoilage). SFAS 151 is effective for the Company’s fiscal year beginning October 1, 2005. The impact of SFAS 151 will not have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS 123 (Revised), Share-Based Payment (“SFAS 123-R”). SFAS 123-R replaces SFAS 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). Adoption of SFAS 123-R will require the Company to record a non-cash expense for its stock compensation plans using the fair value method. Historically, the Company recorded its compensation cost in accordance with APB No. 25, which does not require the recording of an expense for its equity related compensation plans if stock awards were granted at a price equal to the fair market value of MWI’s common stock on the grant date. SFAS 123-R is effective for the Company’s fiscal year beginning October 1, 2005. At October 1, 2005, the Company had no unvested stock awards that would be required to be recorded under the provisions of SFAS 123-R and therefore SFAS 123-R is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29 (“SFAS 153”), which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company is required to adopt SFAS 153 for nonmonetary asset exchanges occurring in the first quarter of 2006 and its adoption is not expected to have a significant effect on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 replaces FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and replaces ABP Opinion No. 20, Accounting Changes. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and will be effective for the Company for its fiscal year ending September 30, 2007. The impact of SFAS 154 is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2005, the Emerging Issues Task Force issued EITF No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). EITF 04-13 requires that purchases and sales of inventory with the same counterparty be accounted for as a nonmonetary transaction within the scope of APB Opinion No. 29, Accounting for Nonmonetary Transactions. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The impact of EITF 04-13 is not expected to have a material effect on the Company’s consolidated financial statements.

3.   Business Acquisitions

On November 1, 2004, the Company purchased certain assets of Memorial Pet Care, Inc., a pet crematorium, for $400 cash (plus approximately $32 of direct acquisition costs).

On January 3, 2005, the Company purchased substantially all of the assets of Vetpo Distributors, Inc. (“Vetpo”), a regional animal health products distributor located in Holland, Michigan, for $4,500 in cash (plus approximately $101 of direct acquisition costs) and the issuance of a note payable for $487.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. These preliminary purchase price allocations are based on a combination of third-party valuations and internal analyses and may be adjusted during the allocation period as defined in SFAS No. 141, Business Combinations.

	Memorial Pet	Vetpo
	Care, Inc.	Distributors, Inc.
Receivables	$24	$2,068
Inventories	—	1,927
Property and equipment	107	91
Goodwill	66	1,386
Intangibles	246	1,543
Total assets acquired	443	7,015
Accounts payable	11	1,927
Note payable	—	487
Total liabilities assumed	11	2,414
Net assets acquired	$432	$4,601

The $1,452 recorded in goodwill is expected to be deductible for tax purposes over 15 years.

4.   Receivables

Receivables consist of the following at September 30:

	2005	2004
Trade	$69,969	$55,682
Vendor rebates and programs	6,882	4,237
Related party — (See Note 14)	1,429	366
	78,280	60,285
Allowance for doubtful accounts	(1,181)	(565)
	$77,099	$59,720

Approximately 7% and 8% of the Company’s trade receivables resulted from transactions with a single customer as of September 30, 2005 and 2004, respectively.

5.   Property and Equipment

Property and equipment consists of the following at September 30:

	2005	2004
Land	$169	$322
Buildings and leasehold improvements	2,293	3,183
Machinery, furniture and equipment	8,140	6,960
Computer equipment	2,759	2,939
Construction in progress	630	—
	13,991	13,404
Accumulated depreciation and amortization	(7,072)	(7,397)
	$6,919	$6,007

The Company recorded depreciation expense of $1,392, $1,146 and $971 for the years ended September 30, 2005, 2004 and 2003, respectively.

6.   Intangibles

Intangible assets consists of the following at September 30:

	Useful Life	2005	2004
Amortizing:
Customer lists	10 years	$1,589	$—
Covenants not to compete	5 years	112	—
Other	5 years	36	—
		1,737	—
Accumulated amortization		(145)	—
		1,592	—
Non-Amortizing:
Trade names		52	—
		$1,644	$—

Projected amortization expense for existing intangible assets is $189 for each of the fiscal years ending 2006, 2007, 2008 and 2009 and $166 for the fiscal year ending 2010.

7.   Line-of-Credit and Long-Term Debt

Line-of-Credit — The Company has a line-of-credit agreement with two lenders for a credit facility that allows for borrowings up to $70,000. The line-of-credit is secured by a security interest in substantially all of the Company’s assets and terminates on June 18, 2007. Interest is due monthly at the following rates: 1) LIBOR plus a margin (5.41% at September 30, 2005); or 2) the prime rate (6.75% at September 30, 2005). The lenders also receive an unused line fee and letter of credit fee equal to 0.375% of the unused amount of the revolving credit facility. The Company’s outstanding balance on this facility at September 30, 2005 and 2004 was $24,690 and $49,129, respectively. The line-of-credit contains certain restrictive financial covenants as well as restrictions on dividend payments and future debt borrowings. The credit agreement allows the Company to issue up to $10,000 in letters of credit. The letters of credit typically act as guarantee of payment to certain third parties in accordance with specified terms and conditions. The Company had three letters of credit totaling $300 and two letters of credit totaling $3,100 at September 30, 2005 and 2004, respectively. There were no outstanding borrowings on these letters of credit at September 30, 2005 or 2004.

As part of the credit agreement, the Company was required to maintain an interest rate swap on a minimum notional amount of $12,000 of borrowings under its revolving credit facility. On July 7, 2004 and 2003, the Company entered into interest rate swap agreements for $12,000 of its line-of-credit borrowings. Under the swaps, the Company received interest at a floating rate based on LIBOR and paid interest at a fixed rate of 2.49% and 1.33%, respectively. Net payments due under the swaps were settled monthly and the swaps expired on July 7, 2005 and 2004, respectively. The Company received a waiver from its lenders for the requirement to maintain an interest rate swap effective as of July 7, 2005.

Long-Term Debt — In December 2003 the Company amended the line-of-credit agreement to include borrowings up to $2,500 on a loan for capital equipment purchases only. The capital equipment line-of-credit was secured by a security interest in substantially all of the Company’s assets. Interest was due monthly at the following rates: 1)LIBOR plus a margin; or 2) the prime rate plus a margin. In August 2005 the Company terminated the capital equipment line-of-credit and paid off the outstanding balance.

On January 3, 2005, the Company issued an unsecured non-negotiable promissory note in the aggregate principal amount of $487 in partial consideration for the purchase of substantially all the assets of Vetpo (See Note 3). The note bears interest at the prime rate (6.75% at September 30, 2005), payable quarterly. The principal of the note is payable in five equal annual installments, beginning January 1, 2006.

	2005	2004
Capital equipment note payable, monthly principal plus interest, interest rate 5.25% at September 30, 2004	$ —	$1,020
Unsecured non-negotiable promissory note, annual principal payments of $97 beginning January 1, 2006, interest paid quarterly, interest rate 6.75% at September 30, 2005	487	—
	487	1,020
Current portion	(97)	(288)
Total long-term debt	$390	$ 732

8.   Redeemable Preferred Stock

The Company had authorized 30,000 shares of $1 par value Series A preferred stock, with 26,786 shares issued and outstanding at September 30, 2004. The redeemable preferred stock was subject to mandatory redemption on June 18, 2012 and had a liquidation preference of $1,000 per share (plus accumulated, accrued and unpaid dividends). The holders of redeemable preferred stock were entitled to a cumulative 13% annual dividend based on the liquidation preference. The Company had the right to redeem any outstanding shares at any time but all shares were required to be redeemed no later than June 18, 2012. In August 2005, the Company used a portion of the proceeds from its initial public offering (See Note 9) to redeem all of the redeemable preferred stock.

9.   Common Stock and Stock Options

On July 28, 2005, the Company amended its Amended and Restated Certificate of Incorporation to authorize 20 million shares of common stock and declared a 5.5-to-1 common stock split in the form of a common stock dividend. All numbers of common stock and per share data in the accompanying consolidated financial statements and related notes have been retroactively restated to give effect to the amendment of the Amended and Restated Certificate of Incorporation and stock split.

Initial Public Offering

On August 3, 2005, we completed our initial public offering in which we sold an aggregate of 4,983,334 shares (including the exercise of the underwriters’ over-allotment option) of our common stock at a price of $17 per share. We received net proceeds of $77,159 after deducting the underwriting discounts and offering expenses. We used the net proceeds to redeem all of our Series A preferred stock for approximately $39,789 and to repay approximately $37,370 of borrowings outstanding on our revolving credit facility under our amended credit agreement.

2002 Stock Option Plan

The Company has a 2002 Stock Option Plan (the “2002 Plan”) to provide its directors, executives and other key employees with additional incentives by allowing them to acquire an ownership interest in the Company and, as a result, encouraging them to contribute to its success. At September 30, 2005 the Company had 507,688 shares of its common stock reserved for issuance under the 2002 Plan. The options granted under the 2002 Plan are nonqualified stock options that have an exercise price per share equal to fair market value of the common stock at the time of grant. The term of each option is determined by the Company’s board of directors or by a designated committee of the board but the term of any option may not exceed ten years from the date of grant. In 2003, the Company granted 543,951 nonqualified stock options with an exercise price of $0.18 per share under the 2002 Plan. The stock options generally lapse ten years after issuance or 120 days after the option holder ceases to be an employee depending upon the cause of termination. The options vest in various amounts over three to five-year periods beginning upon the achievement of annual financial targets as established by the option agreement beginning with the year ended September 30, 2002 and ending with the year ended September 30, 2006. All unvested options as of June 18, 2009 become fully vested if the option holder is employed with the Company on such date. Shares issued upon exercise of options granted under the 2002 Plan had a repurchase right, which expired in August 2005 in connection with the Company’s initial public offering. Unvested options for which the annual financial targets had been achieved became fully vested upon the completion of the Company’s initial public offering in August 2005. In 2005, no options were granted under the 2002 Plan, 36,267 options were exercised and 60,436 were forfeited. At September 30, 2005 the Company had outstanding 447,248 stock options under the 2002 Plan with 253,848 vested and exercisable.

2005 Stock Option Plan

In July 2005 the Company adopted the 2005 Stock-Based Award and Incentive Compensation Plan (the “2005 Plan”). Under the 2005 Plan, the Company may offer restricted shares of its common stock and grant options to purchase shares of its common stock to selected employees. The purpose of the 2005

Plan is to promote the Company’s long-term financial success by attracting, retaining and rewarding eligible participants. The number of shares reserved for issuance under the stock incentive plan is 1,200,000 shares. At September 30, 2005 the Company had 1,198,590 shares of its common stock available for issuance under the 2005 Plan.

The 2005 Plan permits the Company to grant stock options (both incentive stock options and non-qualified stock options), restricted stock and deferred stock. The compensation committee will determine the number and type of stock-based awards to each participant, the exercise price of each award, the duration of the award (not to exceed ten years), vesting provisions and all other terms and conditions of such award in individual award agreements. The 2005 Plan provides that upon termination of employment with the Company, unless determined otherwise by the compensation committee at the time options are granted, the exercise period for vested awards will generally be limited, provided that vested awards will be canceled immediately upon a termination for cause or voluntary termination. The 2005 Plan provides for the cancellation of all unvested awards upon termination of employment with the Company, unless determined otherwise by the compensation committee at the time awards are granted.

The 2005 Plan provides that upon a change in control, the compensation committee may, at its discretion:

•                  fully vest any award under the 2005 Plan;

•                  cancel any outstanding award in exchange for a payment in cash of an amount equal to the excess of the change in control price over the exercise price of the award;

•                  after giving the holder an opportunity to exercise any outstanding award, cancel or terminate any unexercised award; or,

•                  provide that any such award will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and in accordance with the terms and conditions of the 2005 Stock Plan.

During the fourth quarter of 2005, the Company granted 135,103 nonqualified stock options with a weighted average exercise price of $18.43 and a term of ten years. The options were fully vested by September 30, 2005. During the fourth quarter of 2005, option holders exercised 1,410 vested options and 606 were forfeited under the 2005 Plan.

A summary of activity under the 2002 and 2005 Plans are as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	Shares	price	Shares	price	Shares	price
Outstanding at beginning of year	543,951	$ 0.18	543,951	$0.18	—	$ —
Granted	135,103	18.43	—	—	543,951	0.18
Exercised	(37,677)	0.81	—	—		—
Cancelled or expired	(61,042)	0.35	—	—	—	—
Outstanding at end of year	580,335	$ 4.37	543,951	$0.18	543,951	$0.18
Exercisable at end of year	386,935	$ 6.47	65,283	$0.18	21,761	$0.18

	Outstanding options			Exercisable options
		Weighted
		average
		remaining	Weighted		Weighted
		contractual	average		average
	Number of	life	exercise	Number of	exercise
Range of exercise prices	Shares	(in years)	price	Shares	price
$ 0.18 - $16.99	447,248	6.7	$ 0.18	253,848	$ 0.18
$17.00 - $19.99	99,137	9.8	$17.03	99,137	$17.03
$20.00 - $23.06	33,950	10.0	$22.61	33,950	$22.61

10.   Computation Of Earnings Per Common Share (In thousands except per share data)

	2005		2004		2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$4,557	$4,557	$2,524	$2,524	$1,615	$1,615
Weighted average common shares outstanding	5,970	5,970	5,038	5,038	5,013	5,013
Effect of diluted securities Contingent stock		412		522		522
Stock options		315		318		210
Weighted average shares outstanding		6,697		5,878		5,745
Earnings per share	$ 0.76	$ 0.68	$ 0.50	$ 0.43	$ 0.32	$ 0.28
Anti-dilutive shares excluded from calculation		34		—		—

11.   Income Taxes

The components of the U.S. Federal and state income tax expense consist of the following:

	2005	2004	2003
Current payable:
U.S. Federal	$4,601	$3,268	$2,579
State	702	677	524
	5,303	3,945	3,103
Deferred:
U.S. Federal	(168)	278	11
State	(37)	57	2
	(205)	335	13
	$5,098	$4,280	$3,116

The Company’s deferred tax assets and liabilities consist of the following at September 30:

	2005	2004
Deferred tax assets:
Investments	$ 144	$ 148
Allowance for doubtful accounts	451	216
Inventories	199	132
Revenue recognition	56	75
Other	96	9
Total deferred tax assets	946	580
Deferred tax liabilities:
Property and equipment	(786)	(755)
Prepaid expenses	(316)	(189)
Other	(12)	—
Total deferred tax liabilities	(1,114)	(944)
Net deferred tax liabilities	$ (168)	$(364)

The Company believes that realization of these deferred assets is more likely than not. Accordingly, no valuation allowance has been recorded.

Income tax expense differed from income taxes at the U.S. federal statutory tax rate of 34% for all periods presented as follows:

	2005	2004	2003
Taxes computed at statutory rate	34.0%	34.0%	34.0%
State income taxes (net of federal) income tax benefit	4.3	7.1	3.9
Redeemable preferred stock dividend accretion	14.3	21.2	4.6
Other	0.2	0.6	(0.6)
	52.8%	62.9%	41.9%

The decrease in the effective tax rate for the year ended September 30, 2005 as compared to the year ended September 30, 2004 was primarily attributable to the lower nondeductible accretion of dividends on the Series A preferred stock in 2005 due to the redemption of all of the Series A preferred stock in August 2005 and due to actual state income tax expense being less than estimated due to the utilization of state tax credits. The increase in the effective rate for the year ended September 30, 2004 as compared to September 30, 2003 was attributable to the nondeductible accretion of dividends on the Series A preferred stock beginning on July 1, 2003.

12.   Statement of Cash Flow — Supplemental and Noncash Disclosures

	2005	2004	2003
Supplemental Disclosures
Cash paid for interest	$2,034	$1,719	$1,894
Cash paid for income taxes	4,122	4,448	3,155
Noncash Activities
Increase (decrease) in the fair value of interest rate swaps	—	8	(93)
Accretion of redeemable preferred stock	—	—	2,714
Equipment acquisitions financed with note payable	—	945	—
Equipment acquisitions financed with accounts payable	642	—	—

13.   Commitments and Contingencies

The Company has operating leases for office and distribution center space and equipment for varying periods. Certain leases have renewal options and require contingent payments for increases, including executory costs, in property taxes, insurance and certain other costs in excess of a base year amount. Total rent expense for the years ended September 30, 2005, 2004 and 2003 were $1,800, $1,316 and $766, respectively.

The aggregate future noncancelable minimum rental payments on operating leases at September 30, 2005 are as follows:

2006	$1,494
2007	1,433
2008	1,197
2009	1,054
2010	839
Thereafter	886
$6,903

The Company is not a party to any material pending legal proceedings and is not aware of any claims that could have a material adverse effect on our financial position, results of operations, or cash flows.

14.   Related Party Transactions

On June 18, 2002, the Company entered into a management services and consulting agreement (the “agreement”) with Bruckmann, Rosser, Sherrill & Co. LLC (“BRS”), a major shareholder, and Agri Beef Co. (“Agri Beef”), a major shareholder. The agreement stated that BRS would provide certain management, consulting and financial planning services to the Company’s board of directors and management. Under the terms of the agreement, BRS received an annual fee equal to the greater of $250 or two and one-half percent of the Company’s EBITDA, as defined in the agreement, each fiscal year. The agreement also stipulated that Agri Beef was entitled to 20% of the fee owed to BRS. In August 2005, the Company, BRS and Agri Beef terminated the agreement for a termination fee of $1,600 to BRS and $400 to Agri Beef. BRS received $365, $309 and $200 and Agri Beef received $91, $77 and $50 for services performed under the agreement in 2005, 2004 and 2003, respectively. In 2003, the Company also paid Agri Beef $76 for data processing expenses.

MWI Co., a subsidiary of the Company, holds a 50% membership interest in Feeders’ Advantage that is accounted for as an investment using the equity method. Sales of products to Feeders’ Advantage were $28,473, $22,163 and $22,960 in 2005, 2004 and 2003, respectively. MWI Co. charged Feeders’ Advantage for certain operating and administrative services of $428, $421 and $390 in 2005, 2004 and 2003, respectively. The Company’s President and Chief Executive Officer and a member of the Company’s Board of Directors are each members of the board of managers of Feeders’ Advantage.

15.   Employee Benefit Plans

Through March 31, 2004, the Company, along with Feeders’ Advantage and Agri Beef, participated in a multi-employer defined contribution profit sharing plan with a 401(k) arrangement covering all employees of the Company. On April 1, 2004, the Company, along with Feeders’ Advantage, established a new multi-employer defined contribution profit sharing plan with a 401(k) arrangement and the account balances for all eligible employees were transferred to this plan.

To become eligible for the profit sharing portion of the plan, an employee must complete two years of service and attain the age of twenty-one. Participation is automatic. To become eligible for the 401(k) portion of the plan, the employee must complete three-months of service and attain the age of twenty-one.

Both portions of the plan allow for employer matching contributions. The Company is required to match 50% of the employee’s contribution to the 401(k) portion of the plan up to 6% of the employee’s salary. The Company’s combined matching contributions for the 401(k) portion of the plan were $549, $444 and $431 in 2005, 2004 and 2003, respectively. Employee’s contributions are fully vested immediately while employer contributions vest over a five-year period.

Contributions to the profit sharing portion of the Plans are discretionary, ranging from 0 to 3%, and are approved by the Company’s Board of Directors. Total combined contributions for 2005, 2004 and 2003 were $598, $448, and $423, respectively. Employer contributions are fully vested immediately.

16.   Financial Instruments

Financial Instruments — The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimate of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts of receivables, investments, accounts payable, long-term debt and the line-of-credit are a reasonable estimate of their fair value.

Derivative Financial Instruments — The Company entered into interest rate swaps that qualified as derivatives and were designated as cash flow hedges. The Company’s interest rate swaps expired on July 7, 2005 and were not renewed. At September 30, 2004, the fair value of the swap was a liability of $23. The Company recorded this liability with a corresponding charge to other comprehensive loss (reduced by deferred tax assets of $9). Ineffectiveness of the hedges was not significant. The entire amount included in accumulated other comprehensive loss at September 30, 2004 was reclassified to income during 2005 as the related interest rate swap expired on July 7, 2005.

17.   Quarterly Financial Data (Unaudited)

	Three-Months Ended
	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Year
	Dollars and shares in thousands, except per share data
2005
Total revenues	$108,994	$116,410	$137,987	$133,264	$496,655
Gross profit	16,624	16,472	18,032	18,818	69,946
Operating income(1)	5,268	3,282	4,422	2,799	15,771
Net income(1)	1,656	595	1,407	899	4,557
Earnings per common share — diluted(2)	$ 0.28	$ 0.10	$ 0.24	$ 0.10	$ 0.68
Weighted average common shares outstanding used in the diluted earnings per share calculation	5,882	5,878	5,876	9,113	6,697
2004
Total revenues	$ 90,054	$ 94,163	$106,186	$103,879	$394,282
Gross profit	13,725	13,632	14,205	14,036	55,598
Operating income	3,603	2,920	3,324	2,733	12,580
Net income	841	542	717	424	2,524
Earnings per common share — diluted(3)	$ 0.14	$ 0.09	$ 0.12	$ 0.07	$ 0.43
Weighted average common shares outstanding used in the diluted earnings per share calculation	5,878	5,878	5,878	5,878	5,878

(1)                                        Operating income for the fourth quarter of 2005 includes a $2,000 pretax charge ($1,220 after-tax charge) related to the termination of a management services and consulting agreement.

(2)                                        The sum of the quarterly earnings per share amounts does not agree to the year-to-date earnings per share amount as a result of the issuance of 4,983 of common stock in August 2005 upon the completion of the Company’s initial public offering.

(3)                                        The sum of the quarterly earnings per share amounts does not agree to the year-to-date earnings per share amount as a result of rounding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MWI Veterinary Supply, Inc.

Meridian, Idaho

We have reviewed the accompanying condensed consolidated balance sheet of MWI Veterinary Supply, Inc. and subsidiaries (the “Company”) as of March 31, 2006 and the related condensed consolidated statements of income and of comprehensive income for the three-month and six-month periods ended March 31, 2006 and 2005, and of cash flows for the six-month periods ended March 31, 2006 and 2005. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boise, Idaho
May 1, 2006

MWI VETERINARY SUPPLY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Unaudited
Dollars and shares in thousands, except per share amounts

	Three-months ended March 31,		Six-months ended March 31,
	2006	2005	2006	2005
Revenues:
Product sales	$133,255	$108,888	$260,303	$210,148
Product sales to related party	8,001	6,142	17,356	12,947
Commissions	2,093	1,380	3,506	2,309
Total revenues	143,349	116,410	281,165	225,404
Cost of product sales	123,421	99,938	238,485	192,308
Gross profit	19,928	16,472	42,680	33,096
Selling, general and administrative expenses	15,159	12,803	29,712	23,819
Depreciation and amortization	473	387	915	727
Operating income	4,296	3,282	12,053	8,550
Other income (expense):
Interest expense	(578)	(1,776)	(1,133)	(3,545)
Earnings of equity method investees	37	27	82	59
Other	137	57	227	124
Total other expense	(404)	(1,692)	(824)	(3,362)
Income before taxes	3,892	1,590	11,229	5,188
Income tax expense	(1,537)	(995)	(4,435)	(2,937)
Net income	$2,355	$595	$6,794	$2,251
Earnings per common share:
Basic	$0.22	$0.12	$0.64	$0.44
Diluted	$0.22	$0.10	$0.62	$0.38
Weighted average common shares outstanding:
Basic	10,586	5,062	10,582	5,062
Diluted	10,884	5,878	10,873	5,880

See notes to condensed consolidated financial statements.

MWI VETERINARY SUPPLY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Unaudited
Dollars in thousands

	Three-months ended March 31,		Six-months ended March 31,
	2006	2005	2006	2005
Net income	$2,355	$595	$6,794	$2,251
Other comprehensive loss:
Interest rate swap:
Change in fair value, net of tax of $2 and $17, respectively	—	4	—	27
Total comprehensive income	$2,355	$599	$6,794	$2,278

See notes to condensed consolidated financial statements.

MWI VETERINARY SUPPLY, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
Unaudited
Dollars and shares in thousands, except per share amounts

March 31,
2006
Assets
Current Assets:
Cash	$34
Receivables, net	82,291
Inventories	63,827
Prepaid expenses and other current assets	1,797
Deferred income taxes	581
Total current assets	148,530
Property and equipment, net	6,298
Goodwill	29,739
Intangibles, net	1,551
Other assets, net	2,962
Total assets	$189,080
Liabilities And Stockholders’ Equity
Current Liabilities:
Line-of-credit	$24,654
Accounts payable	63,040
Accrued expenses	6,583
Current maturities of long-term debt	97
Total current liabilities	94,374
Deferred income taxes	601
Long-term debt	292
Commitments and contingencies
Stockholders’ Equity
Common stock $0.01 par value, 20,000 authorized; 10,593 shares issued and outstanding, respectively	106
Additional paid in capital	78,721
Retained earnings	14,986
Total stockholders’ equity	93,813
Total liabilities and stockholders’ equity	$189,080

See notes to condensed consolidated financial statements.

MWI VETERINARY SUPPLY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
Dollars in thousands

	Six-months ended March 31,
	2006	2005
Cash Flows From Operating Activities:
Net income	$6,794	$2,251
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	918	731
Amortization of debt issuance costs	70	70
Deferred income taxes	(148)	(149)
Earnings of equity method investees	(82)	(60)
Gain on disposal of property and equipment	(62)	(4)
Accretion of redeemable preferred stock	—	2,315
Distribution of equity method investee	—	43
Other	(9)	—
Changes in operating assets and liabilities (net of effects of acquisitions):
Receivables	(5,192)	(522)
Inventories	4,959	15
Prepaid expenses and other current assets	214	101
Accounts payable	(5,731)	5,370
Accrued expenses	272	510
Net cash provided by operating activities	2,003	10,671
Cash Flows From Investing Activities:
Purchases of property and equipment	(2,238)	(1,165)
Deposit for property and equipment acquisition	(1,414)	—
Business acquisitions	—	(5,032)
Sale of property and equipment	1,455	4
Other	6	(16)
Net cash used in investing activities	(2,191)	(6,209)
Cash Flows From Financing Activities:
Proceeds from stock options	271	—
Tax benefit of common stock options	53	—
Payment on debt	(97)	(164)
Net payments on line-of-credit	(36)	(4,995)
Proceeds from issuance of debt	—	700
Net cash provided by/(used in) financing activities	191	(4,459)
Increase in Cash	3	3
Cash at Beginning of Period	31	28
Cash at End of Period	$34	$31
Supplemental Disclosures:
Cash paid for interest	$1,013	$1,109
Cash paid for income tax	3,992	2,498

See notes to condensed consolidated financial statements.

MWI Veterinary Supply, Inc.
Notes to Condensed Consolidated Financial Statements
(Dollars in thousands, except share and per share data)

1.   General

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the results of operations, statement of comprehensive income, financial position and cash flows of MWI Veterinary Supply, Inc., formerly named MWI Holdings, Inc., and its wholly-owned subsidiaries (“the Company”). All material intercompany balances have been eliminated.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments necessary to present fairly, in all material respects, the results of the Company for the periods presented. These condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and accompanying notes included herein. The results of operations for the six-months ended March 31, 2006 are not necessarily indicative of results to be expected for the entire fiscal year.

Use of Estimates

The preparation of the Company’s consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions. Some of these estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. As a result, actual results could differ from these estimates. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Revenue Recognition

MWI sells products that it sources from vendors to its customers through either a “buy/sell” transaction or an agency relationship with its vendors. In a “buy/sell” transaction, MWI purchases or takes inventory of products from the vendor. When a customer places an order with MWI, the Company picks, packs, ships and invoices the customer for the order. MWI recognizes revenue from “buy/sell” transactions as product sales when the product is delivered to the customer. The Company accepts product returns from its customers. The Company estimates returns based on historical experience and recognizes these estimated returns as a reduction of product sales. Product returns have not been significant to the Company’s financial statements. In an agency relationship, MWI does not purchase and take inventory of products from its vendors. MWI receives an order from a customer, then transmits the order to the vendor, who picks, packs and ships the order to the customer. In some cases, the vendor invoices and collects payment from the customer, while in other cases MWI invoices and collects payment from the customer on behalf of the vendor. MWI receives a commission payment for soliciting the order from the customer and for providing other customer service activities. Commissions are recognized when the services upon which the commissions are based are complete. Gross billings from agency contracts were

$45,350 and $29,597 for the three-months ended March 31, 2006 and 2005, respectively, and generated commission revenue of $2,093 and $1,380, respectively. Gross billings from agency contracts were $72,220 and $48,063 for the six-months ended March 31, 2006 and 2005, respectively, and generated commission revenue of $3,506 and $2,309, respectively.

Cost of Product Sales and Vendor Rebates

Cost of product sales includes the Company’s inventory product cost; including shipping costs to and from its distribution centers. Vendor rebates are recorded based on the terms of the contracts or programs with each vendor. The Company receives quarterly, trimester and annual performance-based rebates from third-party vendors based upon attainment of certain sales and/or purchase goals. Sales rebates are classified in the accompanying consolidated statements of income as a reduction to cost of product sales at the time the sales performance measures are achieved. Purchase rebates are measured against inventory purchases from the vendors and are classified as a reduction of inventory until the product is sold. When the inventory is sold and purchase measures are achieved, purchase rebates are recognized as a reduction to cost of product sales.

2.   Effect Of Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (“SFAS 151”). SFAS 151 clarifies that inventory costs that are “abnormal” are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS 151 provides examples of “abnormal” costs that include costs of idle facilities, excess freight and handling costs, and wasted material (spoilage). SFAS 151 was effective for the Company’s fiscal year beginning October 1, 2005 and did not have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS 123 (Revised), Share-Based Payment (“SFAS 123 R”). SFAS 123 R replaces SFAS123, Accounting for Stock-based Compensation (“SFAS 123”), as amended by SFAS 148, Accounting for Stock Based Compensation — Transition and Disclosure and supersedes Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. Adoption of SFAS 123 R requires the Company to record non-cash expense for the Company’s stock compensation plans using the fair value method. SFAS 123 R was effective for the Company on October 1, 2005 and the adoption of SFAS 123 R did not have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29 (“SFAS 153”), which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company adopted SFAS 153 as of October 1, 2005 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 replaces FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and replaces ABP No. 20, Accounting Changes. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and will be effective for the Company for its fiscal year beginning October 1, 2006. The adoption of SFAS 154 is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2005, the Emerging Issues Task Force issued EITF No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). EITF 04-13 requires that purchases and sales of inventory with the same counterparty be accounted for as a nonmonetary transaction within the scope of APB No. 29, Accounting for Nonmonetary Transactions. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The adoption of EITF 04-13 is not expected to have a material effect on the Company’s consolidated financial statements.

3.   Receivables

March 31,
2006
Trade	$76,045
Vendor rebates and programs	7,123
Related party	14
83,182
Allowance for doubtful accounts	(891)
$82,291

Product sales resulting from transactions with a single customer were 9% during the three and six-months ended March 31, 2006, and 10% for the three and six-months ended March 31, 2005. Approximately 10% of the Company’s trade receivables resulted from transactions with this single customer as of March 31, 2006.

Product sales resulting from transactions with Feeders’ Advantage LLC, a related party, were 6% during the three and six-months ended March 31, 2006, 5% during the three-months ended March 31, 2005 and 6% during the six-months ended March 31, 2005.

4.   Property And Equipment

March 31,
2006
Land	$—
Buildings and leasehold improvements	1,427
Machinery, furniture and equipment	8,466
Computer equipment	2,793
Construction in progress	463
13,149
Accumulated depreciation and amortization	(6,851)
$6,298

Depreciation expense for the three-months ended March 31, 2006 and 2005 was $429 and $340, respectively, and $826 and $681 for the six-months ended March 31, 2006 and 2005, respectively.

During the three-months ended March 31, 2006 the Company relocated from its existing, owned distribution center to a new larger leased facility located in Denver, Colorado and sold the owned distribution center. The sale of the distribution center closed in February 2006 resulting in a gain of approximately $62 that is recorded in other income (expense) in the condensed consolidated statement of income.

5.   Intangibles

		March 31,
	Useful Life	2006
Amortizing:
Customer lists	10 years	$1,589
Covenants not to compete	5 years	112
Other	5 years	36
		1,737
Accumulated amortization		(238)
		1,499
Non-Amortizing:
Trade names		52
		$1,551

Projected amortization expense for existing intangible assets is $189 for each of the fiscal years ending 2006, 2007, 2008, and 2009 and $166 for the fiscal year ending 2010.

6.   Line-Of-Credit And Long-Term Debt

Line-of-Credit — The Company has a line-of-credit agreement with two lenders for a credit facility that allows for borrowings up to $70,000. The line-of-credit is secured by a security interest in substantially all of the Company’s assets and terminates on June 18, 2007. Interest is due monthly at the following rates: 1) LIBOR plus a margin (6.3% at March 31, 2006); or 2) the prime rate (7.75% at March 31, 2006). The lenders also receive an unused line fee and letter of credit fee equal to 0.375% of the unused amount of the revolving credit facility. The Company’s outstanding balance on this facility at March 31, 2006 was $24,654. The line-of-credit contains certain restrictive financial covenants as well as restrictions on dividend payments and future debt borrowings. The credit agreement allows the Company to issue up to $10,000 in letters of credit. The letters of credit typically act as guarantee of payment to certain third parties in accordance with specified terms and conditions. The Company had six letters of credit totaling $600 at March 31, 2006. There were no outstanding borrowings on these letters of credit at March 31, 2006.

Long-Term Debt — In January 2005, the Company issued an unsecured non-negotiable promissory note in the aggregate principal amount of $487 in partial consideration for the acquisition of a business. The note bears interest at the prime rate (7.75% at March 31, 2006), payable quarterly. The principal of the note is payable in five equal annual installments and matures on January 1, 2010. The balance on this promissory note was $389 at March 31, 2006.

7.   Stock Options

The Company has two stock-based award plans, the 2002 Stock Option Plan and the 2005 Stock-Based Award and Incentive Compensation Plan (the “2005 Plan”). The 2005 Plan allows the Company’s Board of Directors to grant common stock options, restricted stock, deferred units and other stock-based awards to executives and other key employees. These plans have been developed to provide additional incentives by allowing equity ownership in the Company and, as a result, encouraging them to contribute to its success. At March 31, 2006, the Company had 559,048 options to purchase common stock outstanding (365,648 vested and exercisable) with a weighted average exercise price of $3.84 and expiring through September 2015. In March 2006 the Company granted 1,923 shares of restricted stock which vest annually over 5 years. At March 31, 2006, the Company had 1,689,442 shares available to be issued under its stock-based award plans.

Effective October 1, 2005, the Company adopted the provisions of SFAS No. 123 R for its share-based compensation plans. The Company previously accounted for these plans under the recognition and measurement principals of APB No. 25 and related interpretations and disclosure requirements established by SFAS 123, as amended by SFAS No. 148. Under APB No. 25, no compensation expense was recorded in earnings for the Company’s stock-based awards granted under the Company’s stock-based award plans. The pro forma effects on net income and earnings per share for stock-based awards were instead disclosed in a footnote to the financial statements. Under SFAS 123 R, all share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period.

The Company adopted SFAS 123 R using the modified prospective method. Under this transition method, compensation expense includes the expense for all share-based awards granted prior to, but not yet vested as of October 1, 2005 excluding those options initially valued using the minimum value method. At October 1, 2005, all of the Company’s options to purchase common stock were either vested and exercisable or were initially valued using the minimum value method and therefore no compensation expense was recognized for these stock-based awards in fiscal 2006. During the three and six-months ended March 31, 2006 the Company recognized $1 of compensation expense related to restricted stock granted during the periods. During the three and six-months ended March 31, 2005, compensation expense that would have been recorded had the Company adopted the fair value method (all of which would have been determined using the minimum value method) was not significant.

8.   Income Taxes

The Company’s effective tax rate for the three-months ended March 31, 2006 and 2005 was 39.5% and 62.6%, respectively. The Company’s effective tax rate for the six-months ended March 31, 2006 and 2005 was 39.5% and 56.6%, respectively. The decrease in the effective rate in the three and six-months ended March 31, 2006 as compared to the same periods in the prior year was primarily a result of the elimination of the non-deductible accretion of dividends, recorded as interest expense, on the Series A preferred stock that was redeemed in August 2005.

9.   Computation Of Earnings Per Common Share

	Three-months ended March 31,
	2006		2005
	Basic	Diluted	Basic	Diluted
Net income	$2,355	$2,355	$595	$595
Weighted average common shares outstanding	10,586	10,586	5,062	5,062
Effect of diluted securities
Stock options and restricted stock		298		317
Contingent stock		—		499
Weighted average shares outstanding		10,884		5,878
Earnings per share	$0.22	$0.22	$0.12	$0.10
Anti-dilutive shares excluded from calculation		2		—

	Six-months ended March 31,
	2006		2005
	Basic	Diluted	Basic	Diluted
Net income	$6,794	$6,794	$2,251	$2,251
Weighted average common shares outstanding	10,582	10,582	5,062	5,062
Effect of diluted securities
Stock options and restricted stock		291		319
Contingent stock		—		499
Weighted average shares outstanding		10,873		5,880
Earnings per share	$0.64	$0.62	$0.44	$0.38
Anti-dilutive shares excluded from calculation		2		—

10.   Related Parties

MWI Veterinary Supply Co. (“MWI Co.”), a subsidiary of the Company, holds a 50.0% membership interest in Feeders’ Advantage, L.L.C (“Feeders’ Advantage”). MWI Co. charged Feeders’ Advantage for certain operating and administrative services of $126 and $87 for the three-months ended March 31, 2006 and 2005, respectively, and $278 and $192 for the six-months ended March 31, 2006 and 2005, respectively. Sales of products to Feeders’ Advantage were $8,001 and $6,142 for the three-months ended March 31, 2006 and 2005, respectively, and $17,355 and $12,947 for the six-months ended March 31, 2006 and 2005, respectively.

MWI Co. provides Feeders’ Advantage with a line-of-credit to finance its day-to-day operations. This line-of-credit bears interest at the prime rate. The interest due on the line-of-credit is calculated and charged to Feeders’ Advantage on the last day of each month. Conversely, to the extent MWI Co. has a payable balance due to Feeders’ Advantage, the payable balance accrues interest in favor of Feeders’ Advantage at the average federal funds rates in effect for that month.

The Company had a management and consulting services agreement with Bruckmann, Rosser, Sherrill & Co. LLC (“BRS LLC”) and Agri Beef Co., both related parties, which was terminated in August 2005. For the three and six-months ended March 31, 2005 the Company expensed $127 and $266 in management and other service fees under the agreement with BRS LLC and Agri Beef Co.

11.   Contingencies And Commitments

From time to time, in the normal course of business, the Company may become a party to legal proceedings that may have an adverse effect on the Company’s financial position, results of operations and cash flows. At March 31, 2006 the Company was not a party to any material pending legal proceedings and was not aware of any claims that could have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

MWI VETERINARY SUPPLY, INC.
SCHEDULE II — CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

		Charged
	Balance at	(Credited) to
	Beginning of	Costs and	Deductions/	Balance at
	Period	Expenses	Write-offs	End of Period
Allowance for Doubtful Accounts
Year ended September 30, 2005	$565	$978	$(362)	$1,181
Year ended September 30, 2004	544	430	(409)	565
Year ended September 30, 2003	406	345	(207)	544

2,987,379 Shares

MWI VETERINARY SUPPLY, INC.

Common Stock

PROSPECTUS

Until August 14, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Banc of America Securities LLC

William Blair & Company

July 19, 2006